Filed Pursuant to 424(b)(3)
Registration No. 333-140475
PROSPECTUS

of

Commerce Bancshares, Inc.

602,591 Shares of Common Stock

$5.00 par Value

The Boards of Commerce, CBI-Kansas and South Tulsa have agreed to the merger of South Tulsa into CBI-Kansas. The total merger consideration value is estimated to be $26,250,000. If the merger is approved, each South Tulsa shareholder will receive Commerce common stock with a value of $340.54 per share of South Tulsa common stock. The per share merger consideration will be equal to $340.54 in Commerce common stock if the Commerce stock price is between $45.30 and $50.06. Thus, if the Commerce stock price is within this range, each shareholder of South Tulsa will receive between approximately 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock.

If the Commerce stock price is less than $45.30, each shareholder of South Tulsa will receive approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock (which results in the value of the Commerce stock received being less than $340.54). On the other hand, if the Commerce stock price is greater than $50.06, each shareholder of South Tulsa will receive approximately 6.80 shares of Commerce common stock per share of South Tulsa common stock (which results in the value of the Commerce stock received being more than $340.54). This result is because the parties agreed not to adjust the amount of Commerce common stock received beyond these limits. See “What South Tulsa Shareholders Will Receive in the Merger” on page iv, “Summary — The Merger Consideration” on page 1, and “The Merger — Conversion of South Tulsa Common Stock” on page 14. Commerce common stock is traded on The Nasdaq Stock Market under the symbol “CBSH.”

PROXY STATEMENT

of

South Tulsa Financial Corporation

For a Special Meeting of Shareholders

To be Held on March 30, 2007

The merger cannot be completed unless the South Tulsa shareholders approve it by an affirmative vote of the holders of at least a majority of the outstanding shares. South Tulsa’s Board of Directors has scheduled a special meeting for South Tulsa shareholders to vote on the merger as follows:

March 30, 2007
10:00 a.m., local time
6130 East 81st Street
Tulsa, Oklahoma

This document gives you detailed information about the proposed merger. We encourage you to read this entire document carefully, including the section titled “Risk Factors” beginning on page 10. Please see “Where You Can Find More Information” beginning on page 45 for additional information about Commerce on file with the Securities and Exchange Commission.

This Proxy Statement/Prospectus is first being mailed to shareholders on or about March 8, 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Commerce Common Stock to be issued under this Proxy Statement/Prospectus or determined if the Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Commerce common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Stock is subject to investment risks, including loss of value.

Dated March 2, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

This Proxy Statement/Prospectus incorporates by reference important business and financial information about Commerce that we are not delivering with this document. The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document separately filed with the SEC. See “Where You Can Find More Information” beginning on page 45. You can obtain this information from Commerce without charge upon written or oral request by contacting:

Commerce Bancshares, Inc.
1000 Walnut, Suite 700
Kansas City, Missouri 64141
Attention: Corporate Finance
(816) 234-2000

To ensure timely delivery of the documents in advance of the special meeting, you should make your request no later than March 21, 2007.

SOUTH TULSA FINANCIAL CORPORATION
6130 East 81st Street
Tulsa, Oklahoma 74137

March 8, 2007

Dear South Tulsa Financial Corporation Shareholder:

You are cordially invited to attend the Special Meeting of the Shareholders of South Tulsa Financial Corporation which will be held at our corporate offices, 6130 East 81st Street, Tulsa, Oklahoma, on March 30, 2007, commencing at 10:00 a.m., local time. At this important meeting, holders of common stock of South Tulsa will be asked to adopt an Agreement and Plan of Merger and approve a merger between South Tulsa and CBI-Kansas, Inc., a wholly owned subsidiary of Commerce Bancshares, Inc. South Tulsa presently owns all of the issued and outstanding shares of Bank South (the “Bank”). As a result of the merger, shares of South Tulsa common stock will be converted into shares of Commerce common stock.

The Agreement and Plan of Merger was executed on December 4, 2006 and provides for the merger of South Tulsa into CBI-Kansas, after certain conditions are met, including the approval of South Tulsa shareholders. The merger is also subject to certain required regulatory approvals and will be completed shortly after the necessary regulatory approvals are obtained and other conditions are satisfied or waived. Under Oklahoma law, holders of common stock of South Tulsa have dissenters’ rights of appraisal with respect to the merger.

The enclosed Proxy Statement/Prospectus describes the terms of the merger in more detail. You should review the Proxy Statement/Prospectus carefully, including the section titled “Risk Factors” on page 10. Your Board of Directors has carefully reviewed and considered the terms and conditions of the merger and believes that it is fair and in the best interests of South Tulsa and its shareholders and unanimously recommends that shareholders vote “for” the proposal.

A majority vote of all outstanding shares of South Tulsa’s common stock is required to approve the merger. To ensure your shares will be represented at the meeting, whether or not you plan to attend, we urge you to promptly sign, date and mail your proxy in the enclosed self-addressed envelope, which requires no postage. You may cancel your proxy by attending the meeting and voting in person.

Sincerely,
R. Carl Hudgins
Vice President
South Tulsa Financial Corporation

SOUTH TULSA FINANCIAL CORPORATION
6130 East 81st Street
Tulsa, Oklahoma 74137

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of South Tulsa Financial Corporation:

A Special Meeting of the shareholders of South Tulsa Financial Corporation, an Oklahoma corporation, will be held at our corporate offices, 6130 East 81st Street, Tulsa, Oklahoma, on March 30, 2007 commencing at 10:00 a.m., local time for the following purpose:

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of December 4, 2006 among Commerce Bancshares, Inc., CBI-Kansas, Inc. and South Tulsa Financial Corporation, a copy of which is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

Holders of South Tulsa common stock of record at the close of business on February 20, 2007, will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement and Plan of Merger, which is a condition to the consummation of the transactions contemplated by the Agreement and Plan of Merger, requires the affirmative vote of the holders of a majority of the outstanding shares of South Tulsa common stock. Pursuant to Section 1091 of the Oklahoma General Corporation Act, South Tulsa’s shareholders are entitled to dissenters’ rights.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT AND PLAN OF MERGER AND THE MERGER. YOUR BOARD BELIEVES THAT THE MERGER IS FAIR AND IN THE BEST INTERESTS OF SOUTH TULSA AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT THE AGREEMENT AND PLAN OF MERGER AND THE MERGER.

By Order of the Board of Directors

Tulsa, Oklahoma
March 8, 2007

INFORMATION ABOUT SOUTH TULSA FINANCIAL CORPORATION	42
General	42
Bank Products and Services	42
Market Served	42
Competition	43
Employees	43
Legal Proceedings	43
COMMERCE COMMON STOCK AND SOUTH TULSA COMMON STOCK COMPARATIVE PER SHARE PRICES AND DIVIDENDS	44
LEGAL OPINION	45
EXPERTS	45
Independent Registered Public Accountant Firm for Commerce Bancshares, Inc.	45
SHAREHOLDER PROPOSALS	45
WHERE YOU CAN FIND MORE INFORMATION	45
INCORPORATION BY REFERENCE	46
APPENDIX A — Agreement and Plan of Merger dated December 4, 2006 among Commerce Bancshares, Inc., South Tulsa Financial Corporation and CBI-Kansas, Inc.	A-1
APPENDIX B — Form of Shareholder Voting Agreement	B-1
APPENDIX C — Opinion of South Tulsa Financial Advisor	C-1
APPENDIX D — Section 1091 of the Oklahoma General Corporation Act	D-1

WHAT SOUTH TULSA SHAREHOLDERS WILL RECEIVE IN THE MERGER

The number of shares of Commerce common stock into which one share of South Tulsa common stock will be converted in the merger is referred to in this document as the “merger consideration.” The total merger consideration value is estimated to be $26,250,000. Shares of South Tulsa common stock will be converted into merger consideration of $340.54 per share of South Tulsa common stock, consisting of shares of Commerce common stock, if the Commerce stock price (as determined under the Agreement and Plan of Merger) is between $45.30 and $50.06. Thus, if the Commerce stock price is within this range, each shareholder of South Tulsa will receive between approximately 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock.

If the Commerce stock price is less than $45.30, the Commerce stock price will nevertheless be deemed to be $45.30 and therefore the merger consideration will consist of approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock (which results in the merger consideration being less than $340.54 per share of South Tulsa common stock). If the Commerce stock price is greater than $50.06, the Commerce stock price will nevertheless be deemed to be $50.06 and therefore the merger consideration will consist of approximately 6.80 shares of Commerce common stock per share of South Tulsa common stock (which results in the merger consideration being more than $340.54 per share of South Tulsa common stock). The last reported sales price on January 30, 2007 for Commerce shares as reported by The Nasdaq Stock Market was $48.99. You should obtain current market prices for the Commerce common stock. See “Risk Factors” beginning at page 10. Please refer to the table below for an illustration of how the per share merger consideration will be determined under the various possible Commerce stock price scenarios. See “Summary — The Merger Consideration” on page 1 and “The Merger — Conversion of South Tulsa Common Stock” on page 14.

Possible Per Share Merger Consideration Scenarios

		Exchange Ratio
		(Shares of Commerce
		common stock per
		share of South
Commerce stock price	Per Share Merger Consideration ($)	Tulsa common stock)

Less than $45.30	Less than $340.54	7.52
$45.30 — $50.06	$340.54	6.80 — 7.52
Greater than $50.06	Greater than $340.54	6.80

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What is the purpose of this document?

A:	This document serves as both a proxy statement of South Tulsa and a prospectus of Commerce. As a proxy statement, this document is being provided to you by South Tulsa because the South Tulsa Board of Directors is soliciting your proxy for use at the special meeting of shareholders called to vote on the proposed merger of South Tulsa with and into CBI-Kansas, a subsidiary of Commerce. We have entered into an Agreement and Plan of Merger with Commerce and CBI-Kansas. A copy of the Agreement and Plan of Merger is attached to this Proxy Statement/Prospectus as Appendix A. In order to complete the merger, our shareholders must vote to adopt the Agreement and Plan of Merger. The South Tulsa Board of Directors is providing this Proxy Statement/Prospectus to give you information for use in determining how to vote on the proposal submitted to the shareholders at the special meeting of our shareholders. You should read this Proxy Statement/Prospectus and the appendices carefully. The enclosed proxy card allows you, as our shareholder, to vote your shares without attending the special meeting.

As a prospectus, this document is being provided to you by Commerce because Commerce is offering shares of its common stock in exchange for your shares of South Tulsa common stock in connection with the merger.

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on March 30, 2007 at 10:00 a.m., local time, at 6130 East 81st Street, Tulsa, Oklahoma.

Q:	What matters will be voted on at the special meeting?

A:	You will vote on a proposal to adopt the Agreement and Plan of Merger.

Q:	What vote of the shareholders is required to approve the Agreement and Plan of Merger?

A:	To approve the Agreement and Plan of Merger, shareholders of record as of February 20, 2007 holding at least a majority of the outstanding shares of South Tulsa common stock must vote “FOR” the approval of the Agreement and Plan of Merger. There are 72,189 shares of South Tulsa common stock entitled to be voted at the special meeting.

In order to induce Commerce and CBI-Kansas to enter into the Agreement and Plan of Merger, certain holders of approximately 50.61% of the shares of South Tulsa common stock have executed Voting Agreements, pursuant to which each of them has agreed to vote all shares of South Tulsa common stock that each of them owns respectively “FOR” the approval of the Agreement and Plan of Merger and the merger and have given Commerce, CBI-Kansas and a certain employee of Commerce proxies to vote their shares in such manner. Therefore, the Agreement and Plan of Merger and merger will be approved. As of the record date, those shareholders who executed voting agreements owned 36,538 shares of our common stock, representing 50.61% of our outstanding common stock. A form of the Voting Agreement entered into by such shareholders is attached as Appendix B to this Proxy Statement/Prospectus.

Q:	What will I receive for my South Tulsa common stock?

A:	You will receive merger consideration with a value of $340.54 per share of South Tulsa common stock you hold immediately prior to the Effective Time (as defined in the Agreement and Plan of Merger). This amount will consist of shares of Commerce common stock with an approximate exchange ratio between 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock.

Q:	Is the per share value of $340.54 fixed?

A:	Only if the Commerce stock price falls between $45.30 and $50.06. If the price is above the range, the per share value will be more, and if it falls below the range, the per share value will be less. This occurs because the Agreement and Plan of Merger only adjusts the number of shares of Commerce common stock to be issued when the price is between $45.30 and $50.06. For example, if the Commerce stock price is less than $45.30, each shareholder of South Tulsa will receive approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock (which results in the value of the Commerce stock received being less than $340.54). On the other hand, if the Commerce stock price is greater than $50.06, each shareholder of South Tulsa will receive approximately 6.80 shares of Commerce common stock per share of South Tulsa common stock (which results in the value of the Commerce stock received being more than $340.54). See “What South Tulsa Shareholders Will Receive in the Merger” on page iv, and “Summary — The Merger Consideration” on page 1.

Q:	Why should South Tulsa merge with Commerce?

A:	South Tulsa’s Board of Directors believes that the merger will benefit South Tulsa and its shareholders because, among other reasons:

• The advantages of combining with a larger, publicly traded financial institution, thereby enabling the South Tulsa shareholders to become shareholders of a larger combined entity having more liquid shares and greater resources to compete in the banking industry;

• The expected financial strength of the combined company following the merger and the ability of the combined company to realize cost savings and to take advantage of various business opportunities with greater financial resources;

• The creation of significant synergies and a stronger competitor in the changing banking industry following the merger;

v

• The creation of a stronger banking franchise by combining South Tulsa’s strong banking presence in Oklahoma with Commerce’s strong banking presence in the Kansas, Missouri and Illinois areas; and

• The favorable position of Commerce among South Tulsa’s and Commerce’s peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document. If you hold stock in your name as a shareholder of record, you should complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. If the card does not specify a choice, your shares will be voted “FOR” the merger and all other proposals. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

Q:	Why is my vote important?

A:	If you do not vote by proxy or vote in person at the special meeting, it will be more difficult for us to obtain the necessary quorum to hold our special meeting. In addition, your failure to vote, by proxy or in person, will have the same effect as a vote against the merger. The merger must be approved by the holders of a majority of the outstanding shares of South Tulsa common stock entitled to vote at the special meeting. Commerce shareholders do not have to approve the merger; accordingly, Commerce shareholders will not vote on approval of the Agreement and Plan of Merger. Completion of the merger is also subject to other specified conditions. See “The Merger — Conditions to the Merger,” beginning at page 25. The South Tulsa Board of Directors unanimously recommends that you vote to approve the merger.

Q:	Are there regulatory or other conditions to the completion of the merger?

A:	Yes. The merger must be approved by the Board of Governors of the Federal Reserve System and the Office of the Comptroller of Currency, and by the affirmative vote of the holders of a majority of the shares entitled to vote at the South Tulsa special meeting, assuming a quorum is present. Commerce will complete the filing of applications and notifications to obtain the required regulatory approvals.

Q:	Do I have rights to dissent from the merger?

A:	Yes. Under Oklahoma law, South Tulsa shareholders have the right to dissent from the Agreement and Plan of Merger and to exercise appraisal rights to receive a payment in cash for the fair value of their shares of South Tulsa common stock. This value may be more or less than the value you would receive in the merger if you do not dissent. If you dissent and properly exercise your appraisal rights, you will receive a cash payment for the value of your shares that will be fully taxable to you. To perfect your appraisal rights, you must follow precisely the required statutory procedures. See “The Merger — Rights of Dissenting Shareholders,” beginning at page 28 and the information in Appendix D.

Q:	What if I abstain from voting?

A:	If you abstain from voting, the abstention will be counted toward a quorum at the special meeting, but it will have the same effect as a vote against the merger.

Q:	If I am not going to attend the special meeting, should I return my proxy card?

A:	Yes. Returning your proxy card ensures that your shares will be represented at the special meeting, even if you are unable or do not want to attend.

Q:	Can I change my vote after I mail my proxy card?

A:	Yes. You can change your vote at any time before we vote your proxy at the special meeting. You can do this in three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to South Tulsa Financial Corporation, c/o Bank South, 6130 East 81st Street, Tulsa, Oklahoma 74137-2101, Attention: Corporate Secretary. Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must request a ballot and vote the ballot at the meeting.

Q:	Should I send in my stock certificates now?

A:	No. You will receive separate instructions for exchanging your stock certificates for certificates of Commerce common stock once the merger is approved and certain other conditions are met.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2007. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the South Tulsa shareholders at the special meeting and the necessary regulatory approvals and satisfy the other conditions to the merger.

Q:	Who can help answer questions?

A:	You should not contact Commerce other than to request Commerce SEC filings incorporated by reference. If you have more questions about the merger, you should contact:

South Tulsa Financial Corporation c/o Bank South 6130 East 81st Street Tulsa, Oklahoma 74137-2101 Attention: R. Carl Hudgins Telephone: (918) 492-2882

SUMMARY

This summary highlights selected information from this Proxy Statement/Prospectus and may not contain all of the information that is important to you. To understand the merger more fully and for a complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 45.

The Companies

Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64141
(816) 234-2000
Website: www.commercebank.com

Commerce is a bank holding company that owns all of the outstanding capital stock of three national banking associations located in Missouri, Kansas and Nebraska. Commerce also directly or indirectly owns various nonbanking subsidiaries, including a mortgage banking company, a credit life insurance company, a small business investment company, a property and casualty insurance agency and a company primarily engaged in holding bank-related real property. The principal assets of Commerce are represented by its banking subsidiaries. The business of Commerce consists primarily of ownership, supervision and control of its subsidiaries, including providing advice, counsel and specialized services in various fields of financial and banking policy and operations.

The total assets of Commerce, on a consolidated basis as of December 31, 2006 were approximately $15.2 billion and net income for the year ended December 31, 2006 was approximately $219.8 million.

Commerce’s common stock is traded on The Nasdaq Stock Market under the symbol “CBSH.”

South Tulsa Financial Corporation
6130 East 81st Street
Tulsa, Oklahoma 74137-2101
Telephone: (918) 492-2882
Website: www.banksouth.com

South Tulsa is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Bank South. Bank South is an Oklahoma state-chartered bank that serves the Tulsa metropolitan area through two full-service community banking branches. Through Bank South, South Tulsa provides a full range of banking and financial services to individuals and corporate customers in the Tulsa metropolitan and surrounding areas. At December 31, 2006, South Tulsa’s total consolidated assets were approximately $130 million.

The Merger

Commerce and Commerce’s wholly owned subsidiary, CBI-Kansas, Inc., entered into an Agreement and Plan of Merger on December 4, 2006 with South Tulsa. In the proposed merger, South Tulsa will be merged with and into CBI-Kansas, with CBI-Kansas as the surviving corporation. In addition, simultaneously with the merger of South Tulsa with and into CBI-Kansas, Bank South will be merged with Commerce Bank, N.A., with Commerce Bank, N.A. as the surviving corporation.

The Merger Consideration

As more fully set forth below, the Agreement and Plan of Merger provides, generally, that each share of South Tulsa common stock, par value $1.00 per share, outstanding immediately prior to the Effective Time (as defined in the Agreement and Plan of Merger) will be converted into the right to receive $340.54 of Commerce common stock, par value $5.00 per share, in the merger (or between approximately 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock). The total merger consideration value is estimated to be $26,250,000.

The Agreement and Plan of Merger provisions are intended, within certain limits, to adjust the value of the Commerce stock consideration in the merger so that the total merger consideration will equal $340.54 of Commerce common stock per share of South Tulsa common stock (and the exchange ratio of Commerce common stock per share of South Tulsa common stock will be between approximately 6.80 and 7.52). This adjustment will occur if the Commerce stock price is between $45.30 and $50.06. If the Commerce stock price is less than $45.30, the value of Commerce stock received will be less than $340.54, and each shareholder of South Tulsa will receive approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock. On the other hand, if the Commerce stock price is greater than $50.06, the value of Commerce stock received will be greater than $340.54, and each shareholder of South Tulsa will receive approximately 6.80 shares of Commerce common stock per share of South Tulsa common stock. See “Summary — The Merger Consideration,” beginning at page 1 and “The Merger — Conversion of South Tulsa Common Stock” on page 14.

We have attached the Agreement and Plan of Merger to this Proxy Statement/Prospectus as Appendix A. We encourage you to read the Agreement and Plan of Merger as it is the legal document that governs the merger.

Reasons for the Merger

South Tulsa and Commerce are proposing to merge because we believe, among other things, that this combination can create a stronger and more diversified company that will provide significant benefits to our shareholders and customers alike. See “The Merger — Reasons for the Merger,” beginning at page 17.

Recommendation to Shareholders

The South Tulsa Board of Directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote “FOR” the proposal to approve the merger.

Vote Required

At the special meeting of South Tulsa shareholders, the Agreement and Plan of Merger and merger must be approved by the affirmative vote of the holders of at least a majority of the shares of South Tulsa common stock outstanding at the close of business on February 20, 2007. Each share of South Tulsa common stock is entitled to one vote.

As of February 20, 2007, South Tulsa’s directors and officers held in the aggregate, directly or indirectly, approximately 15,261 shares of outstanding South Tulsa common stock, representing approximately 21.14% of the total number of outstanding shares of South Tulsa common stock. All directors and officers of South Tulsa owning South Tulsa common stock have agreed to vote in favor of the Agreement and Plan of Merger. In addition, certain other holders of South Tulsa common stock owning a total of 21,277 shares (29.47%) of South Tulsa common stock have agreed to vote in favor of the Agreement and Plan of Merger. As such, shareholders owning a total of 50.61% of the outstanding shares of South Tulsa common stock have agreed to vote in favor of the Agreement and Plan of Merger, which assures that the Agreement and Plan of Merger and the merger will be approved.

Approval of the Agreement and Plan of Merger and merger by Commerce shareholders is not required. Accordingly, Commerce has not called a special meeting of its shareholders.

Regulatory Approvals

We cannot complete the merger unless we obtain approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of Currency. Commerce will complete the filing of applications and notifications to obtain the required regulatory approvals. As of the date of this Proxy Statement/Prospectus, we have not received any of the necessary regulatory approvals. We cannot be certain of when or if we will obtain them.

Certain U.S. Federal Income Tax Consequences

The consummation of the merger is conditioned upon the receipt by Commerce and South Tulsa of an opinion of counsel that for federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

A South Tulsa shareholder who exchanges all of such shareholder’s shares of South Tulsa common stock solely for Commerce common stock in the merger will not recognize gain or loss. See “Federal Income Tax Consequences,” beginning at page 30. The receipt of cash in lieu of a fractional share of Commerce common stock will result in the recognition of taxable gain or loss.

All South Tulsa shareholders should read carefully the discussion in “Federal Income Tax Consequences” and the other sections of the Proxy Statement/Prospectus referred to therein and are urged to consult their own tax advisors as to specific consequences to them of the merger under federal, state, local or any other applicable tax laws.

Conditions to Completing the Merger

The completion of the merger depends on the satisfaction of a number of conditions, including, but not limited to, the following:

•	approval by the South Tulsa shareholders;

•	the continued accuracy of each company’s representations and warranties and compliance by each company with its obligations contained in the Agreement and Plan of Merger;

•	receipt of a legal opinion from Commerce’s counsel as to the tax consequences of the merger;

•	receipt of legal opinions from Commerce’s counsel and South Tulsa’s counsel covering customary corporate law matters;

•	receipt of the required regulatory approvals;

•	the absence of any legal action or court order that prohibits the merger;

•	the declaration of effectiveness of this registration statement;

•	the absence of any material adverse change in the financial condition or assets of either Commerce or South Tulsa;

•	the satisfaction of certain financial measures applicable to South Tulsa;

•	the delivery to Commerce of a letter by each person who is an “affiliate” (as defined in Rules 145 and 405 adopted under the Securities Act of 1933) of South Tulsa at the time the Agreement and Plan of Merger is submitted to approval of the shareholders of South Tulsa;

•	dissenters’ rights shall not have been exercised with respect to more than 10% of the outstanding shares of South Tulsa common stock on the closing date;

•	the removal of certain loans from the Bank’s loan portfolio;

•	the cancellation of all outstanding unexercised stock options under South Tulsa’s stock option plans; and

•	the execution of non-competition agreements between Commerce and certain directors and officers of South Tulsa.

Termination of the Agreement and Plan of Merger

Commerce, CBI-Kansas and South Tulsa can agree to terminate the Agreement and Plan of Merger without completing the merger, and either company can terminate the Agreement and Plan of Merger on its own without completing the merger under various circumstances, including if any of the following occur:

•	by any of the companies if the merger has not been consummated by June 30, 2007, but such date may be extended in certain circumstances;

•	by any of the companies if any banking regulatory approval of the merger is denied or if any governmental entity has issued an order imposing a burdensome condition on any of the companies;

•	by Commerce or CBI-Kansas, on the one hand, or South Tulsa on the other, if the other party has materially breached the Agreement and Plan of Merger and has not cured such breach within 45 days of notice of the breach;

•	by Commerce or CBI-Kansas if the South Tulsa Board of Directors fails to recommend adoption of the Agreement and Plan of Merger by the shareholders of South Tulsa, or amends or modifies such recommendation in a manner materially adverse to Commerce, or withdraws such recommendation;

•	by any of the companies if the shareholders of South Tulsa fail to approve the Agreement and Plan of Merger;

•	by Commerce or CBI-Kansas, on the one hand, and South Tulsa, on the other hand, if there has been a material adverse change in the business or financial condition of the other party and such change has not been cured within 45 days of notice of the change or the closing date, whichever is earlier; or

•	by South Tulsa prior to the vote of the shareholders if South Tulsa desires to enter into a definitive agreement with respect to a superior proposal.

Voting Agreements

Concurrent with the execution of the Agreement and Plan of Merger, the directors and executive officers of South Tulsa and certain other shareholders have each executed a shareholder voting agreement, which we refer to as a “Voting Agreement”, pursuant to which they have agreed to vote their shares in favor of the merger, have granted Commerce, CBI-Kansas and a certain employee of Commerce proxies to vote their shares and have agreed to vote, or execute proxies to vote their shares against any agreement or alternative transaction or any amendment of South Tulsa’s certificate of incorporation or bylaws or other proposal, action or transaction involving South Tulsa or any of its subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay consummation of the merger or the transactions contemplated by the Voting Agreement or to deprive Commerce of any material portion of the benefits anticipated by Commerce to be received from the consummation of the merger or the other transactions contemplated by the Voting Agreement or change in any manner the rights of the Commerce common stock presented to the shareholders of South Tulsa (regardless of any recommendation of the South Tulsa Board of Directors) or in respect of which vote or proxy of the shareholder is requested or sought, unless the such transaction has been approved in advance by Commerce.

The Voting Agreement terminates on the earlier of (i) the Effective Time, and (ii) the date the Agreement and Plan of Merger is terminated. Subject to certain limited exceptions, these shareholders are also not able to transfer their shares of South Tulsa common stock, enter into any agreement for the transfer of South Tulsa common stock, grant any proxies with respect to their shares of South Tulsa common stock (other than pursuant to the Voting Agreement or to Commerce or CBI-Kansas or their designees) or enter into any other voting agreement with respect to their shares of South Tulsa common stock.

The shareholders that have entered into Voting Agreements in which they have agreed to vote their shares in favor of the approval and adoption of the Agreement and Plan of Merger and the merger have granted Commerce, CBI-Kansas and a certain employee of Commerce proxies to vote their shares unless the Voting Agreements are terminated in accordance with their respective provisions own approximately 50.61% of the outstanding shares of South Tulsa common stock as of the record date. Therefore, the Agreement and Plan of Merger and merger will be approved. A form of the Voting Agreement entered into by such shareholders is attached as Appendix B to this Proxy Statement/Prospectus.

Stock Certificates and Dividend Withholding

When instructed, South Tulsa shareholders, other than those South Tulsa shareholders who perfect their dissenters’ rights of appraisal, must surrender the certificates for their shares of South Tulsa common stock to Commerce and inform Commerce of their federal taxpayer identification number before receiving a certificate for the number of shares of Commerce common stock and any cash in lieu of fractional shares to which such shareholders are entitled. Until a South Tulsa shareholder surrenders the certificates for his or her South Tulsa common stock and informs Commerce of his or her federal taxpayer identification number, Commerce may withhold the payment of any or all dividends which would otherwise be payable to such shareholder as a shareholder of Commerce. See “The Merger — Conversion and Exchange of Shares and Related Matters” on page 14.

Comparative Stock Prices

Shares of Commerce common stock are traded on The Nasdaq Stock Market. The last sale price of Commerce common stock as reported on Nasdaq on December 1, 2006 (the last trading day preceding the execution of the Agreement and Plan of Merger) was $48.43. The last sale price for Commerce common stock as reported on Nasdaq on March 1, 2007 (the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus) was $49.36.

There is no public or active market for South Tulsa common stock. The last sale price of South Tulsa common stock, of which management is aware preceding both the execution of the Agreement and Plan of Merger and the printing of this Proxy Statement/Prospectus) was $141.00. As of March 1, 2007, there were approximately 110 holders of record of South Tulsa common stock. See “Commerce Common Stock and South Tulsa Common Stock Comparative Per Share Prices and Dividends” on page 44.

Dissenters’ Rights

Under the Oklahoma General Corporation Act (“OGCA”), each holder of South Tulsa common stock who dissents from the merger has the right to have the fair value of his or her shares appraised by a court and paid to him or her in cash. In order to exercise dissenters’ rights, the shareholder must comply with specific procedural requirements. If the shareholder fails to comply with these requirements, dissenters’ rights will not be available. See “The Merger — Rights of Dissenting Shareholders” beginning on page 28.

Comparison of Shareholder Rights

When the merger closes, South Tulsa shareholders will become Commerce shareholders. Their rights will be governed by Missouri law and Commerce’s governing corporate documents rather than Oklahoma law and South Tulsa’s governing corporate documents, as is currently the case. Accordingly, in a number of respects, the rights of South Tulsa’s shareholders will change as a result of the merger. For a description of these changes, see “Differences in Rights of Shareholders” beginning on page 36.

Opinion of Financial Advisor

In deciding to approve the merger, the South Tulsa Board of Directors considered the opinion from its financial advisor, Hovde Financial, Inc. (“Hovde”), as to the fairness from a financial point of view of the consideration to be received by the holders of South Tulsa common stock in the merger. This opinion is attached as Appendix C to this Proxy Statement/Prospectus. Shareholders of South Tulsa are urged to, and should, read Hovde’s opinion in its entirety.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, tangible and identifiable intangible assets and liabilities (including executory contracts and other commitments) of South Tulsa as of the Effective Time will be recorded at their respective fair values and added to those of Commerce. Any excess of purchase price (Commerce common stock totaling $26,250,000) over the fair values is recorded as goodwill. Financial statements of Commerce issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of South Tulsa.

SELECTED FINANCIAL DATA
(Amounts in thousands, except per share data)
(unaudited)

We are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical financial statements of Commerce and the related notes. The items for Commerce are contained in its annual and other reports that Commerce has filed with the Securities and Exchange Commission that are incorporated herein by reference. See “Where You Can Find More Information” beginning on page 45. The following table presents for Commerce and South Tulsa on a historical basis, selected consolidated financial data for the periods indicated. See “The Merger — Conversion of South Tulsa Common Stock” on page 14.

		For the Year Ended December 31,
	2006	2005	2004	2003	2002

Net interest income and other income:
Commerce	$874,820	$842,901	$824,262	$804,059	$780,537
South Tulsa	$6,206	$5,017	$4,211	$3,519	$3,131
Net income:
Commerce	$219,842	$223,247	$220,341	$206,524	$196,310
South Tulsa	$1,551	$1,058	$716	$295	$243
Diluted income per common and common equivalent share:
Commerce	$3.09	$3.01	$2.81	$2.54	$2.34
South Tulsa	$20.48	$14.53	$10.14	$4.42	$4.26
Historical dividends paid per common share:
Commerce	$0.933	$0.817	$0.795	$0.642	$0.509
South Tulsa	$0	$0	$0	$0	$0
Total assets (end of period):
Commerce	$15,230,349	$13,885,545	$14,250,368	$14,287,164	$13,308,415
South Tulsa	$130,369	$111,920	$98,718	$91,714	$81,306
Long-term borrowings (end of period):
Commerce	$553,934	$269,390	$389,542	$300,977	$338,457
South Tulsa	$9,108	$9,808	$5,371	$3,499	$0
Total shareholders’ equity (end of period):
Commerce	$1,442,114	$1,337,838	$1,426,880	$1,450,954	$1,422,452
South Tulsa	$12,659	$11,099	$9,676	$8,890	$6,666
Book value per common share (end of period):
Commerce	$20.62	$18.85	$18.96	$18.46	$17.46
South Tulsa	$175.36	$153.75	$141.08	$130.51	$119.85

COMPARATIVE UNAUDITED PER SHARE DATA

The following table sets forth per share data of:

•	Commerce on a historical basis.

•	South Tulsa on a historical basis.

•	Commerce and South Tulsa combined on a pro forma basis.

•	Commerce and South Tulsa combined on a pro forma basis stated on an equivalent South Tulsa basis.

The table below should be read in conjunction with the historical financial statements and notes thereto for Commerce incorporated by reference into this Proxy Statement/Prospectus and the selected financial date for South Tulsa contained herein.

Pursuant to the Agreement and Plan of Merger, Commerce has agreed to pay $340.54 for each outstanding share of South Tulsa common stock. The exchange ratio is based on a ten-day average closing price of Commerce common stock as reported on the Nasdaq Stock Market with limits such that it can be no higher than $50.06 nor lower than $45.30. Thus, the actual price may vary from $340.54 per South Tulsa common share to the extent the Commerce common stock price falls outside those limits. For purposes of the pro forma and equivalent pro forma calculations, it has been assumed that at the Effective Time there will be 77,083 shares of South Tulsa common stock outstanding (assuming all options to purchase shares of South Tulsa common stock are exercised prior to the Effective Time and that certain holders of options use shares of South Tulsa common stock to pay the exercise price of such options), and the Commerce common stock price will be $48.43 (the closing Commerce common stock price on December 1, 2006, the business day prior to the announcement of the Agreement and Plan of Merger). Based on these assumptions, the pro forma per share amounts assume an exchange ratio of 7.03 shares of Commerce common stock for each share of South Tulsa common stock. This exchange ratio has been used to calculate the South Tulsa equivalent pro forma per share information below. See “The Merger — Conversion of South Tulsa Common Stock” on page 14.

	Historical			Equivalent
		South	Pro Forma	Pro Forma
	Commerce	Tulsa	Commerce	South Tulsa

Diluted income per common share:
Twelve months ended:
December 31, 2006	$3.09	$20.48	$3.08	$21.65
Cash dividends paid per share:
Twelve months ended:
December 31, 2006	$9.33	$0.000	$9.33	$6.56
Book value per common share:
December 31, 2006	$20.62	$175.36	$20.83	$146.43

COMPARATIVE STOCK PRICES

The following table summarizes (i) the closing price per share of Commerce common stock on December 1, 2006, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this Proxy Statement/Prospectus and (ii) the equivalent pro forma value of a share of South Tulsa common stock at such dates based on the exchange ratio. Historical market value information regarding South Tulsa common stock is not provided because there is no active market for South Tulsa common stock. Shares of South Tulsa common stock will be converted into merger consideration of $340.54 per share of South Tulsa common stock, consisting of shares of Commerce common stock. You should obtain current market quotations for Commerce common stock.

		Equivalent Pro Forma
		Per Share of South
		Tulsa
	Commerce Historical (1)	Common Stock (2)

December 1, 2006	$48.43	$340.54
March 1, 2007	$49.36	$340.54

(1)	Represents the closing price of Commerce common stock on the Nasdaq Stock Market.

(2)	Represents the value of the merger consideration per share of South Tulsa common stock pursuant to the terms of the Agreement and Plan of Merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Commerce, South Tulsa and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Commerce or South Tulsa to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:

•	projected business increases following process changes and other investments are lower than expected;

•	competitive pressure among financial services companies increases significantly;

•	general economic conditions are less favorable than expected;

•	political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect either company’s businesses and economic conditions as a whole;

•	changes in the interest rate environment reduce interest margins and impact funding sources;

•	changes in foreign exchange rates increase exposure;

•	changes in market rates and prices may adversely impact the value of financial products;

•	legislation or regulatory environments, requirements or changes may adversely affect businesses in which either company is engaged;

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or its businesses;

•	completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the integration of South Tulsa’s business and operations with those of Commerce may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to South Tulsa’s or Commerce’s existing businesses;

•	the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key customer, partner and other relationships relating to the merger may be greater than expected; and

•	decisions to downsize, sell or close units or otherwise change the business mix of either company.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Commerce or South Tulsa or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Commerce and South Tulsa undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

Because the Market Price of Commerce Common Stock Will Fluctuate, South Tulsa Shareholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of South Tulsa common stock will be converted into merger consideration consisting of $340.54 of Commerce common stock (or between approximately 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock). The market value of the Commerce common stock may vary from the closing price of Commerce common stock on the date we announced the merger, on the date that this document was mailed to South Tulsa shareholders, on the date of the special meeting of the South Tulsa shareholders and on the date we complete the merger and thereafter. While the exchange ratio will be appropriately adjusted if the Commerce common stock price is between $45.30 and $50.06, any change in the market value of Commerce common stock prior to completion of the merger outside of that range will affect the value of the merger consideration that South Tulsa shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, South Tulsa shareholders may not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in South Tulsa’s and Commerce’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond South Tulsa’s and Commerce’s control. You should obtain current market quotations for shares of Commerce common stock and for shares of South Tulsa common stock.

The Market Price of Commerce Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of South Tulsa or Commerce Currently.

The businesses of Commerce and South Tulsa differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of South Tulsa. For a discussion of the businesses of Commerce and South Tulsa and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information,” and the “Information About South Tulsa Financial Corporation”

The Opinion Obtained by South Tulsa from its Financial Advisor Will Not Reflect Changes in Circumstances between Signing the Agreement and Plan of Merger and the Merger.

South Tulsa has not obtained an updated opinion as of the date of this document from its financial advisor. Changes in the operations and prospects of Commerce or South Tulsa, general market and economic conditions and other factors which may be beyond the control of Commerce and South Tulsa, and on which the financial advisor’s opinion was based, may significantly alter the value of Commerce or South Tulsa or the prices of shares of Commerce common stock or South Tulsa common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because South Tulsa currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that South Tulsa received from its financial advisor, please refer to “The Merger — Opinion of South Tulsa Financial Advisor.” For a description of the other factors considered by the South Tulsa Board of Directors in determining to approve the merger, please refer to “The Merger — Reasons for the Merger — South Tulsa.”

The Agreement and Plan of Merger Limits South Tulsa’s Ability to Pursue Alternatives to the Merger.

The Agreement and Plan of Merger contains “no shop” provisions that, subject to limited exceptions, limit South Tulsa’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of South Tulsa. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of South Tulsa from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire South Tulsa than it might otherwise have proposed to pay.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Commerce.

Before the merger may be completed, various approvals or consents must be obtained from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of Currency. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Commerce and South Tulsa do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Commerce following the merger, any of which might have a material adverse effect on Commerce following the merger.

South Tulsa Executive Officers and Directors Have Financial Interests in the Merger that Are Different from, or in Addition to, the Interests of South Tulsa Shareholders.

Executive officers of South Tulsa negotiated the terms of the Agreement and Plan of Merger with their counterparts at Commerce, and the South Tulsa Board of Directors approved the Agreement and Plan of Merger and unanimously recommended that South Tulsa shareholders vote to approve the merger. In considering these facts and the other information contained in this document, you should be aware that South Tulsa’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of South Tulsa shareholders. For example, certain directors and executive officers have entered into agreements with South Tulsa and Commerce that provide, among other things, the grant by Commerce of Commerce restricted stock and the payment of other benefits following the merger in consideration for such directors’ and executive officers’ agreements related to non-competition, non-solicitation and non-disclosure. In addition, each of the current directors of South Tulsa has entered into agreements with Commerce that provide, among other things, the election of each director to an advisory board of the Bank, which is a paid position. These and some other additional interests of South Tulsa directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it, as a shareholder. Please see “Financial Interests of Directors and Officers” for information about these financial interests.

Certain shareholders representing approximately 50.61% of the shares of South Tulsa common stock have executed voting agreements to vote in favor of the Agreement and Plan of Merger and the merger.

THE SPECIAL MEETING

General Information

This Proxy Statement/Prospectus is provided to the shareholders of South Tulsa in connection with the solicitation of proxies by the South Tulsa Board of Directors for use at the South Tulsa special meeting to be held on March 30, 2007 at 10:00 a.m., local time, at 6130 East 81st Street, Tulsa, Oklahoma.

Matters to be Considered

At the special meeting, South Tulsa’s shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger. The Agreement and Plan of Merger provides, among other things, for the merger of South Tulsa with and into CBI-Kansas. CBI-Kansas will be the surviving corporation and the Articles of Incorporation, Bylaws, directors and officers of CBI-Kansas will remain the Articles of Incorporation, Bylaws, directors and officers of CBI-Kansas. Shareholders of South Tulsa will receive shares of Commerce common stock in the merger.

Record Date; Quorum

The South Tulsa Board of Directors has established the close of business on February 20, 2007 as the date to determine those record holders of South Tulsa common stock entitled to notice of and to vote at the South Tulsa special meeting. On that date, there were 72,189 shares of South Tulsa common stock outstanding held by approximately 110 holders of record. A majority of the shares outstanding and entitled to vote on the record date are required to be represented in person or by proxy in order for a quorum to be present for purposes of approving the merger at the special meeting, and a vote of a majority of the outstanding shares is required for approval of the merger. In the event a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of South Tulsa common stock on the record date are each entitled to one vote per share on the merger to be considered at the special meeting.

Votes Required

The approval and adoption of the Agreement and Plan of Merger requires the affirmative vote of the holders of a majority of the outstanding shares of South Tulsa common stock outstanding on February 20, 2007. Shares which are present but not voted, either by abstention or non-vote (including broker non-vote) will be counted for purposes of establishing a quorum but will not be counted to determine whether the merger is approved.

In order to induce Commerce and CBI-Kansas to enter into the Agreement and Plan of Merger, holders of approximately 50.61% of the shares of South Tulsa common stock have executed Voting Agreements, pursuant to which each of them has agreed to vote all shares of South Tulsa common stock that each of them owns respectively “FOR” the approval of the Agreement and Plan of Merger and the merger and have given certain employees of Commerce proxies to vote their shares in such manner. Therefore, the Agreement and Plan of Merger and merger will be approved. As of the record date, those shareholders who executed voting agreements owned 36,538 shares of our common stock, representing 50.61% of our outstanding common stock.

Security Ownership of Management

As of March 2, 2007, there were 72,189 shares of South Tulsa common stock outstanding. As of March 2, 2007, the directors and officers of South Tulsa beneficially owned, directly and indirectly, approximately 21.14% of the outstanding shares of South Tulsa common stock. All officers and directors of South Tulsa owning South Tulsa common stock have indicated they intend to vote in favor of the Agreement and Plan of Merger.

Voting and Revocation of Proxies

All shares of South Tulsa common stock represented at the special meeting by properly executed proxies received before or at the special meeting, unless the proxies have been revoked, will be voted at the special meeting, including any postponement or adjournment of the special meeting. If no instructions are indicated, the proxies will be voted FOR approval of the Agreement and Plan of Merger. In addition, the persons designated in the proxies will have the discretion to vote upon any adjournment of the special meeting to solicit additional proxies.

A person giving a proxy pursuant to this solicitation may revoke it at any time before the proxy is voted at the special meeting. A proxy may be properly revoked by:

•	filing with the Corporate Secretary of South Tulsa, at 6130 East 81st Street, Tulsa, Oklahoma 74137-2102, before the voting of the proxy, a written instrument revoking the proxy;

•	completing a new proxy card and sending it to the address above, in which case the new proxy card will automatically replace any earlier dated proxy card; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute the revocation of a proxy.

South Tulsa will appoint one or more inspectors, who may be employees of South Tulsa to determine, among other things, the number of shares of South Tulsa common stock represented at the special meeting and the validity of the proxies submitted for vote at the special meeting. The inspector(s) of election appointed for the special meeting will tabulate votes cast by proxy and in person.

Solicitation of Proxies

This Proxy Statement/Prospectus is being furnished to the shareholders of South Tulsa in connection with the solicitation of proxies by the South Tulsa Board of Directors for use at the special meeting and at any adjournment or adjournments of the special meeting. Except for the cost of preparing this Proxy Statement/Prospectus, the cost of solicitation of proxies for the South Tulsa special meeting will be borne by South Tulsa. In addition to solicitation by mail, South Tulsa may cause proxies to be solicited personally or by telephone or email by South Tulsa’s regular employees.

THE COMPANIES

Commerce

Commerce Bancshares, Inc., a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the “1956 BHC Act”), was incorporated under the laws of Missouri on August 4, 1966. Commerce presently owns all of the outstanding capital stock of three national banking associations. One bank is limited in its activities to the issuance of credit cards. The remaining two banking subsidiaries engage in general banking business, providing a broad range of retail, corporate, investment, trust and asset management products and services to individuals and businesses. Commerce also owns, directly, or through its banking subsidiaries, various non-banking subsidiaries. Their activities include owning real estate leased to Commerce’s banking subsidiaries, underwriting credit life and credit accident and health insurance, selling property and casualty insurance (relating to consumer loans made by the banking subsidiaries), venture capital investment, securities brokerage, mortgage banking and leasing activities. The total assets of Commerce on a consolidated basis, as of December 31, 2006, were approximately $15.2 billion and net income for the year ended December 31, 2006, was approximately $219.8 million.

See “Where You Can Find More Information” beginning on page 45 and “Selected Financial Data” on page 6. The principal executive offices of Commerce are at the Commerce Bank Building, 1000 Walnut, Kansas City, Missouri 64141 (telephone number: (816) 234-2000).

South Tulsa

South Tulsa Financial Corporation, which was organized in 1998, is a one-bank holding company that is registered under the 1956 BHC Act. Like other bank holding companies in the United States, South Tulsa is subject to regulation, supervision and periodic examination by the Board of Governors of the Federal Reserve System. South Tulsa owns all of the capital stock of Bank South, an Oklahoma state-chartered bank, which is South Tulsa’s sole subsidiary and accounts for substantially all of its consolidated assets, liabilities and operating results.

Bank South, which also commenced business operations in 1998, was originally organized as a national bank, operating under the name Bank South, National Association. In 2000, Bank South converted from a national banking association to an Oklahoma state-chartered bank. The head office of the Bank is located at 6130 E. 81st Street in Tulsa, Oklahoma. In 2001, Bank South established a second banking facility located at 2054 Utica Square in Tulsa to better serve its mid-town customers. These are the only banking offices operated by Bank South.

Bank South offers a variety of traditional loan and deposit products, together with personal service, to its customers who include individuals, professionals, executives, small to medium size businesses, and builders and developers. Bank South emphasizes personalized service, convenience and the ability to customize services to meet the banking needs of its customers in order to attract business within its market area. Walk-up facilities are available at both of the banking offices, and the 81st Street facility offers drive-through and 24-hour ATM service. Bank South also offers internet banking services to its customers, enabling them to conduct many of their banking transactions online, from their businesses or residences. See “Information About South Tulsa Financial Corporation” beginning on page 42.

THE MERGER

General

The Agreement and Plan of Merger and certain related matters are summarized below. This summary does not purport to be a complete statement of the terms and conditions of the merger and is qualified in its entirety by reference to the Agreement and Plan of Merger, which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference.

Conversion of South Tulsa Common Stock

South Tulsa shareholders will receive Commerce common stock with a value of $340.54, which equates to an exchange ratio within the range of approximately 6.80 and 7.52 shares of Commerce common stock per share of South Tulsa common stock. The value of Commerce common stock that a holder of South Tulsa common stock would receive in an exchange will vary if the price of Commerce common stock falls outside the range of $45.30 and $50.06 because the merger consideration is not further adjusted if the Commerce stock price is below $45.30 or above $50.06.

For example, if the Commerce stock price is below $45.30, the value of Commerce stock received will be less than $340.54, and each shareholder of South Tulsa will receive approximately 7.52 shares of Commerce common stock per share of South Tulsa common stock. On the other hand, if the Commerce stock price is greater than $50.06, the value of Commerce stock received will be greater than $340.54, and each shareholder of South Tulsa will receive approximately 6.80 shares of Commerce common stock per share of South Tulsa common stock.

If between the date of the Agreement and Plan of Merger and the Effective Time, the outstanding shares of Commerce common stock shall have been further changed into a different number of shares or a different class, by reason of any issuance of common stock, recapitalization, reclassification, split-up, combination, exchange, readjustment, reorganization, merger, consolidation, distribution, stock split, stock or other dividend, or similar transaction, the Agreement and Plan of Merger shall be adjusted to the extent appropriate to reflect such event.

Stock Options

As of March 2, 2007, options to purchase 7,970 shares of South Tulsa common stock were issued and outstanding to certain officers and directors of South Tulsa and its subsidiary, Bank South. All of these options are fully vested and exercisable. Prior to the merger, South Tulsa expects to amend certain of its option award agreements which will enable the option holders under those agreements to surrender vested stock options to satisfy the option exercise price with respect to other stock options which such persons hold. As a result, although options to purchase 7,970 shares currently are outstanding, fewer than 7,970 shares of South Tulsa common stock may be issued by South Tulsa prior to the merger if option holders surrender vested stock options to satisfy the option exercise price. If any options to purchase shares of South Tulsa stock are outstanding at the closing of the merger, the Agreement and Plan of Merger provides that such options will be cancelled as of the Effective Time.

Conversion and Exchange of Shares and Related Matters

Prior to the completion of the merger, Commerce will appoint Commerce Bank, N.A. or a commercial bank or trust company that is acceptable to South Tulsa, to act as the Exchange Agent. The Exchange Agent will effect the exchange of shares of South Tulsa common stock into shares of Commerce common stock.

Holders of unexchanged South Tulsa shares will not be entitled to receive any dividends or other distributions payable by Commerce until their certificates are surrendered after the merger is completed. Upon surrender, however, subject to applicable laws, the holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of any fractional shares.

Promptly after the completion of the merger, the Exchange Agent will mail to holders of unexchanged South Tulsa stock certificates (other than South Tulsa stock certificates representing dissenting shares) a letter of transmittal and instructions for surrendering South Tulsa stock certificates in exchange for the merger consideration that a holder of shares of South Tulsa common stock is entitled to receive, along with any dividends and other distributions and any cash in lieu of fractional shares. After a holder of South Tulsa stock certificates sends the South Tulsa stock certificates to the Exchange Agent together with the properly completed letter of transmittal, and any other documents that the Exchange Agent may reasonably require, the holder of South Tulsa stock certificates will be entitled to receive such consideration. No interest will be paid or will accrue on any cash paid to holders of South Tulsa stock certificates.

If there has been a transfer of ownership of South Tulsa common stock that is not registered in the transfer records of South Tulsa, such holder must present to the Exchange Agent the certificate representing such shares of South Tulsa common stock, along with all documents required to evidence and effect the transfer of ownership and to evidence that any applicable stock transfer taxes have been paid prior to receiving any merger consideration.

Fractional Shares

No fractional shares will be issued by Commerce in connection with the merger. If you are a South Tulsa shareholder who would otherwise have been entitled to a fraction of a share of Commerce common stock, you will be paid the cash value of such fraction determined by multiplying such fraction by the average of ten (10) closing sale prices of Commerce common stock as reported by Nasdaq on each of the ten (10) consecutive trading days preceding the fifth trading date prior to the Effective Time.

Background of Negotiations

In February 2004, Nevyle Cable and Carl Hudgins, the President and Vice President of South Tulsa, met with representatives from an Oklahoma based bank significantly larger than Bank South regarding the bank’s interest in acquiring South Tulsa and its subsidiary, Bank South. The parties agreed that South Tulsa would entertain an offer of interest based on their discussions. Carl Hudgins had a second meeting with the bank’s representatives regarding the bank’s continuing interest in South Tulsa. On March 2, 2004, the bank’s representatives communicated a verbal offer to purchase South Tulsa and to pay additional consideration for non-compete agreements with three of Bank South’s executive officers, Carl Hudgins, Steve Austin and Bruce Humphrey. Ultimately, management of South Tulsa determined that the offer was insufficient and discussions were terminated after the inquiring bank made it clear that it would not increase the amount of its initial offer.

For the next several months and during 2005, South Tulsa received several inquiries regarding its possible interest in being acquired. Carl Hudgins met with representatives of several different Oklahoma banks, spending considerable time with each bank’s representatives. Additionally, in October 2005, South Tulsa received an inquiry from a financial holding company in Missouri. Carl Hudgins subsequently met with the attorneys representing that company. However, following this initial meeting, the company failed to respond to additional questions asked by South Tulsa, and South Tulsa did not receive further communication from the representatives or the company.

In January 2006, Carl Hudgins met again with representatives of the Oklahoma bank that had approached South Tulsa in 2004, and that bank again expressed an interest in proceeding with a transaction. Shortly thereafter, however, the bank contacted South Tulsa and advised that it had elected to pursue an alternative transaction.

As South Tulsa continued to receive inquiries and overtures regarding its interest in a possible sale, South Tulsa contacted Hovde in early March 2006 and requested Hovde provide a valuation of South Tulsa in order to assist management in considering its options in a sale. Based on projected financials through March 31, 2006, representatives of Hovde provided an initial valuation of South Tulsa. The Board of Directors of South Tulsa agreed to take the Hovde valuation under consideration while contemplating its desired course of action. Within approximately two weeks following receipt of this valuation, Hovde advised management of South Tulsa that a financial institution had indicated to Hovde its interest in making an offer to acquire South Tulsa. The Board of Directors of South Tulsa then requested Hovde to assist South Tulsa in its negotiations with this potential acquiror. On April 17, 2006, South Tulsa received a non-binding letter of interest from this Oklahoma City-based bank, expressing the bank’s interest in acquiring South Tulsa and its willingness to pay additional consideration for non-compete agreements from Messrs. Hudgins, Austin and Humphrey. After a meeting of the joint Boards of South Tulsa and Bank South on April 18, 2006, South Tulsa made a counter-offer which proposed a higher purchase price. Upon receiving South Tulsa’s counter-offer, the Oklahoma City-based bank determined that it did not wish to pursue further discussions regarding the proposed acquisition.

At a May 11, 2006 meeting of the executive committee of South Tulsa’s Board of Directors, the executive committee formally agreed to recommend to South Tulsa and Bank South’s Boards of Directors that Hovde be hired to assist in marketing South Tulsa to potential purchasers. Nevyle Cable and Carl Hudgins were appointed as representatives to negotiate the terms of South Tulsa’s arrangement with Hovde. Upon finalizing that arrangement in early June 2006, Hovde began preparing offering materials with respect to South Tulsa and its subsidiary, Bank South, with the intention that these offering materials would be distributed to prospective purchasers as the initial step in soliciting bids from parties interested in acquiring South Tulsa. However, in early July 2006 and before the offering materials could be completed and distributed, Hovde advised South Tulsa that Commerce had indicated to Hovde its interest in acquiring South Tulsa.

On August 2, 2006, representatives of Commerce attended a joint meeting of the Boards of Directors of South Tulsa and Bank South to discuss matters relevant to a possible transaction between Commerce and South Tulsa, including the manner in which Bank South would be operated if a transaction were to occur. Following this meeting, representatives of South Tulsa authorized Hovde to provide a variety of both public and non-public information with respect to South Tulsa and Bank South to Commerce. Following execution of a Confidentiality Agreement by Commerce on August 7, 2006, this information was provided.

On September 8, 2006, Commerce provided to Hovde a formal written proposal with respect to Commerce’s possible acquisition of South Tulsa. This proposal contemplated an initial total purchase price of $25 million which would be paid half in Commerce’s common stock and half in cash. Following additional negotiation between representatives of South Tulsa and Commerce, Commerce modified its original proposal in a letter dated September 25, 2006. Included among the changes to its proposal was an increase in the total consideration for South Tulsa to $26.25 million, all of which would be paid in the form of Commerce common stock.

A joint meeting of South Tulsa and Bank South’s Boards was held on September 25, 2006, to review Commerce’s modified proposal and to discuss the potential transaction with Commerce. A representative of Hovde participated in this meeting by telephone and discussed the Commerce offer as well as the possibility of any other acquisition proposals which might arise. At this meeting, South Tulsa’s Board of Directors decided to proceed with negotiations with Commerce, subject to completion of Commerce’s final due diligence which was completed during the week of October 9, 2006.

Shortly following completion of its due diligence, Commerce provided to South Tulsa a proposed form of acquisition agreement, as well as related agreements to be entered into between South Tulsa, Commerce and Bank South’s directors and certain executive officers in conjunction with entering into a definitive acquisition agreement. Negotiations with respect to the terms of these agreements continued through November, 2006. At a special joint meeting of the Boards of Directors of South Tulsa and Bank South held November 20, 2006, South Tulsa and Bank South’s Boards of Directors considered the Agreement and Plan of Merger and the related agreements to which South Tulsa would be a party. At that meeting, counsel for South Tulsa reviewed the terms and conditions of each of these agreements, and responded to questions from the directors. The Company’s financial advisor, Hovde, also delivered an oral opinion at that meeting, subsequently confirmed in writing, that, as of the date of its opinion, and based upon and subject to the considerations described in its opinion, the consideration to be received by holders of shares of South Tulsa common stock in the merger pursuant to the Agreement and Plan of Merger was fair to the holders of South Tulsa’s common stock from a financial point of view. In support of its opinion, representatives of Hovde provided a presentation to South Tulsa and Bank South’s Boards of Directors summarizing its analysis and responding to questions from the directors. Following these presentations and after further discussions by the directors, South Tulsa’s Board of Directors unanimously approved the Agreement and Plan of Merger as well as the related agreements to which South Tulsa would be a party and submitted the Agreement and Plan of Merger for approval to South Tulsa’s shareholders with its recommendation that the Agreement and Plan of Merger be approved.

On December 4, 2006, Commerce and South Tulsa executed the Agreement and Plan of Merger and related agreements to which South Tulsa was a party. In conjunction with entering into the Agreement and Plan of Merger, shareholders of South Tulsa owning a majority of South Tulsa’s common stock entered into the Voting Agreements pursuant to which they agreed to vote in favor of the Agreement and Plan of Merger.

Reasons for the Merger

South Tulsa.  South Tulsa’s Board of Directors has determined that the merger is advisable and in the best interests of South Tulsa and its shareholders. The South Tulsa Board of Directors believes that the merger presents an opportunity to merge with a similar financial institution and create a combined company that will have significantly greater financial strength and earnings power than South Tulsa would have on its own. Accordingly, the South Tulsa Board of Directors has approved the merger. In reaching its decision to approve the Agreement and Plan of Merger and recommend its approval by South Tulsa’s shareholders, the South Tulsa Board of Directors consulted with South Tulsa’s management, as well as South Tulsa’s legal and financial advisors, and considered a number of factors, including, but not limited to, those discussed below.

Financial Considerations.  The South Tulsa Board of Directors considered the financial terms of the merger based on, among other things, the following factors:

•	The belief that the value of the consideration to be received by South Tulsa represents a fair multiple of South Tulsa per share book value and earnings, based on historical and anticipated trading ranges for Commerce common stock;

•	The potential for stock price appreciation to South Tulsa shareholders;

•	The current and prospective competitive regulatory environments in which South Tulsa operates;

•	The quality and history of Commerce’s earnings and the ability to maintain those earnings given the management quality and depth, diversification of risk, representation in growing market areas and ability to grow internally;

•	The belief that the merger will result in significant dividend income, as compared to other alternatives, based on the assumption that Commerce would continue to pay cash and stock dividends at its current rate and with the understanding that current dividends are not necessarily indicative of future dividends;

•	The advantages of combining with a larger financial institution, thereby enabling the South Tulsa shareholders to become shareholders of a larger combined entity having greater resources to compete in the banking industry;

•	The expected financial strength of the combined company following the merger and the ability of the combined company to realize cost savings and to take advantage of various business opportunities with greater financial resources;

•	The written opinion of Hovde dated December 4, 2006, which stated that the merger consideration was fair from a financial point of view to holders of South Tulsa common stock; and

•	The expected treatment of the merger as a tax-free reorganization under the Code.

Strategic Considerations.  The South Tulsa Board of Directors also considered a number of strategic advantages of the merger in comparison to a stand-alone strategy, including, but not limited to, the following factors:

•	The creation of significant synergies and a stronger competitor in the changing banking industry following the merger;

•	The complementary nature of South Tulsa’s and Commerce’s geographic markets for consumer financial service products; and

•	The creation of a stronger banking franchise by combining South Tulsa’s strong banking presence in Tulsa, Oklahoma with Commerce’s strong banking presence in the Kansas, Missouri and Illinois areas.

Social Considerations.  The South Tulsa Board of Directors considered the social and economic effect on the South Tulsa shareholders, employees, customers and community, including, but not limited to, the following factors:

•	The improbability that there would be customer and employee disruption from the merger, based on the merger record of Commerce;

•	The favorable position of Commerce among South Tulsa’s and Commerce’s peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality;

•	Commerce’s large menu of banking and banking related products and services;

•	Commerce’s strong management record;

•	Commerce’s acquisition experience and history of operating acquired banking locations as community banks; and

•	The opportunity for South Tulsa shareholders to participate in the future growth of a larger and more diversified bank holding company having greater financial resources, competitive strengths and business opportunities than would be possible for South Tulsa as a stand alone entity.

While the South Tulsa Board of Directors considered the foregoing and other factors individually, the South Tulsa Board of Directors did not collectively assign any specific or relative weight to the factors considered and did not make any determination with respect to any individual factor. The South Tulsa Board of Directors collectively made its determination with respect to the Agreement and Plan of Merger based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the Agreement and Plan of Merger is fair and in the best interests of the South Tulsa shareholders.

Commerce.  In reaching its decision to approve the Agreement and Plan of Merger, the Board of Directors of Commerce considered a variety of factors, including the following:

•	The merger will allow Commerce to increase its market share in the demographically attractive market of Tulsa, Oklahoma;

•	Commerce’s belief that the merger will provide an opportunity for Commerce to improve South Tulsa’s operating performance and funding mix, and to expand South Tulsa’s product offering;

•	Commerce’s familiarity with and review of South Tulsa’s business, operations, management, markets, competitors, financial condition, earnings and prospects;

•	South Tulsa’s financial strength, stable credit quality and concentration in the attractive metropolitan area of Tulsa, Oklahoma;

•	Commerce’s belief that after the merger the combined company will be able to continue to generate high revenue and growth rates; and

•	The merger will allow Commerce to continue its strategy of geographically diversifying its revenues and earnings.

The foregoing discussion of the information and factors considered by Commerce is not intended to be exhaustive. In reaching its determination to enter into the Agreement and Plan of Merger, Commerce did not assign any relative or specific weights to the foregoing factors.

Opinion of South Tulsa Financial Advisor

In early June 2006, South Tulsa formalized its retention of Hovde to provide its financial services to South Tulsa, including a potential sale of South Tulsa. Hovde has delivered to the Board of Directors of South Tulsa its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 4, 2006, the merger consideration to be paid to the shareholders of South Tulsa is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by South Tulsa upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this Proxy Statement/Prospectus and is incorporated herein by reference. South Tulsa’s shareholders should read this opinion in its entirety. The following summary of the opinion of Hovde is qualified in its entirety by reference to the full text of the opinion.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of South Tulsa selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde received a fee from South Tulsa for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of South Tulsa as to the fairness, from a financial point of view, of the merger to the shareholders of South Tulsa. South Tulsa has agreed to pay Hovde fees upon the consummation of the merger equal to one and one-half percent of the final value of the transaction with certain adjustments for its services as financial advisor in connection with the merger. If the merger is consummated Hovde will receive approximately $467,500 for its services. In addition to its fees and regardless of whether the merger is consummated, Hovde will be reimbursed for its reasonable out-of-pocket expenses. South Tulsa has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration, and, as such, does not constitute a recommendation to any shareholder of South Tulsa as to how the shareholder should vote at the Special Meeting. The summary of the opinion of Hovde set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were discussed in a presentation to the Board of Directors of South Tulsa by Hovde made on November 20, 2006. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of South Tulsa, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of South Tulsa and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of South Tulsa and Commerce. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the merger consideration, from a financial point of view, to the shareholders of South Tulsa. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which South Tulsa might engage. In addition, as described above, Hovde’s opinion to the Board of Directors of South Tulsa was one of many factors taken into consideration by the Board of Directors of South Tulsa in making its determination to approve the merger agreement.

The Commerce average closing price amounts described below under the caption “— Trading Price Analysis” have not been adjusted for the 5% common stock dividend announced by Commerce on October 20, 2006 and paid on December 13, 2006 to shareholders of record as of November 29, 2006. Because the Agreement and Plan of

Merger was entered into after the record date of the stock dividend, the terms of the acquisition, as originally proposed by Commerce, with respect to the price range in which the number of shares of Commerce common stock to be issued would be increased or decreased in order to equal the $340.54 per share in merger consideration were modified in the final terms of the Agreement and Plan of Merger to proportionately lower the price range in order to reflect the effect of the Commerce stock dividend. Accordingly the Commerce common stock dividend has no effect on Hovde’s analysis of the Commerce common stock trading price or any of the other analyses performed by Hovde which are described herein.

The opinion expressed by Hovde was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including changes affecting the securities markets, the results of operations or material changes in the financial condition of either South Tulsa or Commerce could materially affect the assumptions used in preparing this opinion.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of South Tulsa and Commerce and material prepared in connection with the merger, including, among other things, the following:

•	the Agreement and Plan of Merger and all attachments thereto;

•	certain historical publicly available information concerning the South Tulsa and Commerce;

•	certain internal financial statements and other financial and operating data concerning South Tulsa;

•	certain financial projections prepared by the management of South Tulsa;

•	certain other information provided to Hovde by members of the senior management of South Tulsa and Commerce for the purpose of reviewing the future prospects of South Tulsa and Commerce, including financial forecasts related to its business, earnings, assets and liabilities;

•	the historical market prices and trading volumes of Commerce common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that Hovde considered relevant; and

•	the pro forma ownership of Commerce common stock by the holders of South Tulsa common stock relative to the pro forma contribution of the South Tulsa’s assets, liabilities, equity and earnings.

In addition, Hovde:

•	analyzed the pro forma impact of the merger on the combined company’s earnings, consolidated equity capitalization and financial ratios;

•	took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations; and

•	performed such other analyses and considered other factors as it deemed appropriate.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed the financial forecasts furnished to or discussed with Hovde by South Tulsa and Commerce were reasonably prepared and reflected the best currently available estimates and judgments of senior management of South Tulsa and Commerce as to the future financial performance of South Tulsa, Commerce or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of South Tulsa.

Contribution Analysis.  Hovde prepared a contribution analysis showing percentages of assets, net loans, deposits, equity and tangible equity at September 30, 2006 for South Tulsa and Commerce, and the trailing twelve months and estimated calendar-year 2006 net income that would be contributed to the combined company on a pro-

forma basis. These contribution percentages were compared to the approximately 0.77% of the pro forma common shares outstanding that holders of South Tulsa common stock would own.

	South Tulsa	Commerce
	(%)	(%)

Assets	0.81	99.19
Net Loans	1.08	98.92
Deposits	0.86	99.14
Equity	0.83	99.17
Tangible Equity	0.90	99.10
LTM Net Income	0.66	99.34
2006 Estimated Net Income	0.72	99.28

Trading Price Analysis.  Hovde reviewed the average trading prices for Commerce common stock at different intervals during the period commencing November 16, 2006, using the 5-day, 10-day, 20-day, 30-day, 45-day, 60-day and 90-day average closing price of Commerce common stock during such period. As noted above, the Commerce average closing prices set forth below have not been adjusted for the 5% Commerce common stock dividend which was paid to Commerce shareholders on December 13, 2006.

Commerce
Average
Closing Price

Last trading day	$50.96
Last 5 Trading Days	$50.51
Last 10 Trading Days	$50.20
Last 20 Trading Days	$49.58
Last 30 Trading Days	$49.56
Last 45 Trading Days	$49.83
Last 60 Trading Days	$49.87
Last 90 Trading Days	$49.93

Stock Trading History Analysis.  Hovde reviewed the relationship between the movements in the prices of Commerce common stock to movements in certain stock indices, including the SNL Bank Index, the Standard & Poor’s 500 Index and the Russell 2000 Index. Hovde noted that during the one year period ended November 16, 2006, Commerce common stock underperformed each of the indices.

	Beginning Index	Ending Index Value
	Value on	on
	November 16, 2005	November 16, 2006

Commerce	100.00%	98.96%
SNL Bank Index	100.00%	112.10%
S&P 500 Index	100.00%	113.69%
Russell 2000 Index	100.00%	120.98%

Hovde also noted that during the three year period ended November 16, 2006, Commerce common stock underperformed the SNL Bank Index, the Standard & Poor’s 500 Index and the Russell 2000 Index.

	Beginning Index	Ending Index Value
	Value on	on
	November 16, 2003	November 16, 2006

Commerce	100.00%	121.04%
SNL Bank Index	100.00%	122.84%
S&P 500 Index	100.00%	133.27%
Russell 2000 Index	100.00%	148.60%

Analysis of Selected Transactions.  As part of its analysis, Hovde reviewed two groups of comparable transactions. The first peer group included transactions, which have occurred since January 1, 2001, that involved target banks headquartered in the four-state Arkansas, Kansas, Missouri and Oklahoma areas, in which the total assets of the seller were between $50 million and $500 million (the “Four-State Merger Group”). This Four-State Merger Group consisted of the following 26 transactions:

Buyer	Seller

Emprise Financial Corp.
First Fidelity Bancorp Inc.
Commerce Bancshares Inc.
Enterprise Financial Services
Brooke Corp.
First Muskogee Financial Corp.
RCB Holding Company
Truman Bancorp Inc.
CCB Corporation
Landmark Bancorp Inc.
Ever Glades Financial
Exchange National Bancshares
Progress Acquisition Inc.
Central Bancompany
Landmark Bancorp Inc.
BancFirst Corp.
NS&L Acquisition Corp.
Dickinson Financial Corp. II
Nodaway Valley Bancshares Inc.	Prairie Capital Inc.
Apex Mortgage Company
Boone National S&LA
NorthStar Bancshares Inc.
Generations Bank
First Financial Bancshares
Pioneer Bancshares Inc.
FFC Financial Corp.
Acquisition Corporation
First Manhattan Bancorp Inc.
Garden City Bancshares Inc.
Bank 10
Progress Bancshares Inc.
Community Bancs of Oklahoma
First Kansas Financial Corp.
Lincoln National Bancorp
NS&L Bancorp Inc.
Founders Bancshares, Inc.
Buchanan County Bancshares Inc.
NASB Financial Inc. Private Investor First Federal Bancshares Inc. GN Bankshares Inc. Valley View Bancshares, Inc. Landmark Bancshares Inc. Bannister Bank & Trust	CBES Bancorp Inc. First Bancorp of Oklahoma Inc. PFSB Bancorp Inc. Kansas State Bank Guaranty Bancshares Corp. MNB Bancshares Inc. Pembroke Bancshares Inc.

Hovde then reviewed comparable transactions involving banks headquartered in the metropolitan areas Nationwide excluding California, Colorado, Florida, Georgia and Texas announced since January 1, 2005, in which the total assets of the seller were between $50 million and $150 million and the sellers’ ROA was greater than 1.00% (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 28 transactions:

Buyer	Seller

Community Banks Inc.
Park National Corp.
SouthCrest Financial Group Inc.
BlackRidge Financial Inc.
Baldwin Bancshares Inc.
ShoreBank Corp.
Glacier Bancorp Inc.
Sterling Financial Corp.
Private Investor
Kentucky Bancshares Inc.
Community Bank Shares of IN
First Mid-Illinois Bancshares
New Century Bancorp Inc.
Heritage Financial Corp.
Cornerstone Holding Co. Inc.
IBT Bancorp Inc.
United Bancorp of WY
Orrstown Financial Services
Beulah Bancorporation Inc.
Union Bankshares Corp.
CCB Corporation
Capitol Bancorp LTD
Investor Group
First State Bancorp
Pacific Continental Corp.
Community partners Bancorp
West Alabama Capital Corp.
Interchange Financial Services	East Prospect State Bank
Anderson Bank Corp.
Maplesville Bancorp
Carlos Bancshares Inc.
Gavic Services Inc.
Greater Chicago Bank
First national Bank of Morgan
Bay Net Financial Inc.
Wilburton State Bancshares Inc.
Peoples Bancorp Sandy Hook
Bancshares Inc.
Mansfield Bancorp Inc.
Progressive State Bank
Western Washington Bancorp
Citizens Inc.
Farwell State Savings Bank
First National Bank Holding Co.
First National Bank of Newport
Valley Bank & Trust
Prosperity B&TC
Acquisition Corporation
Bank of Las Vegas
R & J Financial Corp.
New Mexico Financial Corp.
NWB Financial Corp.
Town Bankv
West Alabama Bancshares Inc.
Franklin Bank

Hovde calculated the medians of the following relevant transaction ratios in the Four-State Merger Group and the Nationwide Merger Group: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s core 6.5% adjusted tangible book value; the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the per share consideration that would be received pursuant to the merger agreement at $340.54 per diluted share of South Tulsa. In calculating the multiples for the merger, Hovde used South Tulsa’s earnings for the twelve months ended September 30, 2006 and South Tulsa’s tangible book value, core 6.5% adjusted tangible book value and core deposits as of September 30, 2006. The results of this analysis are as follows:

	Offer Value to:
		Core 6.5%		Ratio of Tangible
		Adjusted	12 Months	Book Value
	Tangible	Tangible	Preceding	Premium to Core
	Book Value	Book Value	Earnings	Deposits
	(x)	(x)	(x)	(%)

Commerce	2.14	2.74	18.0	19.2
Four-State Merger Group median	1.95	2.08	19.5	10.8
Nationwide Merger Group median	1.97	2.70	18.3	17.1

Discounted Cash Flow Analysis.  Hovde estimated the present value of all shares of the South Tulsa common stock by utilizing South Tulsa’s estimated future earnings stream. Reflecting South Tulsa’s internal projections and historical averages, we assumed a 10.0% annual asset growth and 2006-2010 net income of $1.6 million, $1.7 million, $1.9 million, $2.1 million, and $2.3 million, respectively. No dividends were projected to be paid.

In all cases, the present value of these cash flows was calculated based on a range of discount rates of 13.0%, 14.0%, and 15.0%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of South Tulsa common stock.

Hovde derived the take-out value of South Tulsa common stock using both the terminal value earnings multiple and book value approaches. In arriving at the terminal value of South Tulsa’s earnings stream in 2010, Hovde assumed a terminal earnings value multiple at a range of 19.0x, 20.0x and 21.0x. Similarly, in arriving at the terminal value of South Tulsa’s book value in 2010, Hovde assumed a terminal book value multiple at a range of 175.0%, 200.0% and 225.0%. The terminal values were then discounted, along with annual cash flows, to arrive at the present value for South Tulsa common stock. These analyses and its underlying assumptions yielded a per share range of value for South Tulsa common stock of approximately $286.87 to $343.44 with a midpoint of $314.14 based on the earnings approach and $238.59 to $329.61 with a midpoint of $282.31 based on the book value approach.

Comparable Company Analysis.  Using publicly available information, Hovde compared the stock market valuation and operating characteristics of Commerce on standalone basis with other Midwestern banks with assets between $5.0 billion and $25.0 billion (the “Comparable Group”). The Comparable Group consisted of the following 14 publicly traded institutions:

Company Name	Headquarters	Ticker

AMCORE Financial, Inc.	Rockford, IL	AMFI
Associated Banc-Corp.	Green Bay, WI	ASBC
Citizens Banking Corp.	Flint, MI	CBCF
Corus Bankshares, inc.	Chicago, IL	CORS
First Midwest Bancorp, Inc.	Itasca, IL	FMBI
FirstMerit Corp.	Akron, OH	FMER
Irwin Financial Corp.	Columbus, OH	IFC
MB Financial, Inc.	Chicago, IL	MBFI
Old National Bancorp	Evansville, IN	ONB
Park National Corp.	Newark, OH	PRK
Sky Financial Group, Inc.	Bowling Green, OH	SKYF
TCF Financial Corp.	Wayzata, MN	TCB
UMB Financial Corp.	Kansas City, MO	UMBF
Wintrust Financial Corp.	Lake Forest, IL	WTFC

Indications of such financial performance and stock market valuation included the calculation of price-to-book value, price-to-tangible book value, price-to-2006 estimated GAAP earnings and price-to-2007 estimated GAAP earnings.

	Price to:
			2006	2007
		Tangible	Estimated	Estimated
	Book Value	Book Value	Earnings	Earnings
	(x)	(x)	(x)	(%)

Commerce	2.36	2.56	15.9	15.2
Comparable Group median	1.91	2.56	16.1	14.6

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the merger consideration was fair from a financial point of view to the shareholders of South Tulsa.

Operations and Management After the Merger

At the Effective Time the separate corporate existence of South Tulsa will terminate as it merges with and into CBI-Kansas. The Articles of Incorporation and Bylaws of CBI-Kansas as in effect immediately prior to the effective time will remain the Articles of Incorporation and Bylaws of CBI-Kansas from and after the effective time until amended as provided by law. The officers and directors of CBI-Kansas will remain the officers and directors of CBI-Kansas from and after the Effective Time. It is expected that existing management of the surviving corporation will be supplemented with personnel from Commerce who will assist in bringing new methods and systems to the surviving corporation which have been developed by Commerce. Commerce also expects to enhance the net interest margin and non-interest income of the surviving corporation by expanding the products and services offered. Commerce will also analyze the surviving corporation’s operations for potential efficiencies and anticipates achieving operating cost savings through the proposed consolidation and the elimination of redundant costs. While there can be no assurances that operating cost savings will be realized or in what fiscal period the savings will actually be recorded, plans are currently being developed to realize operating cost savings. It is expected that the annualized level of operating cost savings achieved will be realized unevenly throughout the period of consolidation, with the majority of any savings realized in the latter part of the period. The extent to which the operating cost savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and operating costs.

Conditions to the Merger

The merger is conditioned on the fulfillment prior to the closing of certain conditions set forth in the Agreement and Plan of Merger, including, among other things, the following:

•	The approval of the Agreement and Plan of Merger by the holders of a majority of all of the outstanding shares of South Tulsa common stock;

•	The accuracy of representations of Commerce, CBI-Kansas and South Tulsa made in the Agreement and Plan of Merger and the performance of their respective obligations thereunder;

•	The absence of a material adverse event since December 4, 2006 affecting the financial condition, properties, assets, liabilities, rights or business of South Tulsa;

•	The absence of a material adverse event since December 4, 2006 affecting the financial condition, properties, assets, liabilities, rights or business of Commerce or CBI-Kansas;

•	The receipt by Commerce and South Tulsa of an opinion from Blackwell Sanders Peper Martin LLP relating to certain tax matters;

•	The receipt by Commerce of an opinion from McAfee & Taft, A Professional Corporation, as to certain corporate matters regarding South Tulsa;

•	The receipt by South Tulsa of an opinion from Blackwell Sanders Peper Martin LLP as to certain corporate matters regarding Commerce;

•	The receipt of necessary regulatory approvals;

•	A minimum amount of equity and minimum loan loss reserve of South Tulsa;

•	The delivery to Commerce of a letter by each person who is an “affiliate” (as defined in Rules 145 and 405 adopted under the Securities Act of 1933) of South Tulsa at the time the Agreement and Plan of Merger is submitted to approval of the shareholders of South Tulsa;

•	The removal of certain loans from the Bank’s loan portfolio;

•	Dissenters’ rights shall not have been exercised with respect to more than 10% of the outstanding shares of South Tulsa common stock on the Closing Date;

•	The absence of any temporary restraining order, preliminary or permanent injunction or other order or legal restraint that would prevent the consummation of the merger;

•	The cancellation of all outstanding unexercised options for South Tulsa common stock under South Tulsa’s stock option plans; and

•	The execution of non-competition agreements between Commerce and certain directors and officers of South Tulsa.

Conduct of Business Pending the Merger

Pursuant to the Agreement and Plan of Merger, South Tulsa has agreed to carry on its business and cause the Bank and its other subsidiaries to carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Agreement and Plan of Merger. South Tulsa has agreed to certain limitations on its ability to engage in material transactions.

No Solicitation

The Agreement and Plan of Merger provides that unless and until the Agreement and Plan of Merger has been terminated, neither South Tulsa nor any of its subsidiaries will solicit or encourage or, subject to the fiduciary duties of their directors as advised by counsel, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of South Tulsa, the Bank, or any other subsidiary of South Tulsa. South Tulsa is required to promptly advise Commerce of its receipt of, and the substance of, any such proposal or inquiry.

Waiver and Amendment

Prior to or at the Effective Time, any provision of the Agreement and Plan of Merger, including, without limitation, the conditions to consummation of the merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after approval of the Agreement and Plan of Merger by the shareholders of South Tulsa; provided, however, that after any such approval, no such amendment shall alter the amount or change the form of the consideration or alter or change any of the terms of the Agreement and Plan of Merger if such alteration or change would adversely affect the holders of South Tulsa common stock or would legally require further approval of such holders. It is anticipated that a condition to consummate the merger would be waived only in those circumstances where the Board of Directors of Commerce, CBI-Kansas or South Tulsa, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.

Termination of the Agreement and Plan of Merger

The Agreement and Plan of Merger and the merger may be terminated at any time prior to the closing date, provided that the terminating party is not then in material breach of the Agreement and Plan of Merger, by:

•	The mutual consent of Commerce, CBI-Kansas and South Tulsa;

•	Commerce, CBI-Kansas or South Tulsa if the merger has not been consummated by June 30, 2007 unless extended up to 60 days thereafter by Commerce or South Tulsa under certain circumstances;

•	Commerce, CBI-Kansas or South Tulsa if regulatory approval has been denied or the merger has been enjoined or if any regulator has issued an order with respect to the merger which imposes a non-customary restriction or condition on South Tulsa that would materially and adversely affect the Bank’s operations;

•	Commerce or CBI-Kansas, on the one hand, or South Tulsa, on the other hand, if the other party has materially breached the Agreement and Plan of Merger and has not cured such breach within 45 days of notice of the breach;

•	Commerce or CBI-Kansas if the South Tulsa Board of Directors fails to recommend adoption of the Agreement and Plan of Merger by the South Tulsa shareholders or amends or modifies the recommendation in a manner materially adverse to Commerce or CBI-Kansas or withdraws such recommendation;

•	South Tulsa prior to the vote of the shareholders if South Tulsa desires to enter into a definitive agreement with respect to a superior proposal

•	Commerce, CBI-Kansas or South Tulsa if the South Tulsa shareholders do not approve the merger at a duly held meeting of the South Tulsa shareholders; or

•	Commerce, or CBI-Kansas, on the one hand, or South Tulsa on the other hand, if there has been a material adverse change or event with respect to the other party’s business, financial condition, results of operations or prospects and such change or effect has not been cured within 45 days or the closing date, whichever is earlier.

Effect of Termination.  If the Agreement and Plan of Merger is terminated, it will become void, and there will be no liability on the part of Commerce or South Tulsa, except that (1) both Commerce and South Tulsa will remain liable for any willful breach of the Agreement and Plan of Merger and (2) designated provisions of the Agreement and Plan of Merger, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee.  If the Agreement and Plan of Merger is terminated because South Tulsa desires to enter into an acquisition agreement with another party that it considers to be a superior proposal, South Tulsa must pay Commerce a termination fee of $1.25 million (the “Termination Fee”). The Termination Fee is also payable if the Agreement and Plan of Merger is terminated and, within 12 months, South Tulsa enters into an agreement to be acquired by another party, if the Agreement and Plan of Merger was terminated because (i) the South Tulsa board of directors did not recommend approval of the Agreement and Plan of Merger to the stockholders, (ii) the stockholders of South Tulsa failed to approve the Agreement and Plan of Merger, (iii) there was a voluntary breach of a material representation of warranty by South Tulsa or (iv) required regulatory approvals have not been obtained by June 30, 2007 or the relevant later date, as applicable.

Effective Time

It is presently anticipated that the Effective Time will occur in the second quarter of 2007, but no assurance can be given to that effect.

Federal Securities Laws Consequences and Resales of Commerce Stock by Affiliates

The shares of Commerce to be issued pursuant to the merger have been registered under the Securities Act of 1933, as amended. The provisions of Rule 145 under the Securities Act allow such shares to be sold without restriction by shareholders of South Tulsa who are not deemed to be “affiliates” (as that term is defined in the rules under the Securities Act) of South Tulsa. An “affiliate” of South Tulsa is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, South Tulsa. These restrictions are expected to apply to the directors and executive officers of South Tulsa and the holders of 10% or more of the outstanding South Tulsa common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Shareholders not falling into the category of affiliate have no restrictions on when they may sell the Commerce stock received in the merger.

If you are considered an affiliate of South Tulsa or become an affiliate of Commerce after the merger, you may resell the shares of Commerce common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of South Tulsa at the time of the special meeting who are not affiliates of Commerce at or following the effective time of the merger may publicly resell the Commerce common stock they receive in the merger but only within certain limitations as to the number of shares of Commerce common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of South Tulsa who are not affiliates of Commerce may resell their shares without restriction. Commerce must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell, under Rule 145, shares of Commerce common stock received in the merger. Commerce is not obligated and does not intend to register for resale the shares issued to affiliates of South Tulsa. Pursuant to the Agreement and Plan of Merger, each affiliate of South Tulsa has signed a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Commerce common stock issued to him in the merger in violation of the Securities Act of 1933.

Rights of Dissenting Shareholders

Under Oklahoma law, the relevant provisions of which are attached to this document as Appendix D (Section 1091 of the OGCA), each South Tulsa shareholder who dissents from the merger and who complies with various procedural requirements of Section 1091 of the OGCA is entitled to “appraisal rights,” pursuant to which the shareholder will receive the fair value of his or her shares of South Tulsa common stock in cash, with accrued interest. Specifically, a South Tulsa shareholder may dissent from the merger, and CBI-Kansas, as the merger’s surviving corporation, must pay to the shareholder, upon the surrender of certificates representing his or her shares, the fair value of the shares as of the day prior to South Tulsa’s special meeting, with accrued interest. If CBI-Kansas and you cannot agree on the fair value of your shares, then the OGCA provides for a judicial determination of these amounts. The value as determined by an Oklahoma court may be more or less than the value you are entitled to under the Agreement and Plan of Merger. If you desire to dissent and exercise your appraisal rights, you should refer to the Section 1091 of the OGCA in its entirety and should consult with legal counsel prior to taking any action to ensure that you comply strictly with the applicable statutory provisions.

To dissent and exercise your appraisal rights, you must do all of the following:

•	deliver to South Tulsa a written demand for appraisal of your shares before the March 30, 2007 meeting of South Tulsa shareholders to vote on the merger;

•	not vote in favor of the merger (note that a vote, in person or by proxy, against the merger will not satisfy the statutory requirements that you make a written demand for an appraisal of your shares); and

•	continue to hold your shares of South Tulsa common stock through the Effective Time.

If you do not vote against the merger, it will not constitute a waiver of your appraisal rights under the OGCA if you make written demand for payment before the vote is taken at the March 30, 2007 shareholders’ meeting. Conversely, voting against the merger will not, by itself, be sufficient to satisfy your obligations if you dissent and want to exercise your appraisal rights. You must follow the procedures set forth in Section 1091 of the OGCA to exercise your appraisal rights.

Each outstanding share of South Tulsa common stock as to which a legally sufficient demand in accordance with Section 1091 of the OGCA has been made and that did not vote in favor of approval of the merger retains all other rights of a shareholder until those rights are cancelled by consummation of the merger. However, after the Effective Time, no dissenting shareholder who has demanded appraisal rights shall be entitled to vote the stock for any purpose or to receive payment of dividends (except dividends payable to shareholders of records prior to the Effective Time).

Within 10 days after the effective date of the merger, CBI-Kansas will notify the dissenting shareholders who have complied with the provisions of Section 1091 that the merger has become effective. Within 120 days after the effective date of the merger, CBI-Kansas will send to such dissenting shareholders, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement will be mailed to the dissenting shareholders within 10 days after the written request is received by CBI-Kansas or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

Also within 120 days after the effective date of the merger, any dissenting shareholder who has complied with the provisions of Section 1091 or CBI-Kansas may file a petition in district court demanding a determination of the value of the stock of the dissenting shareholders; however, at any time within 60 days after the effective date of the merger, each of the dissenting shareholders has the right to withdraw the shareholder’s demand for appraisal and to accept the terms offered in the Agreement and Plan of Merger. The court shall provide notice to CBI-Kansas of any such petition filed by a shareholder, and upon receipt of that notice, CBI-Kansas shall provide to the court a list of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by CBI-Kansas. After providing proper notice of the proceeding, the court will determine the shareholders who are entitled to appraisal rights and will direct CBI-Kansas to pay the fair value of the shares, together with interest, to the shareholders entitled to such payment. The court will determine the costs of the proceeding and may tax the parties as it deems appropriate. Upon request by a dissenting shareholder, the court may order all or a portion of the expenses incurred by any shareholder, including attorneys’ fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to an appraisal.

The shares for which a dissenting shareholder has properly exercised appraisal rights and followed the required procedures in the OGCA will not be converted into, or represent, the right to receive Commerce common stock as provided under the Agreement and Plan of Merger. None of these shares will, after the Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions. If, however, the holder of such shares fails to properly perfect, effectively withdraw, waive or lose, or otherwise become ineligible to exercise dissenting shareholder’s rights of appraisal under the OGCA, then at that time shares held by you will be converted into Commerce common stock as provided in the Agreement and Plan of Merger.

Regulatory Approvals Required for the Merger

The regulatory approvals required to complete the transactions contemplated by the Agreement and Plan of Merger include approval from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of Currency. Commerce will complete the filing of applications and notifications to obtain the required regulatory approvals.

Federal Reserve System.  The merger is subject to approval of the Board of Governors of the Federal Reserve System pursuant to Section 3 of the Bank Holding Company Act of 1956. The Board of Governors of the Federal Reserve System is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Board of Governors of the Federal Reserve System finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Board of Governors of the Federal Reserve System may not approve an interstate acquisition without regard to state law if the applicant controls, or after completion of the acquisition the combined entity would control, more than 10 percent of the total deposits of insured depository institutions in the United States.

In addition, in reviewing a transaction under the applicable statutes, the Board of Governors of the Federal Reserve System will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Board of Governors of the Federal Reserve System will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, as amended (the “CRA”), the Board of Governors of the Federal Reserve System must take into account the record of performance of each of Commerce and South Tulsa in meeting the credit needs of the entire communities, including low-and moderate-income neighborhoods, served by the company and its subsidiaries. Each of Commerce’s and South Tulsa’s principal depository institution has received an “outstanding” CRA rating from the United States Office of the Comptroller of the Currency, and its other depository institutions have received either an outstanding or satisfactory CRA rating.

Antitrust Considerations.  At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of Commerce or South Tulsa or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Commerce and South Tulsa believe that the completion of the merger will not violate U.S. antitrust laws. However, Commerce and South Tulsa can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Commerce and South Tulsa will prevail.

In addition, the merger may be reviewed by the state attorneys general in the various states in which Commerce and South Tulsa operate. Although Commerce and South Tulsa believe there are substantial arguments to the contrary, these agencies may claim the authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing.  We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its results.

Pursuant to the Bank Holding Company Act, a transaction approved by the Board of Governors of the Federal Reserve System may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay” — that is, suspend-the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the Board of Governors of the Federal Reserve System and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

Commerce and South Tulsa believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Commerce or South Tulsa.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Transactions Between Commerce and South Tulsa

No shares of South Tulsa common stock are presently owned by Commerce or by any of its subsidiaries or principals, or by trustees for the benefit of Commerce or any of its subsidiaries, shareholders or employees as a class or by an escrow arrangement instituted by Commerce.

FEDERAL INCOME TAX CONSEQUENCES

The following general discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of South Tulsa common stock that exchange their shares of South Tulsa common stock for shares of Commerce common stock in the merger. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

This discussion addresses only those South Tulsa shareholders that hold their shares of South Tulsa common stock as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer in stocks and securities, or foreign currencies;

•	a trader in securities that elects the mark-to-market method of accounting for your securities;

•	a holder of South Tulsa common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of South Tulsa common stock that received South Tulsa common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar; or

•	a holder of South Tulsa common stock that holds South Tulsa common stock as part of a hedge, straddle, constructive sale or conversion transaction.

Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of South Tulsa common stock that is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust, if a United States court can exercise primary supervision over it, and one or more United States persons have authority to control substantial decisions that affect it, or (iv) an estate subject to United States income tax on its worldwide income.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a reorganization for United States federal income tax purposes. The consummation of the merger is conditioned on the delivery, by Blackwell Sanders Peper Martin LLP, of an opinion to Commerce and to South Tulsa to the effect that (1) the merger will be a tax-free reorganization within the meaning of Section 368(a) of the Code, and (2) no gain or loss will be recognized by the shareholders of South Tulsa to the extent they receive Commerce common stock in exchange for shares of South Tulsa common stock.

This opinion will be based on representation letters provided by Commerce and South Tulsa and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the Effective Time. None of the opinions described above will be binding on the Internal Revenue Service. Commerce and South Tulsa have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, if you exchange your South Tulsa common stock exclusively for Commerce common stock, you will recognize no gain or loss.

Cash in Lieu of a Fractional Share

If you receive cash in lieu of a fractional share of Commerce common stock, you will be treated as having received the fractional share of Commerce common stock pursuant to the merger and then as having exchanged the fractional share of Commerce common stock for cash in a redemption by Commerce. As a result, assuming that the redemption of a fractional share of Commerce common stock is treated as a sale or exchange and not as a dividend, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis of the fractional share of Commerce common stock as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

If you are a non-corporate holder of South Tulsa common stock you may be subject to information reporting and backup withholding at a rate of 28% if the cash payment is $20 or more. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

Reporting Requirements

If you receive shares of Commerce common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SOUTH TULSA SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information as of March 2, 2007, regarding the beneficial ownership of South Tulsa common stock by (a) the directors of South Tulsa, (b) the chief executive officer South Tulsa, (c) the four other most-highly compensated executive officers of South Tulsa or its subsidiary, Bank South, (d) any person (including any group) who is known to South Tulsa to be the beneficial owner of more than 5% of South Tulsa common stock; and (e) the directors and executive officers of South Tulsa or its subsidiary, Bank South, as a group.

Under the rules of the SEC, beneficial ownership includes voting or investment power that is sole or shared. Unless otherwise indicated in the footnotes, the percentage beneficial ownership for the following table is based upon 72,189 shares of South Tulsa common stock outstanding as of the record date. To South Tulsa’s knowledge, unless indicated in the footnotes to this table, each person named in the table has sole voting and investment power with respect to all shares of stock attributed to him or her. The references to ownership are derived from South Tulsa’s share transfer records. The business address of each person listed is 6130 East 81st Street, Tulsa, Oklahoma 74137.

			Percentage of
	Number of		Beneficial
Name	Shares		Ownership

5% shareholders:
Jon R. Stuart	4,821	(1)	6.7%
Randi S. Wightman	4,821	(2)	6.7%

Directors and Executive Officers:
Nevyle R. Cable, Director and President of South Tulsa	2,073	(3)	2.9%
Fred Harlan, Director of South Tulsa	2,634	(4)	3.6%
R. Carl Hudgins, Director and Vice President of South Tulsa	3,222	(5)	4.4%
D. Lindsay Perkins, Director of South Tulsa	3,084	(6)	4.3%
John B. Turner, Director and Secretary of South Tulsa	2,266	(7)	3.1%
Daryl Woodard, Director of South Tulsa	2,634	(8)	3.6%
M. Paige Miller, Treasurer of South Tulsa	1,000	(9)	1.4%
Steven H. Austin, EVP and COO of Bank South	3,154	(10)	4.2%
Bruce C. Humphrey, EVP and CLO of Bank South	3,154	(11)	4.2%
Mike Gibson, EVP of Bank South	1,200	(12)	1.6%
All directors and named executive officers as a group (10 persons)	24,421	(13)	30.5%

(1)	Includes 2,042 shares held by Mr. Stuart individually and 2,634 held by Mr. Stuart’s individual retirement accounts. Also includes 145 shares held by Mr. Stuart’s spouse, Mildred L. Stuart.

(2)	Includes 4,531 shares held by Ms. Wightman individually and 290 shares held jointly in the names of Randi S. Wightman and Fred Wightman, Ms. Wightman’s spouse.

(3)	Includes 1,600 shares held by Mr. Cable and/or Carol T. Cable, Mr. Cable’s spouse. Also includes 380 shares held by Mr. Cable’s individual retirement account. Also includes 93 shares that may be acquired upon the exercise of options exercisable within 60 days.

(4)	All shares held in the name of Fred Harlan and/or Kellie Harlan, Mr. Harlan’s spouse.

(5)	Includes 2,400 shares held by R. Carl Hudgins and/or Terry Hudgins, Mr. Hudgins’ spouse, and 263 shares held by Mr. Hudgins’ individual retirement accounts. Also includes 559 shares that may be acquired upon the exercise of options exercisable within 60 days.

(6)	Includes 2,734 shares held by D. Lindsay Perkins and/or Diane S. Perkins, Mr. Perkins’ spouse, and 350 shares held by David L. and Diane S. Perkins.

(7)	Includes 290 shares held by John B. Turner and Barbara J. Turner, Mr. Turner’s spouse, and 1,976 shares held by Mr. Turner’s individual retirement account.

(8)	All 2,634 shares held in the Daryl James Woodard 1995 Revocable Trust.

(9)	All 1,000 shares are shares that may be acquired upon the exercise of options exercisable within 60 days.

(10)	Includes 54 shares held by Mr. Austin individually, 634 shares held by Mr. Austin’s individual retirement accounts, and 2,466 shares that may be acquired upon the exercise of options exercisable within 60 days.

(11)	Includes 688 shares held by Mr. Humphrey’s individual retirement accounts and 2,466 shares that may be acquired upon the exercise of options exercisable within 60 days.

(12)	All 1,200 shares are shares that may be acquired upon the exercise of options exercisable within 60 days.

(13)	Includes 7,784 shares that may be acquired upon the exercise of options exercisable within 60 days.

FINANCIAL INTERESTS OF DIRECTORS AND OFFICERS

Certain members of management of South Tulsa and the Bank, and their Boards of Directors, may have interests in the transaction in addition to their interests as shareholders of South Tulsa which are summarized below. The South Tulsa Board of Directors was aware of these factors and considered them, among other matters, in approving the Agreement and Plan of Merger.

Officer Agreements

As a condition to Commerce’s willingness to enter into the Agreement and Plan of Merger, R. Carl Hudgins, Steven H. Austin and Bruce C. Humphrey, each of whom is an executive officer of South Tulsa and/or Bank South, entered into agreements with Commerce and South Tulsa that will become effective upon the consummation of the merger. These agreements are referred to in this Proxy Statement/Prospectus as the “Officers Agreements.” Under the Officer Agreements, following consummation of the merger, each of the executives are expected to serve as an officer of Commerce or an affiliate and will receive a one-time stock award pursuant to the Commerce 2005 Equity Incentive Plan for restricted shares of Commerce common stock with a fair market value in the following amounts: R. Carl Hudgins — $400,000, Steven H. Austin — $300,000 and Bruce C. Humphrey — $300,000. One-third of the restricted shares will vest each year beginning on the first anniversary date of the grant; provided that an executive will forfeit any unvested restricted shares in the event that the executive is terminated for “Cause” or the executive terminates his employment under circumstances not constituting “Good Reason,” each as defined in his respective Officer Agreement.

The Officer Agreements also provide that these executives are subject to certain non-compete, non-solicitation and confidentiality restrictions. Generally, the executives are subject to the non-compete and non-solicitation restrictions while employed by Commerce or an affiliate and for at least six months after the date on which employment is terminated; provided, the restriction period will not be less than three years in the event that the executive is terminated for Cause or the executive terminates his employment under circumstances not constituting Good Reason. The non-competition and non-solicitation restrictions do not apply to any period after the seventh anniversary of the Officer Agreements. In addition, after the third anniversary of the consummation of the merger, in order for the restrictions to apply in the six-month post-termination period, Commerce must continue to pay to the executive his base salary during that six-month period. If Commerce elects not to pay this amount, the non-competition and non-solicitation restrictions will expire.

The Officer Agreements are intended to replace agreements entered into by South Tulsa with Messrs. Hudgins, Austin and Humphrey in August 2006 in contemplation of the acquisition of South Tulsa. Those agreements provide for cash payments to Messrs. Hudgins, Austin and Humphrey in the same amounts specified in the Officer Agreements with the payments to be made on the first, second and third anniversaries of a change in control of South Tulsa. Although these agreements also included non-competition and non-solicitation restrictions, these restrictions did not extend after termination of each executive’s employment. Upon consummation of the merger, those agreements are being terminated and replaced by the Officer Agreements.

Director Agreements

As a condition to Commerce’s willingness to enter into the Agreement and Plan of Merger, the directors of South Tulsa and Bank South, each of whom is a shareholder of South Tulsa, entered into agreements with Commerce and South Tulsa that become effective upon the consummation of the merger. These agreements are referred to in this Proxy Statement/Prospectus as the “Director Agreements.” Pursuant to the Director Agreements, following completion of the merger, each of the directors will serve, at the election of Commerce, as an advisory board member of Commerce’s Tulsa banking operations and will receive compensation that Commerce pays to similarly situated advisory board members. In accordance with the Director Agreements, the directors are subject to certain non-compete, non-solicitation and confidentiality provisions for three years following the consummation of the merger.

Other Executive Agreements

In February 2007, Bank South, South Tulsa, Commerce, and M. Paige Miller, South Tulsa’s Treasurer and Bank South’s chief financial officer, entered into an agreement pursuant to which the following payments will be made, in addition to Ms. Miller’s salary, at the following times: (i) $72,700 at the Effective Time; (ii) $72,700 on September 30, 2007; and (iii) $20,000 on January 15, 2008. A payment will be forfeited if certain events occur before that payment is due, including Ms. Miller’s resignation without “Good Reason.”

The agreement with Ms. Miller replaces two previous agreements entered into by her with Bank South. The first of these agreements was entered into in May 2004, and provided for a lump sum cash payment to Ms. Miller under certain conditions in the event of a change in control of South Tulsa or Bank South. The second agreement was entered into in August 2006, and provided for a cash payment to Ms. Miller if she remained as an employee of Bank South for a six-month period following a change in control of South Tulsa or Bank South. However, under the terms of the August 2006 agreement, Bank South was not obligated to make the payment if it also became obligated to make the payment to Ms. Miller under the May 2004 agreement. Under the terms of the new agreement with Ms. Miller, the May 2004 agreement and the August 2006 agreement are terminated and replaced by her new agreement. If the merger is not consummated, Ms. Miller’s new agreement will terminate and the May 2004 and August 2006 agreements are subject to reinstatement.

Accelerated Vesting of Stock Options

South Tulsa currently has outstanding stock options to purchase 7,970 shares of South Tulsa’s common stock at a weighted exercise price of $131.41 per share. These options were granted under South Tulsa’s Stock Option Plan which was adopted by South Tulsa in March 1998. No options have been awarded under this Plan by South Tulsa since July 2004.

Of these 7,970 options outstanding, all but 733 options were fully vested prior to approval by South Tulsa’s Board of Directors, of the Agreement and Plan of Merger on November 20, 2006. At that meeting, and without conditioning the vesting upon the consummation of the merger, South Tulsa’s Board of Directors elected to immediately vest these remaining options which are held by two employees of Bank South, one of which is M. Paige Miller, an executive officer of South Tulsa. At that time, the vesting of 333 stock options previously awarded to Ms. Miller was accelerated. Based upon the merger consideration to be paid under the Agreement and Plan of Merger, the estimated value of these 333 options, the vesting of which was accelerated by the Board, is $61,785.

Indemnification

The bylaws for South Tulsa provide for the indemnification of each officer and employee, of South Tulsa against any liabilities and expenses related to his or her capacity as a director, officer or employee of South Tulsa, subject to certain exceptions.

The Agreement and Plan of Merger provides that Commerce will indemnify the present directors, officers, employees and agents of South Tulsa and the Bank following the Effective Time against all damages in connection with any action arising out of actions or omissions occurring prior to the Effective Time to the fullest extent permitted under Missouri law. The Agreement and Plan of Merger further provides that CBI-Kansas will cause all persons covered under South Tulsa’s directors’ and officers’ liability insurance at the Effective Time to be covered for a period of at least three years following the Effective Time by CBI-Kansas’ directors’ and officers’ liability policy, or any equivalent substitute for that policy.

DIFFERENCES IN RIGHTS OF SHAREHOLDERS

General

South Tulsa is incorporated in the State of Oklahoma, while Commerce is incorporated in the State of Missouri. As a result of the merger, South Tulsa shareholders, whose rights are currently governed by the South Tulsa Certificate of Incorporation, as amended (the “South Tulsa Certificate of Incorporation”), Amended and Restated Bylaws (the “South Tulsa Bylaws”) and the OGCA, will, upon consummation of the merger, become Commerce shareholders. Following the merger, their rights will be governed by Missouri law (rather than Oklahoma law), and will also be governed by the Commerce Articles of Incorporation, as amended (the “Commerce Articles of Incorporation”) and Bylaws, as amended (the “Commerce Bylaws”). The material differences between the rights of South Tulsa’s shareholders and Commerce’s shareholders result from differences in the governing state law and the companies’ governing corporate documents.

The following summary is not intended to be an exhaustive description of the provisions discussed. It is qualified in its entirety by reference to the OGCA, the General and Business Corporation Law of Missouri (the “MGBCL”), the South Tulsa Certificate of Incorporation, the South Tulsa Bylaws, the Commerce Articles of Incorporation and Commerce Bylaws.

Authorized Capital Stock

South Tulsa is authorized under the South Tulsa Certificate of Incorporation to issue 100,000 shares of common stock, $1.00 par value per share.

Commerce is authorized under the Commerce Articles of Incorporation to issue 102,000,000 shares of capital stock, consisting of 100,000,000 common shares, $5.00 par value per share, and 2,000,000 preferred shares, $1.00 par value per share.

Dividends and Liquidation Preference

Pursuant to the OGCA and the Commerce Articles of Incorporation, holders of shares of South Tulsa common stock and Commerce common stock are entitled to dividends when and if declared by the Board of Directors of their respective corporations; upon liquidation, such holders are entitled to share pro rata in the assets of their respective corporations remaining after payments to creditors and any preferred shareholders.

Preemptive Rights

Under the OGCA, no shareholder of a corporation shall have any preemptive right to acquire additional shares of the corporation unless, and to the extent that, such right is expressly granted in the certificate of incorporation. The South Tulsa Certificate of Incorporation does not include any provision regarding preemptive rights.

Under the MGBCL, the preemptive right of a shareholder to acquire additional shares of a corporation may be limited or denied to the extent provided in the articles of incorporation. The Commerce Articles of Incorporation provide that no holder of any of the shares of any class of stock shall have any preemptive rights.

Number of Directors

Under the OGCA, a corporation shall have a board of directors consisting of one or more members (who need not be shareholders unless required under the certificate or incorporation or bylaws), the number of which is to be fixed by the certificate of incorporation or bylaws. The South Tulsa Bylaws provide that the South Tulsa Board of Directors shall have not less than 5 nor more than 25 directors consisting of shareholders of South Tulsa or shareholders of any holding company of South Tulsa, the exact number of which is to be fixed by resolution of a majority of the South Tulsa Board of Directors or shareholders at any meeting thereof. Currently the South Tulsa Board of Directors consists of six directors.

Under the MGBCL, a corporation shall have a board of directors consisting of one or more members, the number of which shall be specified in the corporation’s articles of incorporation or bylaws. Under the Commerce

Bylaws, the Commerce Board of Directors consists of 12 directors; however, the Commerce Board of Directors has the authority to increase or decrease the number of directors, provide that the number of directors shall not fall below three. Currently, the Commerce Board of Directors consists of 12 directors.

Classification of Directors and Term

The OGCA permits classification of an Oklahoma corporation’s board of directors into one, two or three classes, if the corporation’s certificate of incorporation or bylaws so provide. Neither the South Tulsa Certificate of Incorporation nor the South Tulsa Bylaws provide for more than one class of directors. OGCA and the South Tulsa Bylaws provide that a shareholders’ meeting shall be held each year to elect directors.

The MGBCL permits classification of a Missouri corporation’s board of directors, with as equal of number in each class as possible, if the corporation’s articles of incorporation or bylaws so provide. The Commerce Articles of Incorporation and Commerce Bylaws provide for a staggered board of directors comprised of three classes as equal in size as possible. The MGBCL permits a corporation to elect each director to a term of between one and three years. The Commerce Articles of Incorporation and the Commerce Bylaws provide that directors are elected to a three year term.

Removal of Directors

The OGCA provides that one or more directors of a corporation may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors, except in certain circumstances, including for corporations having cumulative voting, that no director may be removed without cause if the votes casts against such director’s removal would be sufficient to elect that director if cumulatively voted at an election of the entire South Tulsa Board of Directors. Neither the South Tulsa Certificate of Incorporation nor the South Tulsa Bylaws provide any provision regarding the removal of directors.

The MGBCL provides that, unless the articles of incorporation or bylaws provide otherwise, one or more directors of a corporation may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. The MGBCL also provides that any director may be removed for cause by action of a majority of the entire board of directors if the director, at the time of removal, fails to meet the qualifications stated in the articles of incorporation or bylaws for election as a director or is in breach of any agreement between such director and the corporation relating to such director’s services as a director or employee of the corporation. The Commerce Articles of Incorporation provide that the entire Commerce Board of Directors may be removed only by a vote of 80% of the holders of the shares then entitled to vote generally in the election of directors, voting together as one class.

Director Vacancies

The OGCA and the MGBCL each provide that, unless otherwise provided in the corporation’s certificate or articles of incorporation or bylaws, the board of directors can fill vacancies by a majority vote until the next election of directors by shareholders at regular or special meeting. The South Tulsa Bylaws provide that any vacancy shall be filled by a vote of a majority of the remaining South Tulsa Board of Directors, at any regular meeting or at a special meeting called for that purpose, or by a majority of the shareholders, at a special meeting called for that purpose. The Commerce Bylaws provide that any vacancy or newly created directorship shall be filled by a vote of the majority of the Commerce Board of Directors.

Special Meetings of Directors

The South Tulsa Bylaws provide that special meetings of the South Tulsa Board of Directors may be called by South Tulsa or at the request of three or more of the members of the South Tulsa Board of Directors.

The MGBCL provides that special meetings of the board of directors shall be held upon such notice as prescribed by the bylaws. The Commerce Bylaws provide that special meetings of the Commerce Board of Directors shall be called by the Secretary of Commerce at the written request of the Chairman, Vice-Chairman,

President or a majority of the Commerce Board of Directors and that such request shall state the purpose of the proposed special meeting.

Indemnification; Limitation of Liability

Under the OGCA and the MGBCL, a corporation may indemnify any person made or threatened to be made a party to any legal proceeding (under the OGCA, other than, and under the MGBCL, including, any suit by or in the name of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in any such capacity with respect to another enterprise, against expenses and other amounts reasonably incurred by him in connection with such legal proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The foregoing notwithstanding, no indemnification may be made in respect to any claim brought by or in the name of the corporation as to which such person is adjudged to be liable to the corporation unless and only to the extent that a proper court determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper. A corporation is required to indemnify its directors or officers, and also under the MGBCL, its employees or agents, to the extent that such persons have been successful in defending an action, suit or proceeding or any claim, issue or matter therein. These indemnification rights are not exclusive of any other rights to which the person seeking indemnification is entitled and do not limit a corporation’s right to provide further indemnification.

The South Tulsa Certificate of Incorporation and South Tulsa Bylaws provide rights of indemnification generally as set forth in the OGCA as described above, except that the right of indemnification in the South Tulsa Certificate of Incorporation is limited to directors. The Commerce Bylaws provide rights of indemnification generally as set forth in the MGBCL as described above, except that the right of indemnification is limited to directors and officers.

Insofar as indemnification of directors, officers or persons controlling Commerce for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the foregoing provisions, Commerce has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Shareholder Voting

Cumulative voting.  The OGCA provides for cumulative voting of directors if a corporation’s certificate of incorporation so states. The South Tulsa Certificate of Incorporation does not provide for cumulative voting; however, the South Tulsa Bylaws provide for cumulative voting at a special meeting of shareholders to fill vacancies of directors if the number of directors then in office is not sufficient to constitute a quorum.

The MGBCL provides for cumulative voting of directors; however, a corporation’s articles of incorporation may limit or eliminate cumulative voting rights. The Commerce Bylaws provide that there shall be no cumulative voting by shareholders for the election of directors.

Quorum.  The OGCA and the MGBCL each provide that, unless provided in the corporation’s certificate or articles of incorporation or bylaws, a majority of votes of shares entitled to vote on a matter shall constitute a quorum. Under the OGCA, a quorum must be at least 1/3, and under the MGBCL, a quorum must be at least a majority. The South Tulsa Bylaws and the Commerce Bylaws each state that a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy at a meeting of shareholders, constitutes a quorum at such meeting.

Majority voting.  The OGCA and the MGBCL each provide that the affirmative vote of a majority of the holders of the shares represented at a meeting where a quorum is present shall constitute the act of the shareholders, unless a greater number or percent is required by the corporation’s certificate or articles of incorporation, bylaws or by statute. The South Tulsa Bylaws and the Commerce Bylaws both contain provisions requiring majority voting on all matters except for those where otherwise specified in the company’s certificate or articles of incorporation, bylaws or by statute.

Special voting.  Special voting provisions apply in the case of a merger or change in control. See “— Shareholders’ Vote for Mergers” on page 40 and “— Anti-takeover Statutes” on page 41.

Special Meetings of Shareholders

Under the OGCA, a special meeting of shareholders may be called by the board of directors or by the person or persons that may be authorized in the certificate of incorporation or bylaws. The South Tulsa Bylaws provide that special meetings of shareholders may be called for any purpose at any time by the South Tulsa Board of Directors or by any three or more shareholders owning, in the aggregate, not less than 25% of the stock of South Tulsa. The South Tulsa Bylaws also provide that the shareholders (or the South Tulsa Board of Directors) may call a special meeting to amend the South Tulsa Certificate of Incorporation or the South Tulsa Bylaws, whether or not such bylaws may be amended by the South Tulsa Board of Directors in the absence of shareholder approval.

Under the MGBCL, a special meeting of shareholders may be called by the board of directors or by such other person or persons as may be authorized by the articles of incorporation or the bylaws. The Commerce Bylaws provide that special meetings of Commerce shareholders may be called only by the Chairman of the Commerce Board of Directors (or any Vice-Chairman or President in the Chairman’s absence) or by a majority of the Commerce Board of Directors.

Shareholder Inspection

Under the OGCA, any shareholder shall have the right to examine, in person or by agent, during the usual hours of business, the corporation’s stock ledger, list of shareholders and its other books and records (and the books and records of a subsidiary, to some extent), and to make copies and extracts therefrom, but only if for a proper purpose. In order to exercise this right, a shareholder must make written demand upon the corporation, under oath, stating the records sought to be examined and the purpose of the examination.

Under the MGBCL, any shareholder may at all proper times inspect the corporation’s amount of assets and liabilities, minutes, officer information, stock ledger, shareholder list and other books and records as may be regulated by the corporation’s bylaws. Missouri statutory law and Missouri case law, however, do not provide specific guidance as to whether a shareholder may appoint an agent for the purpose of examining books and records or the extent to which a shareholder must have a “proper purpose.”

Amendment of Articles of Incorporation

Under the OGCA, a corporation may amend its certificate of incorporation upon (i) a resolution of the board of directors (setting forth the proposed amendment, declaring its advisability and either calling a special meeting of shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of shareholders) and (ii) an affirmative vote of at least a majority of all of the outstanding shares entitled to vote on the amendment and a majority of the votes of the outstanding shares of each class entitled to voted as a class on the proposed amendment. The South Tulsa Bylaws provide that a special meeting may be called by the shareholders or the South Tulsa Board of Directors to amend the South Tulsa Certificate of Incorporation.

Under the MGBCL, a corporation may amend its articles of incorporation upon a resolution of the board of directors, proposing the amendment and its submission to the shareholders for their approval by the holders of a majority of the shares of common stock entitled to vote thereon. The Commerce Articles of Incorporation provide that provisions of the Commerce Articles of Incorporation dealing with the number, term, and removal of directors, and certain business combinations may not be repealed or amended without the affirmative vote of holders of at least 75% of the outstanding shares of voting stock. The Commerce shareholders may otherwise amend, alter, change or repeal any provision of the Commerce Articles of Incorporation as provided by the MGBCL.

Amendment of Bylaws

Under the OGCA, the bylaws of a corporation may be adopted, amended or repealed by the board of directors. The South Tulsa Certificate of Incorporation and South Tulsa Bylaws provide that the South Tulsa Board of Directors may adopt, amend or repeal the South Tulsa Bylaws by a vote of a majority of the board of directors. The

South Tulsa Bylaws further state that the shareholders may also amend or repeal the South Tulsa Bylaws. The South Tulsa Bylaws also allow the shareholders or the South Tulsa Board of Directors to call a special meeting to amend the South Tulsa Bylaws, whether or not such bylaws may be amended by the South Tulsa Board of Directors in the absence of shareholder approval.

Under the MGBCL, the bylaws of a corporation may be made, altered, amended or repealed by the shareholders, unless and to the extent that such power is vested in the board of directors by the articles of incorporation. The Commerce Articles of Incorporation and Commerce Bylaws authorize the Commerce Board of Directors to make, alter, amend or repeal the Commerce Bylaws, subject to the rights of shareholders at any regular or special meeting to alter or repeal bylaws made by the Commerce Board of Directors.

Notice of Shareholder Proposals; Nominations of Directors

The South Tulsa Bylaws provide that any shareholder who intends to nominate a director for election to the South Tulsa Board of Directors must deliver written notice of such nomination to the president of South Tulsa. Such notice must be delivered or mailed to the president not less than 14 nor more than 50 days prior to any meeting of shareholders called for the elections of directors. Such written notice must set forth (i) the name and address of each proposed nominee, (ii) the principal occupation of each proposed nominee, (iii) the total number of shares of capital stock of South Tulsa that will voted for each proposed nominee, (iv) the name and residence address of the notifying shareholder, and (v) the number of shares of capital stock of South Tulsa owned by the notifying shareholder.

The Commerce Bylaws provide that any shareholder who intends to bring a matter before the annual meeting of shareholders must deliver written notice of such shareholder’s intent to the Secretary of Commerce. Such notice must be received by the Secretary not less than 60 days nor more than 90 days in advance of such meeting. Such written notice must set forth (i) a brief description of the business to be brought before the meeting and the reasons for it, (ii) the name and address of the shareholder, (iii) the class or series and number of shares of capital stock of Commerce which are beneficially owned by the shareholder, (iv) any arrangement between such shareholder and any other person in connection with the proposal and any material interest of the shareholder in the proposed business described in the notice, and (v) a representation that such shareholder will appear in person or by proxy at the annual meeting. Such written notice with respect to nominations for the election of directors shall set forth (i) the name, age, business address and residential address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class or series and number of shares of capital stock of Commerce which are beneficially owned by the nominee, and (iv) any other information about the nominee that is required by Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors.

Shareholders’ Vote for Mergers

Under the OGCA, an Oklahoma corporation must obtain the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon to approve a merger or consolidation. Under the MGBCL, a Missouri corporation must obtain the affirmative vote of the holders of 2/3 of the outstanding shares of the corporation entitled to vote thereon to approve a merger or consolidation.

Neither the OGCA nor the MGBCL require a vote of a corporation’s shareholders if such corporation is merged with and into a parent corporation that owns 90% or more of such corporation’s stock.

Dissenters’ Rights

Dissenters’ rights, also known as appraisal rights, are rights afforded to shareholders who dissent from specific transactions.

The OGCA and the MGBCL each provide dissenters’ rights to shareholders entitled to vote in mergers and consolidations. The dissenting shareholders, if they comply with the procedural requirements of the respective statutes, are entitled to elect not to participate in the subject transaction and to receive instead the fair value of their shares in cash.

Anti-takeover Statutes

The OGCA and the MGBCL each have statutes known as a “business combination statute.” These statutes restrict certain “business combinations” between a corporation in that state and an “interested shareholder.” For this purpose, a “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested shareholder. Under the OGCA, an “interested shareholder” means any person who owns or controls 15% or more of the outstanding shares of the corporation’s voting stock. Under the MGBCL, an “interested shareholder” means any person who owns or controls twenty percent (20%) or more of the outstanding shares of the corporation’s voting stock.

Under the OGCA, a corporation may not engage in a business combination with an interested shareholder for a period of three years following the time that the shareholder became an “interested shareholder” unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced (excluding voting shares owned by directors and officers and employee stock plans for purposes of determining the outstanding voting shares, but not the outstanding voting shares owned by the interested shareholder); or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at a shareholder meeting by the affirmative vote of at least 2/3 of the outstanding voting stock not owned by the interested shareholder.

Under the MGBCL, a corporation may not engage in a business combination with an interested shareholder for a period of five (5) years following the time that the shareholder became an “interested shareholder” other than:

•	a business combination approved by the corporation’s board of directors prior to the date on which the interested shareholder became an interested shareholder;

•	a business combination approved by the holders of a majority of the outstanding voting stock not owned by the interested shareholder at a meeting called no earlier than 5 years after the date on which the interested shareholder became an interested shareholder; or

•	a business combination that satisfies certain fairness and procedural requirements.

Both the OGCA and the MGBCL provide that a corporation in that state may opt out of coverage by the business combination statute by including a provision to that effect in its governing corporate documents. Neither South Tulsa nor Commerce has done so.

Control Share Acquisition

The OGCA provides procedures for control share acquisitions; however, the statute does not apply to South Tulsa.

The MGBCL provides certain procedures for control share acquisitions to be followed unless the corporation’s articles of incorporation or bylaws provide that the statute does not apply. The Commerce Bylaws specifically provide that the provision in the MGBCL regarding control share acquisitions shall not apply to Commerce.

INFORMATION ABOUT SOUTH TULSA FINANCIAL CORPORATION

General

South Tulsa was incorporated in 1998 for the purpose of acquiring all of the outstanding capital stock of Bank South upon the issuance of a charter to Bank South’s predecessor bank, Bank South, National Association, by the Comptroller of the Currency. That charter was issued in July, 1998. South Tulsa is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and owns all of the capital stock of its subsidiary bank, Bank South. South Tulsa does not conduct any separate business operations other than its ownership of Bank South.

Bank Products and Services

Bank South is an Oklahoma state-chartered bank regulated and examined by the Oklahoma State Banking Department and the Federal Reserve. Originally, Bank South was organized as a national bank regulated by the Comptroller of the Currency. Following the issuance of its charter in July 1998, it operated under the name “Bank South, National Association” until May 2000, at which time it converted to a state-chartered institution operating under the name “Bank South.” References to Bank South in this Proxy Statement/Prospectus include, where applicable, its predecessor, Bank South, National Association.

Since it commenced business in July 1998, Bank South has conducted a general banking business embracing the customary functions of commercial banking, including commercial, industrial and consumer lending, safe deposit operations, and other services tailored to individual customer needs. It has specialized in serving the credit and deposit needs of professionals and executives, small to medium size businesses, and builders and developers. At September 30, 2006, Bank South had total assets of $124.2 million, total deposits of $100.7 million and total loans (net of allowance for loan losses of $849,000) of $106.4 million.

Bank South offers similar types of deposit accounts to those offered by other financial institutions. The categories of deposit accounts within the Bank’s portfolio include non-interest bearing demand deposits, interest bearing demand deposits, savings and money market deposits, time deposits of less than $100,000 and time deposits of $100,000 and more.

Core deposits continue to be the Bank’s most reliable and most important source of funds. Deposit products are offered to individuals, partnerships, corporations, public entities and not-for-profit organizations. Within each deposit category, customers have a variety of product options to choose from, each of which may have characteristics specifically suited to their needs. These product options may have variations in service fees, minimum balance requirements and interest rates. In the case of time deposits, Bank South offers a wide variety of products with varying maturity terms and rates. Bank South operates in a highly competitive market place for deposits and strives to price its deposit products accordingly. Bank South has no brokered deposits.

Market Served

Bank South’s primary geographic market area consists of the Tulsa metropolitan area which is comprised of Tulsa County and portions of Okmulgee County to the south, Creek County to the west and Wagoner and Rogers Counties to the east. It maintains its main office and one full-service branch location in Tulsa. Its main office is located at 6130 E. 81st Street in a facility which is owned by the Bank. Its full-service branch facility was opened in April 2001, to serve the Bank’s mid-town customers. It is located at 2054 Utica Square in the Utica Square Shopping Center.

South Tulsa believes that the area in which Bank South operates is experiencing growth in both commercial and residential populations. Its strategy has been to operate as a niche institution emphasizing relationship banking with professionals and executives, small to medium size businesses, and builders and developers located in its market areas. Its commitment is to provide a broad range of personalized products and services in order to meet the needs of its customers.

Competition

As of June 30, 2006, Bank South ranked 31st in total deposits within its market area, with .62% of the total deposits within the Tulsa metropolitan statistical area. Each activity in which Bank South is engaged involves competition with other banks, as well as with non-banking financial institutions and non-financial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Bank South competes with other financial institutions such as savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Most of these competitors have substantially greater resources and lending limits, and may offer certain services that Bank South does not currently provide. In addition, many of Bank South’s non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks.

Employees

As of December 31, 2006, Bank South had 24 full-time equivalent employees. South Tulsa does not have any separate employees and utilizes the employees of Bank South.

Legal Proceedings

South Tulsa is not currently involved in any litigation. From time to time, Bank South is involved in litigation as part of the normal conduct of its business. However, Bank South is not currently involved in any litigation that management believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of either South Tulsa or Bank South.

COMMERCE COMMON STOCK AND SOUTH TULSA COMMON STOCK
COMPARATIVE PER SHARE PRICES AND DIVIDENDS

Commerce

Shares of Commerce common stock are traded on The Nasdaq Stock Market. The following table sets forth the high and low sales prices Commerce common stock, and cash dividends paid thereon during the periods indicated:

	Commerce Common Stock
	High	Low	Dividend

2005
First Quarter	$45.35	$42.01		$.218
Second Quarter	46.20	41.85		.218
Third Quarter	49.63	44.97		.218
Fourth Quarter	51.08	45.30		.218
2006
First Quarter	$50.03	$48.80		$.233
Second Quarter	50.67	46.99		.233
Third Quarter	48.81	46.30		.233
Fourth Quarter	50.60	45.60		.233
2007
First Quarter (through March 1, 2007)	$50.77	$47.30	$	NA

The last sale price for Commerce common stock as reported by The Nasdaq Stock Market on March 1, 2007 (the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus), was $49.36.

South Tulsa

There is no established public trading market for South Tulsa common stock, and no market for South Tulsa common stock is expected to develop if the merger does not occur. As of March 1, 2007, there were 110 holders of record of South Tulsa common stock.

During the period commencing January 1, 2005 through March 1, 2007, South Tulsa is aware of only one transaction involving its common stock. That transaction occurred in April 2005, when a South Tulsa shareholder sold a total of 1,200 shares of South Tulsa common stock in two separate transactions at a sales price of $141.00 per share.

The shareholders of South Tulsa’s common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. However, South Tulsa has not paid any dividends to its shareholders since it was organized. There are no contractual restrictions that currently limit South Tulsa’s ability to pay dividends.

The Federal Reserve Board generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company’s financial position. The Federal Reserve Board’s policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so in the absence of such policy.

LEGAL OPINION

The legality of the Commerce common stock offered hereby will be passed upon by Blackwell Sanders Peper Martin LLP. Blackwell Sanders Peper Martin LLP will also render an opinion to Commerce and South Tulsa regarding the material U.S. federal income tax consequences of the merger.

EXPERTS

Independent Registered Public Accountant Firm for Commerce Bancshares, Inc.

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this Proxy Statement/Prospectus by reference from Commerce’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

If the merger is consummated, shareholders of South Tulsa will become shareholders of Commerce at the Effective Time. Proposals of Commerce shareholders pursuant to Rule 14a-8 for inclusion in the proxy statement for the annual meeting of Commerce’s shareholders to be held on April 18, 2007, must have been received by Commerce at its principal offices not later than November 13, 2006. For proposals other than those submitted pursuant to Rule 14a-8, Commerce’s Bylaws provide that shareholders must give timely written notice to the Secretary of Commerce of a nomination for director or before bringing any business before the annual meeting. Notice of nominations and shareholder proposals for the annual meeting to be held on April 18, 2007 must be received by the Secretary no later than February 17, 2007 nor before January 18, 2007. To be considered, the notice must contain the name and record address of the shareholder; the class or series and number of shares of capital stock of Commerce owned beneficially or of record by the shareholder; a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) or shareholder proposal is made; and a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person or bring the business proposal before the meeting. For shareholder proposals, the notice must also set forth a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and any material interest of such shareholder in such business. For nominations, the notice must also set forth as to each person the shareholder proposes to nominate for election as a director the name, age, business and residence address of the person; the principal occupation or employment of the person; the class or series and number of shares of capital stock of Commerce which are owned beneficially or of record by the person and any other information relating to the person nominated or the nominating shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities and Exchange Act of 1934. Such notice must also be accompanied by a written consent of each proposed nominee to be named a nominee and to serve as a director if elected.

WHERE YOU CAN FIND MORE INFORMATION

Commerce files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information that Commerce files at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Commerce’s SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The reports and other information filed by Commerce with the SEC are also available on Commerce’s internet website. The address of the site is http://www.commercebank.com. We have included the web addresses of the SEC, Commerce and South Tulsa as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

Commerce has filed a Registration Statement on Form S-4 with the SEC to register the Commerce common stock to be issued to South Tulsa’s shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Commerce in addition to being a proxy statement of South Tulsa for its special meeting. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION BY REFERENCE

The SEC allows Commerce to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that Commerce can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is deemed to be a part of this Proxy Statement/Prospectus, except for any information superseded by information in, or incorporated by reference in, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Commerce and its financial status.

Commerce SEC Filings (SEC File
No. 0-2989; CIK No. 0000022356)	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended December 31, 2006
Current Reports on Form 8-K	January 12, 2006, February 23, 2006, April 7, 2006, April 12, 2006 and April 14, 2006, July 12, 2006, September 1, 2006, October 18, 2006, December 6, 2006, January 16, 2007, February 6, 2007 and February 22, 2007 (other than the portions of those documents not deemed to be filed)
The description of Commerce common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Additional documents that Commerce may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the South Tulsa special meeting are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

Commerce has supplied all information contained or incorporated by reference in this document relating to Commerce and South Tulsa has supplied all information relating to South Tulsa.

We may have sent you some of the documents incorporated by reference, but you can obtain any of them through Commerce or the SEC. Documents incorporated by reference are available from Commerce without charge, but without exhibits unless Commerce has specifically incorporated by reference an exhibit in this Proxy Statement/Prospectus. South Tulsa shareholders may obtain documents incorporated by reference in this Proxy Statement/Prospectus by requesting them in writing or by telephone from Commerce at the following address:

Commerce Bancshares, Inc.
1000 Walnut, Suite 700
Kansas City, Missouri 64141
Attention: Corporate Finance
Telephone Number: (816) 234-2000

In order to ensure timely delivery of the documents, any request should be made by March 21, 2007.

You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meeting. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated March 2, 2007, and you should not assume that the information contained in the Proxy Statement/Prospectus is accurate as of any other date. Neither the mailing of this Proxy Statement/Prospectus to South Tulsa shareholders nor the issuance of Commerce common stock in connection with the merger shall create any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
among
COMMERCE BANCSHARES, INC.,
SOUTH TULSA FINANCIAL CORPORATION
and
CBI-KANSAS, INC.
Dated December 4, 2006

A-i

A-ii

A-iii

List of Schedules:
Schedule 3.1(a)
Schedule 3.1(b)(iii)
Schedule 3.1(c)(ii)
Schedule 3.1(g)
Schedule 3.1(h)
Schedule 3.1(i)
Schedule 3.1(j)
Schedule 3.1(k)
Schedule 3.1(l)
Schedule 3.1(m)
Schedule 3.1(n)
Schedule 3.1(o)
Schedule 3.1(p)
Schedule 3.1(q)
Schedule 3.1(s)
Schedule 3.1(u)
Schedule 3.1(w)
Schedule 4.1
Schedule 6.2(o)

A-iv

INDEX OF DEFINED TERMS

Term	Page	Section

Acquisition Proposal	32	5.3
Affiliate	6	3.1(a)(vi)
Agreement	1	Intro Paragraph
ASTM	18	3.1(p)(3)
Bank	3	1.6
Bank Common Stock	7	3.1(b)(ii)
Bank Merger	3	1.6
Bank Regulators	10	3.1(f)
BHC Act	5	3.1(a)
Business Day	1	1.2
Closing	1	1.2
Closing Date	1	1.2
Code	14	3.1(j)
Collars	3	2.2
Commerce	1	Intro Paragraph
Commerce Common Stock	3	2.2
Commerce Stock Price	3	2.2
Company	1	Intro Paragraph
Company Common Stock	3	2.2
Company Consolidated Financial Statements	9	3.1(d)
Company Disclosure Schedule	7	3.1(b)(iii)
Company Dissenting Shares	4	2.6
Company Intellectual Property	20	3.1(s)
Company Interim Financial Statements	9	3.1(d)
Company Options	7	3.1(b)(i)
Company Per Share Value	3	2.2
Company Permits	10	3.1(f)
Company Shareholder Approval	8	3.1(c)
Company Shareholders’ Meeting	10	3.1(e)
Company Stock Option Plan	7	3.1(b)(i)
Confidentiality Agreement	29	4.2(a)
Consents	35	6.1(b)
Doubtful	20	3.1(u)(i)
DPC Shares	8	3.1(b)(v)
Effective Time	1	1.1
Employee Plans	13	3.1(j)
Employees	13	3.1(j)
Environmental Audit	18	3.1(p)(3)
Environmental Law	19	3.1(p)(4)
Environmental Liability	18	3.1(p)(3)
ERISA	13	3.1(j)
Exchange Agent	4	2.5
FDIC	5	3.1(a)

A-v

Term	Page	Section

Federal Reserve	9	3.1(c)(iii)
GAAP	10	3.1(d)
Governmental Entity	9	3.1(c)(iii)
Hazardous Substances	19	3.1(p)(4)
Indemnified Party	34	5.11(a)
Injunction	35	6.1(c)
KGCC	1	1.1
knowledge	6	3.1(a)(v)
Litigation	11	3.1(g)
Loss	20	3.1(u)(i)
material	6	3.1(a)(ii)
Material Adverse Effect	6	3.1(a)(iii)
Maximum Premium Amount	34	5.11(b)
Merger	1	Recitals
New Credit	28	4.1(s)
OAEM	28	4.1(s)
OGCA	1	1.1
OREO	21	3.1(u)(i)
Other Loans Especially Mentioned	20	3.1(u)(i)
person	7	3.1(a)(vii)
Preferred Stock	23	3.2(c)
Properties	18	3.1(p)(3)
Proxy Statement	30	5.1(a)
Real Property	19	3.1(p)(4)
Registration Statement	30	5.1(a)
Requested Adjustments	35	5.12
Requisite Regulatory Approvals	35	6.1(b)
SEC	9	3.1(c)(iii)
SEC Fees	33	5.7
Securities Act	10	3.1(e)
SFAS No. 5	6	3.1(a)(iii)
Significant Subsidiary	33	5.3
Stock Per Share Amount	3	2.2
Sub	1	Intro Paragraph
Subsidiary	6	3.1(a)(i)
Substandard	20	3.1(u)(i)
Superior Proposal	32	5.3
Surviving Corporation	2	1.3(c)
Tax or Taxes	11	3.1(h)
Tax Returns	11	3.1(h)
Termination Fee	41	7.5(a)
to the best knowledge of	6	3.1(a)(v)
Transaction Agreements	6	3.1(a)(iv)
Voting Agreements	7	3.1(b)(iii)

A-vi

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 4, 2006 among COMMERCE BANCSHARES, INC., a Missouri corporation (“Commerce”), CBI-KANSAS, INC., a Kansas corporation (“Sub”) and SOUTH TULSA FINANCIAL CORPORATION, an Oklahoma corporation (“Company”).

WHEREAS, the Executive Committee of the Board of Directors of Commerce and the Board of Directors of Sub have approved this Agreement, declared it advisable and deem it advisable and in the best interests of their respective shareholders to consummate the transactions provided for herein in which, inter alia, Commerce and Company become affiliated through the merger of Company with and into Sub (the “Merger”);

WHEREAS, the Board of Directors of Company has approved this Agreement and declared it advisable and deems it advisable and in the best interests of the shareholders of Company to consummate the Merger;

WHEREAS, the Boards of Directors of Commerce, Sub and Company have each determined that the Merger and the other transactions contemplated by this Agreement are consistent with, and will contribute to the furtherance of, their respective business strategies and goals.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1  Effective Time of the Merger.  Subject to the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined), the proper officers of Company and Sub shall execute and acknowledge the appropriate certificates of merger that shall be filed with the Kansas Secretary of State and the Oklahoma Secretary of State on the first Business Day following the Closing Date, all in accordance with the Kansas General Corporation Code (“KGCC”) and the Oklahoma General Corporation Act (“OGCA”), respectively. The Merger shall become effective on the first day of the first calendar month following the Closing Date (the “Effective Time”).

1.2  Closing.  The closing of the Merger (the “Closing”) will take place at 10 a.m., Kansas City time, on a day occurring not less than two (2) and not more than four (4) Business Days before the Effective Time and not later than thirty (30) days after the date on which the last of any condition precedent contained herein is waived or fulfilled, as specified in a notice delivered by Commerce to Company not less than three (3) Business Days prior to such Closing Date or on such other date as Company, Commerce and Sub shall mutually agree (the “Closing Date”). The Closing shall be held at the offices of Commerce Bank, N.A., 1000 Walnut, Kansas City, Missouri or at such other location as is agreed to in writing by the parties hereto. As used in this Agreement, “Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in Missouri.

1.3  Effects of the Merger.

(a) At the Effective Time (i) Company shall be merged with and into Sub and the separate corporate existence of Company shall cease, (ii) the Articles of Incorporation of Sub as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, (iii) the By-laws of Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, (iv) the directors of Sub at the Effective Time shall be the directors of the Surviving Corporation and (v) the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) Subject to Oklahoma law, at the Effective Time, (i) Sub shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of Company and all obligations belonging to or due each of Company and Sub shall be vested in Sub without further act or deed; (ii) title to any real estate or any interest therein vested in Company shall not revert or in any way be impaired by reason of the Merger; (iii) all rights of creditors and all liens on any property of Company shall be preserved unimpaired; (iv) Sub shall be liable for all the obligations of

Company, and any claim existing, or action or proceeding pending, by or against either of Company or Sub, may be prosecuted to judgment with the right of appeal, as if the Merger had not taken place.

(c) As used in this Agreement, “Surviving Corporation” shall mean Sub, at and after the Effective Time, as the surviving corporation in the Merger.

(d) At and after the Effective Time, the Merger will have the effects set forth in the OGCA and the KGCC.

1.4  Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that neither Sub nor Company by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party.

1.5  Further Assurances.  If at any time after the Effective Time, Sub shall consider it advisable that any further conveyances, agreements, documents, instruments or assurances of law or any other actions or things are necessary or desirable to vest, perfect, confirm, or record in Sub the title to any property, rights, privileges, powers, or franchises of Company, the Board of Directors and officers of Sub shall, and will be authorized to, execute and deliver in the name and on behalf of Company or otherwise, any and all proper conveyances, agreements, documents, instruments, and assurances of law and do all things necessary or proper to vest, perfect, or confirm title to such property, rights, privileges, powers and franchises in Sub, and otherwise to carry out the provisions of this Agreement.

1.6  The Bank Merger.  The parties understand and agree that it is the intention of Commerce and Sub, simultaneously with the Merger, to merge Company’s Subsidiary, Bank South (“Bank”) with Commerce Bank, N.A., a wholly owned subsidiary of Sub (the “Bank Merger”). Company agrees to cooperate with Commerce and Sub and take all reasonable steps in order to effectuate the Bank Merger. All out of pocket expenses incurred by Company and Bank in consummating the Bank Merger, shall be paid by Sub.

1.7  Tax Consequences.  It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and that this Agreement shall constitute a “plan of reorganization” for the purposes of Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF COMPANY AND
SUB; EXCHANGE OF CERTIFICATES

2.1  Effect of Merger on Sub Stock.  At the Effective Time of the Merger, each share of common stock, $1.00 par value per share, of Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding at the Effective Time and shall be unaffected by the Merger.

2.2  Conversion of Company Shares in the Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof each outstanding share of common stock, $1.00 par value per share, of the Company (“Company Common Stock”) (but excepting Company Dissenting Shares) shall be converted as follows: each such share of Company Common Stock held by each shareholder of Company at the Effective Time shall be converted into such number of shares of common stock, $5.00 par value per share, of Commerce (“Commerce Common Stock”) as shall be equal to the quotient of $340.54 (the “Company Per Share Value”) divided by the Commerce Stock Price (as defined below and rounded to four decimal places) if the Commerce Stock Price is greater than or equal to $45.30 and less than or equal to $50.06; that number of shares of Commerce Common Stock equal to the Company Per Share Value divided by $45.30 if the Commerce Stock Price is less than $45.30; and that number of shares of Commerce Common Stock equal to the Company Per Share Value divided by $50.06 if the Commerce Stock Price is greater than $50.06 (such amount of stock as so determined being herein referred to as the “Stock Per Share Amount”). The figures of $45.30 and $50.06 referred to above are the “Collars.”

“Commerce Stock Price” of Commerce Common Stock shall be the average of the daily closing price per share of Commerce Common Stock on The Nasdaq Stock Market, Inc. National Market System (as reported in The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Commerce) for the ten (10) consecutive trading days ending on and including the fifth trading day prior to the Closing Date. The Collars shall be equitably adjusted to account for any intervening stock splits, stock dividends, combinations or exchanges pertaining to or affecting the Commerce Stock occurring after the date hereof, which stock split, stock dividend, combination or exchange has a record date (or, if no record date has been established, is effective) prior to the Effective Time.

2.3  No Further Ownership Rights in Company Common Stock.  All shares of Commerce Common Stock issued upon conversion of shares of Company Common Stock in accordance with the terms hereof shall be deemed to represent all rights pertaining to such shares of Company Common Stock, and, after the Effective Time, there shall be no further registration of transfers on the stock transfer books of Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing shares of Company Common Stock are presented to Commerce for any reason, they shall be canceled and, if applicable, exchanged as provided in this ARTICLE II.

2.4  Fractional Shares.  Notwithstanding any other provision hereof, no fractional shares of Commerce Common Stock and no certificates or script therefor or other evidence of ownership thereof shall be issued to holders of shares of Company Common Stock. In lieu thereof, each such holder entitled to a fraction of a share of Commerce Common Stock (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) shall receive from the Exchange Agent (as defined below), at the time of surrender of the certificates representing such holder’s Company Common Stock, an amount in cash equal to the product of such fraction and the Commerce Stock Price. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share. Commerce, on behalf of Sub, shall make available to the Exchange Agent, as required from time to time, any cash necessary for this purpose.

2.5  Surrender of Shares of Company Common Stock.  Prior to the Effective Time, Commerce and Sub shall appoint Commerce Bank, N.A. or its successor, as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Commerce Common Stock which are to be issued pursuant to Section 2.2. Commerce, on behalf of Sub, shall make available to Exchange Agent, at and after the Effective Time such number of shares of Commerce Common Stock as shall be issuable to the holders of Company Common Stock in accordance with Section 2.2 hereof. As soon as practicable after the Closing Date, Commerce on behalf of Exchange Agent shall mail to each holder of record of a certificate that immediately prior to the Closing Date represented outstanding shares of Company Common Stock (i) a form letter of transmittal and (ii) instructions for effecting the surrender of certificates of Company Common Stock for exchange into certificates of Commerce Common Stock.

2.6  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders that have not voted such shares in favor of the Merger and have delivered a written demand for the payment of such shares in the manner provided in the laws of the State of Oklahoma (such shares, the “Company Dissenting Shares”) shall not be converted into or represent the right to receive Commerce Common Stock as provided in Section 2.2 and the holders thereof shall only be entitled to such rights as are granted by Section 1091 of the OGCA. Each holder of Company Dissenting Shares that becomes entitled to payment for such shares pursuant to Section 1091 of the OGCA shall receive payment therefor from the Surviving Corporation in accordance with the OGCA; provided, however, that if any such holder of Company Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, such holder’s or holders’ (as the case may be) shares of Company Common Stock shall thereupon be deemed to have been converted, as of the Effective Time, into and represent the right to receive from the Surviving Corporation the shares of Commerce Common Stock and cash as provided in Sections 2.2 and 2.4 hereof. The Company shall give Commerce prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, and Commerce shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Commerce, make any payment with respect to, or settle or offer to settle, any such demands.

2.7  Shareholder Approval.  Company agrees to submit this Agreement and the transactions contemplated hereby to its shareholders for approval to the extent required and as provided by law and the Certificate of Incorporation and By-laws of Company and in accordance with Section 5.2 hereof. A shareholders’ meeting of the Company shall be held and Company shall use its reasonable best efforts to take all steps as shall be required for said meeting to be held as soon as reasonably practicable after the effective date of the Registration Statement (as defined in Section 5.1(a) hereof). Company and its Board of Directors shall recommend, subject to the exercise of their fiduciary responsibilities, that the shareholders of the Company approve this Agreement and the transactions contemplated hereby and shall use their reasonable best efforts to secure such approval.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties of Company.  Company hereby represents and warrants to Commerce and Sub as follows:

(a) Organization, Standing and Power.  Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Company has one bank subsidiary, Bank South (“Bank”); Bank is a wholly owned Subsidiary of Company and is a bank organized under the laws of the State of Oklahoma. The deposit accounts of Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. Company and each Subsidiary, as defined below, is a bank or corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a Material Adverse Effect on Company. The Certificate of Incorporation and By-laws of each of Company, and each Subsidiary of Company, copies of which are attached to Schedule 3.1(a), are true, complete and correct. The minute books of Company and its Subsidiaries which have been made available to Commerce contain, in all material respects, a complete (except for certain portions thereof relating to the Merger and the transactions contemplated hereby) and accurate record of all meetings of the respective Boards of Directors (and committees thereof) and shareholders.

As used in this Agreement,

(i) the term “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (x) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership), or (y) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries,

(ii) any reference to any event, change or effect being “material” with respect to any entity means an event, change or effect which is material in relation to the condition (financial or otherwise), properties, assets, liabilities, businesses, results of operations or prospects of such entity and its Subsidiaries taken as a whole,

(iii) the term “Material Adverse Effect” means, with respect to any entity, a material adverse effect (whether or not required to be accrued or disclosed under Statement of Financial Accounting Standards No. 5) (A) on the condition (financial or otherwise), properties, assets, liabilities, businesses or results of operations of such entity and its Subsidiaries taken as a whole (but does not include any such effect resulting from or attributable to any action or omission by Company, Commerce, Sub or any Subsidiary of any of them required to be taken under this Agreement or taken with the prior written consent of the other parties hereto, in contemplation of the transactions contemplated hereby), or (B) on the ability of such entity to perform its obligations under the Transaction Agreements (as defined below) on a timely basis; provided, that in determining whether a Material Adverse Effect has occurred, there shall be excluded the effect of: (i) general economic, regulatory or political conditions (including the outbreak or continuation of war, armed conflict or other hostilities), (ii) changes in interest rates and foreign currency exchange rates, (iii) circumstances that affect the industries in which the Company operates generally, (iv) changes in law, in GAAP or in any interpretation thereof, (v) the announcement or pendency of the transactions provided for in this Agreement, (vi) the disclosure of the fact that Commerce or Sub is the prospective acquirer of Company or (vii) any expenses incurred in connection with this Agreement or the transactions contemplated hereby.

(iv) the term “Transaction Agreements” shall mean this Agreement and the Certificate of Merger to be filed pursuant to the KGCC and the OGCA,

(v) the term “knowledge” or “to the best knowledge of” a party hereto means the actual knowledge of a director or executive officer or senior management of a party after reasonable inquiry under all the circumstances,

(vi) the term “Affiliate” means, as to any person, a person which controls, is controlled by or is under common control with such person, and (vii) the term “person” shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(b) Capital Structure; Ownership of Company Common Stock.

(i) The authorized capital stock of Company consists of 100,000 shares of Company Common Stock, par value $1.00 per share, of which as of the date hereof, 72,189 shares of Company Common Stock were outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and not subject to preemptive rights. As of the Closing Date, all outstanding shares of Company Common Stock will be duly authorized and validly issued and will be fully paid and non-assessable and not subject to preemptive rights. In addition to those shares of Company Common Stock currently outstanding, the Company has issued (i) options to purchase 4,000 shares of Company Common Stock having an exercise price of $108.00 per share and (ii) options to purchase 3,970 shares of Company Common Stock having an exercise price of $155.00 per share (collectively, the “Company Options” ) pursuant to that certain South Tulsa Financial Corporation Stock Option Plan (the “Company Stock Option Plan”) . All shares of the Company Common Stock subject to the Company Options shall, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized and validly issued and will be fully paid, non-assessable and not subject to preemptive rights, and will not be issued in violation of any preemptive rights.

(ii) The authorized capital stock of Bank consists of 50,000 shares of common stock, $25.00 par value per share, of which 40,000 shares are outstanding (the “Bank Common Stock”). All outstanding shares of Bank Common Stock have been duly authorized and validly issued and are fully paid and, except as provided by Section 220 of the Oklahoma Banking Code, non-assessable and not subject to preemptive rights. The Company owns all of the issued and outstanding shares of its Subsidiaries free and clear of all liens, encumbrances, equities or claims.

(iii) Except for this Agreement, the Company Options and any arrangements or agreements described in Section 3.1(b)(iii) of the disclosure schedule of Company delivered to Commerce and Sub on the date hereof (the “Company Disclosure Schedule”), (A) there are no outstanding options, warrants, calls, rights, commitments or agreements of any character to which Company or any of its Subsidiaries or Affiliates (as defined herein) is a party or by which any of the foregoing are bound obligating Company or any of its Subsidiaries, including Bank, or Affiliates to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries or Affiliates to grant, extend or enter into any such option, warrant, call, right, commitment or agreement, (B) there are no outstanding contractual obligations of Company or any of its Subsidiaries or Affiliates to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries and (C) there are no outstanding securities of any kind convertible into or exchangeable for the capital stock of Company or any of its Subsidiaries (or any interest therein). Except for voting agreements entered into by certain stockholders of the Company (the “Voting Agreements”) in conjunction with the parties entering into this Agreement and as set forth in Section 3.1(b)(iii) of the Company Disclosure Schedule, there is no agreement of any kind to which Company or Bank is a party that gives any person any right to participate in the equity, value or income of, or to vote (x) in the election of directors or officers of, or (y) otherwise with respect to the affairs of, Company or any of its Subsidiaries.

(iv) Neither Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of capital stock of Commerce or Sub, securities of Commerce or Sub convertible into, or exchangeable for, such shares, or options, warrants or other rights to acquire such shares (regardless of whether such securities, options, warrants or other rights are then exercisable or convertible), nor is Company or any of such Subsidiaries a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of capital stock of Commerce or Sub or any such other securities, options, warrants or other rights.

(v) No shares of Company Common Stock are held directly or indirectly by Company or its Subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary or nominee and no shares of Company Common Stock are held by Company or its Subsidiaries in respect of a debt previously contracted.

(c) Authority; No Violation.  Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and, to the extent execution by the Company is required, the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, other than the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by Company, and (assuming due authorization, execution and delivery by Commerce and Sub) constitutes the valid and binding obligations of Company, enforceable against Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(i) The Company Shareholder Approval is the only vote of any class or series of Company capital stock necessary to approve this Agreement and the consummation of the transactions contemplated hereby. Subject to Section 5.2, the Board of Directors of Company will direct that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a meeting of such shareholders. Subject to Section 5.2, the Board of Directors of Company will recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby and, if and to the extent applicable, will exempt the transaction from any applicable state takeover statutes.

(ii) Except as set forth in Section 3.1(c)(ii) of the Company Disclosure Schedule, subject to approval by the appropriate regulatory agencies, the execution, delivery and performance of this Agreement and the other Transaction Agreements by Company do not, and the consummation of the transactions contemplated hereby will not, constitute (x) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or any of its Subsidiaries or to which Company or any of its Subsidiaries (or any of their respective properties) is subject, except where any such breach, violation or default would not have a Material Adverse Effect (y) a breach or violation of, or a default under, the certificate of incorporation, charter or bylaws of Company or any Subsidiary of Company, or (z) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Company under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Company is a party, or to which any of its respective properties or assets may be bound or affected except where any such breach, violation or default would not have a Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required by or with respect to Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Agreements or the consummation by Company of the transactions contemplated hereby or thereby, which, if not made or obtained, would have a Material Adverse Effect on Company or on the ability of Company to perform its obligations hereunder or thereunder on a timely basis, or on Commerce’s or Sub’s ability to own, possess or exercise the rights of an owner with respect to the business and assets of Company and its Subsidiaries, except for (A) the filing of applications and notices with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) under the BHC Act and approval of same, (B) the filing by Commerce with the Securities and Exchange Commission (the “SEC”) of a Registration Statement (as defined in Section 5.1(a) hereof)) to register the Commerce Common Stock to be issued, (C) such applications, filings, authorizations, orders and approvals as may be required by the FDIC, the Missouri Division of Finance and the Oklahoma State Banking Department, (D) the filing with the Secretary of State of Kansas of the Certificate of Merger and (E) the filing with the Secretary of State of Oklahoma of the Certificate of Merger.

(d) Financial Statements.  Company has previously delivered to Commerce and Sub copies of (a) the consolidated financial statements of Company and its Subsidiaries, as of December 31, 2005, consisting of consolidated balance sheets as of December 31, 2004 and 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004 and 2005, inclusive, in each case accompanied by the report of BKD, LLP independent auditors with respect to Company (the consolidated financial statements of Company and its Subsidiaries referred to in this clause being hereinafter sometimes referred to as the “Company Consolidated Financial Statements”) and (b) the unaudited consolidating financial statements of Company and its Subsidiaries as of September 30, 2006, consisting of an unaudited consolidating balance sheet dated September 30, 2006 and an unaudited consolidating statement of income for the nine-month period ended September 30, 2006 (the unaudited consolidating financial statements of Company and its Subsidiaries referred to in this clause being sometimes hereinafter referred to as the “Company Interim Financial Statements”). Each of the financial statements referred to in this Section 3.1(d) (including the related notes, where applicable) fairly present (subject, in the cases of the Company Interim Financial Statements, to normal recurring and year-end audit adjustments, none of which are expected to be material in nature or amount and the fact that the Company Interim Financial Statements do not contain footnotes), the results of the consolidated operations and changes in shareholders’ equity and consolidated financial condition of Company and its Subsidiaries as of the dates and for the respective periods therein set forth. Each of such statements (including the related notes, where applicable) has been prepared, in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except in each case as indicated in such statements (including the Independent Accountants’ Report in the case of the Company Consolidated Financial Statements) or in the notes thereto; provided, that the Company Interim Financial Statements omit all footnote disclosures required by GAAP. The books and records of Company and its Subsidiaries have been, and are being, maintained where required in material compliance with GAAP and any other applicable legal and accounting requirements and, where such books and records purport to reflect any transactions, the transactions so reflected are actual transactions. Company has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with GAAP whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Company as of December 31, 2005, or incurred since December 31, 2005, in the ordinary course of business.

(e) Company Information Supplied.  None of the information supplied or to be supplied by Company for inclusion in the (i) Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act of 1933, as amended, or any successor federal statute and the rules and regulations promulgated thereunder (the “Securities Act”), contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement (as defined in Section 5.1(a)) relating to the meeting of the shareholders of Company (the “Company Shareholders’ Meeting”) at which the Company Shareholder Approval will be sought will not, at the date of mailing to shareholders of Company and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information supplied by Commerce or Sub.

(f) Compliance with Applicable Laws.  Company and its Subsidiaries hold, and at all relevant times have held, all material permits, licenses, variances, exemptions, orders, approvals, franchises and rights of all Governmental Entities necessary for the lawful operation of the businesses of Company and its Subsidiaries (the “Company Permits”). Company and its Subsidiaries are in compliance and have complied with the terms of the Company

Permits, except where the failure so to comply, individually or in the aggregate, would not have a Material Adverse Effect on Company. The businesses of Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on Company. Except for routine examinations by Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (“Bank Regulators”), no investigation by any Governmental Entity with respect to Company or any of its Subsidiaries is pending or, to the knowledge of Company, threatened, and no proceedings by any Bank Regulator are pending or, to the knowledge of Company, threatened which seek to revoke or materially limit any of the Company Permits. Company and its Subsidiaries do not offer or sell insurance and/or securities products, including but not limited to annuity products, for their own account or the account of others.

(g) Litigation.  Except as set forth in Section 3.1(g) of the Company Disclosure Schedule, there is no suit, action, proceeding, arbitration or investigation (“Litigation”) pending to which Company or any Subsidiary of Company is a party or by which any of such persons or their respective assets may be bound or, to the knowledge of Company, threatened against or affecting Company or any Subsidiary of Company, or challenging the validity or propriety of the transactions contemplated hereby which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Company or on the ability of Company to perform its obligations under this Agreement in a timely manner, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any Subsidiary of Company.

(h) Taxes.  Except as set forth in Section 3.1(h) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has timely filed all Tax Returns (as defined below) required to be filed by them, and the Company and each of its Subsidiaries has timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. The liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) custom duties, imposts, charges, levies or other similar assessments of any kind, and (c) interest, penalties and additions to tax imposed with respect thereto, and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Except as set forth in Section 3.1(h) of the Company Disclosure Schedule, to the knowledge of the Company, but such knowledge qualification shall only apply to (i), (ii) and (iii), below: (i) there are no liens with respect to Taxes (other than current Taxes not yet due and payable) upon any of the assets or properties of Company and its Subsidiaries, (ii) no material issue relating to Taxes of Company and its Subsidiaries has been raised in writing by any taxing authority in any audit or examination which can result in a proposed adjustment or assessment by a governmental authority in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) Company and its Subsidiaries have duly and timely withheld from all payments (including employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders or other third parties) and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods for which the statute of limitations has not expired under all applicable laws and regulations and have complied with the applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar state and local information reporting requirements, (iv) as of the Closing Date, none of Company nor any of its Subsidiaries shall be a party to, be bound by or have any obligation under, any tax sharing agreement or similar contract or arrangement or any agreement that obligates any of them to make any payment computed by reference to the income taxes, taxable income or taxable losses of any other person, (v) there is no contract or agreement, plan or arrangement by Company or any of its Subsidiaries covering any person that, individually, collectively, or together with this Agreement, could give rise to the payment of any material amount that would not be deductible by Company or any of its Subsidiaries by reason of section 280G of the Code, (vi) neither Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code, (vii) none of Company nor any of its Subsidiaries (A) has been a member of an affiliated group (other than the group to which they are currently members) filing a consolidated federal income tax return or (B) has any liability for the income taxes of any person (other than the members of such current group) under Treasury Regulation section 1.1502-6(a) (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise, (viii) neither Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time for assessment in respect of Taxes, (ix) neither Company nor any of its Subsidiaries has entered into any closing or other agreement with any taxing authority which affects any taxable year of Company or its Subsidiaries, (x) neither Company nor any of its Subsidiaries has applied for, been granted , or agreed to any accounting method change since December 31, 2005, and (xi) neither the Company nor any of its Subsidiaries has a consent in effect under Section 341(f) of the Code.

(i) Certain Agreements.  Section 3.1(i) of the Company Disclosure Schedule sets forth a listing of all of the following material contracts and other agreements, oral or written (which are currently in force or which may in the future be operative in any respect) to which Company or any of its Subsidiaries is a party or by or to which Company or any of its Subsidiaries or any of their respective assets or properties are bound or subject: (i) consulting agreements not terminable on six months or less notice involving the payment of more than $25,000 per annum, or union, guild or collective bargaining agreements covering any employees in the United States, (ii) agreements with any officer or other key employee of Company or any of its Subsidiaries (x) providing any term of employment or (y) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Company of the nature contemplated by this Agreement, (iii) any agreement or plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) contracts and other agreements for the sale or lease (other than where Company or any of its Subsidiaries is a lessor) of any assets or properties (other than in the ordinary course of business) or for the grant to any person (other than to Company or any of its Subsidiaries) of any preferential rights to purchase any assets or properties, (v) contracts and other agreements relating to the acquisition by Company or any of its Subsidiaries of any operating business or entity or any interest therein, (vi) contracts or other agreements under which Company or any of its Subsidiaries agrees to indemnify any party, other than in the ordinary course of business, consistent with past practice, or to share a tax liability of any party, (vii) contracts and other agreements containing covenants restricting Company or any of its Subsidiaries from competing in any line of business or with any person in any geographical area or requiring Company or any of its Subsidiaries to engage in any line of business, (viii) contracts or other agreements (other than contracts in the ordinary course of their banking business) relating to the borrowing of money by Company or any of its Subsidiaries, or the direct or indirect guaranty by Company or any of its Subsidiaries of any obligation for, or an agreement by Company or any of its Subsidiaries to service, the repayment of borrowed money, or any other contingent obligations of Company or any of its Subsidiaries in respect of indebtedness of any other person, (ix) contracts or other agreements the termination of which by the Company or any of its Subsidiaries in advance of its stated termination date imposes a termination fee, penalty or similar payment requirement and the amount thereof; and (x) any other material contract or other agreement whether or not made in the ordinary course of business, but shall not include any contract or agreement made with Bank with respect to ordinary and customary deposit arrangements or loan agreements entered into by the Bank in the ordinary course of its business. There have been delivered or made available to Commerce true and complete copies of all of the contracts and other agreements set forth in Section 3.1(i) of the Company Disclosure Schedule and in any other Section of the Company Disclosure Schedule. Except as set forth in Section 3.1(i) of the Company Disclosure Schedule, each such contract and other agreement is in full force and effect and constitutes a legal, valid and binding obligation of Company or its Subsidiaries, as the case may be, and to the best knowledge of Company, each other party thereto, enforceable in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Neither Company nor any Subsidiary of Company has received any written, or, to the knowledge of the Company, any oral, notice of termination or intention to terminate from any other party to such contract or agreement. None of Company or any of its Subsidiaries or, to the best knowledge of Company, any other party to any such contract or agreement is in violation or breach of or default under any such contract or agreement (or with or without notice or lapse of time or both, would be in violation or breach of or default under any such contract or agreement), which violation, breach or default has had or would have, individually or in the aggregate, a Material Adverse Effect on Company.

(j) Benefit Plans.  Section 3.1(j) of the Company Disclosure Schedule lists all the employee benefit plans (as defined in Sections (3)(3) or 3(37) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, 401(k), deferred compensation, stock compensation, stock purchase, retirement, medical, dental, post-termination benefits (including, but not limited to, medical or dental or life insurance), legal, disability and similar plans or arrangements or practices relating to employees of the Company (“Employees”) or former Employees which Company or its Subsidiaries has established or maintained, or to which Company or its Subsidiaries have contributed or have had any obligation to contribute at any time during the five-year period ending on the date hereof (the “Employee Plans”). Schedule 3.1(j) includes (i) a copy of each written Employee Plan document (and, in the case of any unwritten Employee Plan, a description thereof), (ii) the most recent summary plan description for each Employee Plan if any such description was required, (iii) the most recent Form 5500s (if applicable), (iv) the most recent audited financial reports (if any), (v) any related trust agreements and all amendments thereto, (vi) the most recent Internal Revenue Service determination letter for each Employee Plan intended to be qualified under Section 401(a) of the Code, and (vii) all other required reports and supporting schedules filed with any governmental agency in respect of the Employee Plans for the three most recent years.

Except as set out in Schedule 3.1(j):

(i) All of the Employee Plans are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with their terms and all Laws applicable to the Employee Plans, including without limitation, ERISA, and each Employee Plan which is intended to be qualified under Section 401(a) of the Code satisfies the requirements for such qualification.

(ii) All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violation of any requirement by any party to any Employee Plan and no Taxes, penalties or fees are owing under or with respect to any of the Employee Plans. No taxes, penalties or fees will become due after Closing based solely on facts in existence on or before Closing. Company and its Subsidiaries (each with respect to the Employee Plans), as well as the Employee Plans, have no material current or threatened liability of any kind to any person, including but not limited to any government agency, other than for payment of benefits in the ordinary course.

(iii) All contributions or premiums required to be made by the Company or its Subsidiaries under the terms of each Employee Plan have been made in a timely fashion in accordance with ERISA and the terms of the Employee Plans.

(iv) There have been no improper withdrawals, applications or transfers of assets from any Employee Plan or the trusts or other funding media relating thereto, and neither the Company nor any of its agents has been in breach of any fiduciary obligation with respect to the administration of the Employee Plans or the trusts or other funding media relating thereto.

(v) No prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred with respect to an Employee Plan or any trust created thereunder for which an exemption does not exist.

(vi) To the knowledge of the Company no Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending investigation, examination or other proceeding, action or claim initiated by any governmental agency or instrumentality, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.

(vii) All material filings required by ERISA and the Code as to each Employee Plan have been timely filed, and all material notices and disclosures to participants in the Employee Plans required by ERISA or the Code have been timely provided.

(viii) Neither the Company nor any other Person that, together with the Company, would be treated as a single employer under Section 414 of the Code, has ever established, maintained or been obligated to contribute to, or otherwise participated in, any multiemployer plan as defined in Section 3(37)(A) of Title I of ERISA and/or any pension plan as described in Section 3(2) of Title I of ERISA.

(ix) None of the Employee Plans provides medical or other benefits not determinable in advance to Employees who have terminated employment with the Company or to the beneficiaries or dependents of such Employees, other than benefits required to be furnished under Part 6 of Title I of ERISA and/or Section 4980B of the Code.

(x) No changes to any Employee Plan have been promised and no amendments or changes to an Employee Plan will be made or promised before the Effective Time, except as otherwise permitted by this Agreement or except to the extent agreed to by Commerce in writing.

(xi) The Employee Plans and each fiduciary (as defined in Section 3(21) of ERISA) of the Employee Plans are in compliance in all material respects with all applicable requirements (including nondiscrimination requirements in effect as of the date hereof) of the Code, including, but not limited to, Sections 79, 105, 106, 125, 401, 501, and 4975 of the Code. For purposes of this Section 3.1(j), noncompliance with the Code or ERISA is material if such noncompliance could have a Material Adverse Effect on the condition of one or more of the Employee Plans or of Company or its Subsidiaries, either as of the Effective Time or upon discovery of the noncompliance.

(xii) All assets of any retirement plan may be readily liquidated within five (5) business days without incurring any penalty or cost, other than ordinary sales commission expenses.

(xiii) There is no impediment to termination of any Employee Plan by action of the Company’s board of directors.

(k) Subsidiaries.  Section 3.1(k) of the Company Disclosure Schedule lists all the Subsidiaries of Company. Except as listed on Section 3.1(k) of the Company Disclosure Schedule, Company owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary. All of the shares of capital stock of each of the Subsidiaries held by Company or by another of its Subsidiaries are fully paid and, except as provided by Section 220 of the Oklahoma Banking Code, nonassessable and are owned by Company or one of its Subsidiaries free and clear of any lien, claim or other encumbrance. Except as set forth in Section 3.1(k) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries owns any shares of capital stock or other equity securities of any person (other than, in the case of Company, the capital stock of its Subsidiaries and, in the case of such Subsidiaries, shares or equity securities acquired in satisfaction of debts previously contracted in good faith in the ordinary course of their banking business).

(l) Agreements with Bank or Other Regulators.  Except as set forth in Section 3.1(l) of the Company Disclosure Schedule, neither Company nor any Subsidiary of Company is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, any Bank Regulator which restricts materially the conduct by Company or its Subsidiaries of their businesses, or in any manner relates to their capital adequacy, credit policies, community reinvestment, loan underwriting or documentation or management, nor has Company or any such Subsidiary been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, or any such board resolutions.

(m) Absence of Certain Changes or Events.  Except as set forth in Section 3.1(m) of the Company Disclosure Schedule, since December 31, 2005 (i) there has not been any change, or any event involving a prospective change, in the business, financial condition or results of operations or, to the knowledge of the Company, prospects of Company or any of its Subsidiaries or in the relationship of Company or its Subsidiaries with respect to their employees, creditors, suppliers, distributors, customers or others with whom they have business relationships, which has had, or would be reasonably likely to have, a Material Adverse Effect on Company, (ii) Company and each of its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices and neither Company nor any of its Subsidiaries has taken any action or entered into any transaction, and, to the knowledge of Company, no event has occurred, that would have required Commerce or Sub’s consent pursuant to Section 4.1 of this Agreement if such action had been taken, transaction entered into or event had occurred, in each case, after the date of this Agreement, nor has Company or any of its Subsidiaries entered into any agreement, plan or arrangement to do any of the foregoing, (iii) there have been no dividends or other distributions declared, set aside or paid in respect of Company Common Stock, nor has any action with respect to Company Common Stock proscribed by Section 4.1 of this Agreement occurred or been taken, and (iv) Company and its Subsidiaries have not entered into any employment contract with any director, officer or salaried employee, paid any or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their officers, employees or directors, increased the rate of compensation, if any, or instituted or made any material increases in any officer’s, employee’s or director’s welfare, retirement or similar plan or arrangement, other than annual and merit increases made in accordance with past practices and procedures.

(n) Undisclosed Liabilities.  Except as set forth in Section 3.1(n) of the Company Disclosure Schedule, and except (i) for those liabilities or obligations that are fully reflected or reserved against in the balance sheet as of December 31, 2005 of Company included in the Company Consolidated Financial Statements or (ii) obligations incurred in the ordinary course of business consistent with past practice since December 31, 2005, neither Company nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due). Except as set forth in Section 3.1(n) of the Company Disclosure Schedule, no agreement pursuant to which any loans or other assets have been or will be sold by Company or any Subsidiary entitle the buyer of such loans or other assets, unless there is material breach of a representation or covenant by Company or its Subsidiaries not relating to the payment or other performance by an obligor of such loan or other asset of its obligations thereunder, to cause Company or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Company or its Subsidiaries.

(o) Governmental Reports.  Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule and except for normal examinations conducted by a Governmental Entity in the regular course of business of Company and its Subsidiaries, to the knowledge of Company no Governmental Entity has initiated any proceeding or investigation into the business or operations of Company or any of its Subsidiaries. Except as set forth in Section 3.1(o) of the Company Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Company or any of its Subsidiaries.

(p) Environmental Liability.  Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, to the knowledge of Company, there are no pending or threatened claims, actions or proceedings against Company or Bank relating to:

(A) any asserted liability of Company or any of its Affiliates regarding any Real Property (as defined herein) under any Environmental Law (as defined herein), including without limitation, the terms and conditions of any permit, license, authority, settlement or other obligation arising under any Environmental Law;

(B) any handling, storage, use or disposal of Hazardous Substances (as defined herein) on, under or within any Real Property or any transportation or removal of Hazardous Substances to or from any Real Property;

(C) any actual or threatened discharge, release or emission of Hazardous Substances from, on, under or within any Real Property into the air, water, surface water, groundwater, land surface or subsurface strata; or

(D) any actual or asserted claims for personal injuries, illness or damage to real or personal property related to or arising out of exposure to Hazardous Substances discharged, released or emitted from, on, under, within or into, or transported from or to, any Real Property.

Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, and except as would have a Material Adverse Effect, to the knowledge of the Company, no Hazardous Substances are present on, under or within any Real Property. Except as set forth in Section 3.1(p) of the Company Disclosure Schedule, to the knowledge of the

Company, no storage tanks used to store any Hazardous Substance have ever been present on or under any Real Property.

(1) To the knowledge of the Company, except as set forth in Section 3.1(p) of the Company Disclosure Schedule and except as would have a Material Adverse Effect, Company and its Affiliates have been and continue to be in compliance, in all material respects, with all Environmental Laws related to the ownership, operation, use and occupation of the Real Property.

(2) To the knowledge of the Company and except as would have a Material Adverse Effect, except as set forth in Section 3.1(p) of the Company Disclosure Schedule, no part of any Real Property has been or is now listed on CERCLIS or the National Priorities List created pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, as a site containing Hazardous Substances.

(3) Commerce may obtain at its option and expense on or prior to 60 days following the date hereof an environmental audit (“Environmental Audit”) of all the properties and assets of Company and its Subsidiaries classified as other real estate owned or real property owned or leased by Company or its Subsidiaries (the “Properties”). A copy of any report or audit generated shall be provided to Company at the time such report or audit is received by Commerce. The consultant who will perform the Environmental Audit shall be selected by Commerce and shall be reasonably satisfactory to Company. Commerce may undertake any investigatory activity to insure the Environmental Audit conforms to the standards for Phase I environmental assessments issued by the American Society for Testing and Materials (“ASTM”) or the Standards and Practices for All Appropriate Inquiries published by U.S. EPA at 70 Fed. Reg. 66069. Should an environmental condition be discovered in the Phase I process that Commerce decides, in its discretion, to investigate, then Commerce shall, on or prior to 45 days following completion of the Phase I process, perform, or have performed an ASTM Phase II environmental assessment to determine whether Hazardous Substances exist (i) on or under any of the Properties; (ii) on or under any other property or in any natural resources which originated on, under or from the Properties either prior to or during Company’s or any of its Subsidiaries’ ownership thereof. The Environmental Audit must be performed to the reasonable satisfaction of Commerce. In the event the Environmental Audit discloses the existence of any liability that would have a Material Adverse Effect (“Environmental Liability”) (either absolute or potential) for damages, penalties, fines, charges, interest, judgments, remedial action, public or private, arising directly or indirectly in whole or in part out of (w) noncompliance with any environmental law, that would have a Material Adverse Effect, (x) the presence of Hazardous Substances on, under or from the Properties, or (y) any activity carried on or undertaken on or off the Properties either prior to or after the date hereof whether by Company or its Subsidiaries or any predecessor in title to any of the Properties or any employees, agents, affiliates, contractors or subcontractors of Company, its Subsidiaries or of any such predecessors in title, or any third person in connection with the use, handling, treatment, removal, storage, decontamination, clean-up, transport or disposal of any Hazardous Substance at any time located or present on, under or from the Properties, which liability would have a Material Adverse Effect and which liability exists against Company or any of its Subsidiaries or affects in any way that would have a Material Adverse Effect on the Properties or Company’s or any of its Subsidiaries’ rights or business or the right to carry on or conduct their respective businesses, Commerce shall notify Company of such Environmental Liability. If Company does not choose to remediate the condition leading to such Environmental Liability and to otherwise fully protect Commerce from a Material Adverse Effect of such Environmental Liability on terms and conditions and at a cost acceptable to Commerce within thirty (30) days after receipt by Company of a copy of any report or audit as provided, Commerce shall have the right to terminate this Agreement under Article VII hereof, thereby relieving Company, Commerce and Sub of all their obligations hereunder, including the obligation to cause or engage in the Merger.

(4) For purposes of this Section 3.1(p) only, the following terms shall have the indicated meaning:

“Environmental Law” means any and all applicable federal, state and local laws (whether under common law, statute, rule, regulation or otherwise), requirements under permits issued with respect thereto, and other orders, decrees, judgments, directives or other requirements of any governmental authority relating to the environment, or to any Hazardous Substances.

“Hazardous Substances” means any chemical, compound, material, mixture, living organism or substance that is now defined or listed in, or otherwise classified or regulated in any way pursuant to, any

Environmental Law as a “hazardous waste,” “hazardous substance,” “hazardous material,” “extremely hazardous waste,” “infectious waste,” “toxic substance,” or “toxic pollutants,” including without limitation, oil, waste oil, any petroleum product, waste petroleum products, polychlorinated biphenyls (“PCBs”), asbestos, radon, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas).

“Real Property” means all interests in real property of Company or its Subsidiaries, including without limitation, interests in fee, leasehold, interest as mortgagee or secured party, or option or contract to purchase or acquire.

(q) Properties.  Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, Company or its Subsidiaries (i) has good and marketable title to all Real Property owned in fee, and good title to all other properties and assets reflected in the Company Consolidated Financial Statements as being owned by Company or its Subsidiaries or acquired after the date thereof which are material to the business of Company on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever except (A) statutory liens securing payments not yet delinquent, (B) liens on assets of Bank securing deposits incurred in the ordinary course of its banking business and (C) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (ii) is the lessee of all leasehold estates reflected in the Company Consolidated Financial Statements or acquired after the date thereof which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of Company, the lessor. Except as set forth in Section 3.1(q) of the Company Disclosure Schedule, all Real Properties owned by Company or its Subsidiaries are owned in accordance in all material respects with all requirements of applicable rules, regulations and policies of the Bank Regulators.

(r) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by the Agreement, except for a fee to be paid to Hovde Financial.

(s) Intellectual Property.  Except as set forth in Section 3.1(s) of the Company Disclosure Schedule, Company and its Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Company Intellectual Property”) necessary to carry on their business substantially as currently conducted, except for such Company Intellectual Property the failure of which to own or validly license, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Neither Company nor any such Subsidiary has received any written, or to the knowledge of the Company, oral, notice of infringement of or conflict with, and, to the best knowledge of Company, there are no infringements of or conflicts with, the rights of others with respect to the use of any Company Intellectual Property that, individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on Company.

(t) Insurance.  Company has previously delivered to Commerce a list identifying all insurance policies maintained on behalf of Company and its Subsidiaries (other than mortgage, title and other similar policies for the benefit of Company or its Subsidiaries as mortgagees under residential mortgage loans). All of the material insurance policies and bonds maintained by or for the benefit of Company and its Subsidiaries are in full force and effect, and Company and its Subsidiaries are not in default thereunder, and all material claims thereunder have been filed in due and timely fashion, and neither Company nor any of its Subsidiaries has received written notice, or, to the Company’s knowledge, oral notice that any of such material claims have been or will be denied. The insurance policies and bonds maintained by Company and its Subsidiaries are written by reputable insurers and are in such amounts, cover such risks and have such other terms as is customary for banks and bank holding companies comparable in size and operations to Company and its Subsidiaries. Since December 31, 2005, there has not been any damage to, destruction of, or loss of any assets of Company and its Subsidiaries (whether or not covered by insurance) that could have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries has

received any notice of a premium increase or cancellation with respect to any of its insurance policies or bonds, and within the last three years, neither Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for, and Company has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from an extraordinary loss experience of Company or any Company Subsidiary.

(u) Loans and Other Assets.

(i) Company has disclosed on Schedule 3.1(u) to Commerce the amounts of all loans, leases, other extensions of credit, commitments or other interest-bearing assets presently owned by Company or any of its Subsidiaries that have been classified by any Bank Regulator, Company’s independent auditors, or the management of Company or any Subsidiary of Company as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss”, or classified using categories with similar import, and will have disclosed promptly to Commerce and Sub prior to the Closing Date all such items which will be so classified hereafter and prior to the Closing Date. All such assets or portions thereof classified “Loss”, or which are subsequently so classified, have been (or will be) charged off on a timely basis in full, collected or otherwise placed in a bankable condition. Company regularly reviews and appropriately classifies its and its Subsidiaries’ loans and other assets in accordance in all material respects with all applicable legal and regulatory requirements and GAAP. Company has disclosed to Commerce and Sub the amounts and identities of all other real estate owned (“OREO”) that has been classified as such as of the date hereof by Company’s independent auditors, management of Company or any Bank Regulator and will have promptly disclosed to Commerce and Sub prior to the Closing Date all such assets which will be so classified hereafter and prior to the Closing Date. As of the date hereof and the Closing Date, the recorded values of all OREO on the books of Company and its Subsidiaries accurately reflect and will reflect the net realizable values of each OREO parcel thereof in compliance with GAAP. Company and its Subsidiaries have recorded on a timely basis all expenses associated with or incidental to its OREO, including but not limited to taxes, maintenance and repairs as required by GAAP.

(ii) All loans, leases, other extensions of credit, commitments or other interest-bearing assets and investments of Company and its Subsidiaries are legal, valid and binding obligations enforceable in accordance with their respective terms and are not subject to any setoffs, counterclaims or disputes known to Company (subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general applicability), except as reserved for in the consolidated statement of financial condition of Company as of December 31, 2005 referred to in Section 3.1(d) in accordance with GAAP, and were duly authorized under and made in compliance with applicable federal and state laws and regulations. Company and its Subsidiaries do not have any extensions or letters of credit, investments, guarantees, indemnification agreements or commitments for the same (including without limitation commitments to issue letters of credit, to create acceptances, or to repurchase securities, federal funds or other assets) other than those documented on the books and records of Company and its Subsidiaries.

(v) Labor Matters.  Neither Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving it or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(w) Internal Controls and Records.  Company and its Subsidiaries maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management’s general or specific authorization, and (b) recorded in conformity with GAAP. Company has made available to Commerce all of Company’s and each of its Subsidiaries’

written internal policies and procedures which are identified on Section 3.1(w) of the Company Disclosure Schedule.

(x) Fees from Employee Plans.  Neither Company or any Subsidiary has received any amounts that are directly or indirectly related to any Employee Benefit Plan, including, but not limited to 12(b)(1)fees, commissions or servicing fees.

3.2 Representations and Warranties of Commerce.  Commerce and Sub, jointly and severally, represent and warrant to Company as follows:

(a) Organization and Authority.

(i) Commerce is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is a duly registered bank holding company under the provisions of the Bank Holding Company Act of 1956, as amended, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a Material Adverse Effect on Commerce. Commerce has the requisite corporate power and authority to enter into and perform this Agreement and the Transactions Agreements and the transactions contemplated hereby and thereby and the execution, delivery and performance of this Agreement by Commerce and the consummation by Commerce of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Commerce with no approval thereof by the shareholders of Commerce being required to approve this Agreement.

(ii) Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Sub has the corporate power to enter into and perform this Agreement and the execution, delivery and performance of this Agreement by Sub and the consummation by Sub of the transactions contemplated hereby have been duly authorized by its Board of Directors and by Commerce as the sole shareholder of Sub.

(b) Valid and Binding Agreement; No Violation.

(i) This Agreement constitutes a valid and binding agreement of Commerce and Sub enforceable in accordance with its terms and neither the execution and delivery of this Agreement nor the consummation by Commerce or Sub of the transactions contemplated hereby violates or conflicts with the Articles of Incorporation or By-Laws of Commerce or Sub or any agreement, law, regulation, order, judgment or other restriction of any kind to which Commerce or Sub is a party or by which either of them is bound.

(ii) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to Commerce or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Agreements or the consummation by Commerce of the transactions contemplated hereby or thereby, which, if not made or obtained, would have a Material Adverse Effect on Commerce or on the ability of Commerce to perform its obligations hereunder or thereunder on a timely basis, or on Commerce’s or Sub’s ability to own, possess or exercise the rights of an owner with respect to the business and assets of Commerce and its Sub, except for (A) the filing of applications and notices with the Board of the Federal Reserve under the BHC Act and approval of same, (B) the filing by Commerce with the SEC of a Registration Statement (as defined in Section 5.1(a) hereof)) to register the Commerce Common Stock to be issued, (C) such applications, filings, authorizations, orders and approvals as may be required by the FDIC, the Missouri Division of Finance and the Oklahoma State Banking Department, and the Office of the Comptroller of the Currency (D) the filing with the Secretary of State of Kansas of the Certificate of Merger and (E) the filing with the Secretary of State of Oklahoma of the Certificate of Merger.

(c) Capital Stock of Commerce.  As of December 31, 2005, the authorized capital stock of Commerce consisted of (a) 100,000,000 shares of common stock, $5.00 par value, of which 67,693,469 shares were issued and outstanding, and (b) 2,000,000 shares of preferred stock, $1.00 par value (“Preferred Stock”), of which no shares were issued and outstanding. Holders of Commerce Common Stock do not have any preemptive rights with respect to the issuance of additional authorized shares of Commerce Common Stock.

(d) Financial Statements.  The consolidated balance sheets of Commerce as of December 31, 2005 and December 31, 2004, the consolidated statements of earnings for the years ended December 31, 2005 and December 31, 2004, and all related schedules and notes to the foregoing, all of which have been delivered to Company, have been audited by KPMG LLP, independent certified public accountants. All of the foregoing financial statements have been prepared in accordance with GAAP are correct and complete and fairly and accurately present the financial position, results of operation and changes of financial position of Commerce as of their respective dates and for the periods indicated. Commerce has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with GAAP whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Commerce as of December 31, 2005, or incurred since December 31, 2005, in the ordinary course of business. From December 31, 2005 until the date hereof, there has been no material adverse change in the financial condition, properties, assets, liabilities, rights or business of Commerce, or in the relationship of Commerce with respect to its employees, creditors, suppliers, distributors, customers or others with whom it has business relationships.

(e) SEC Reports.  Commerce’s Report on Form 10-K for year ended December 31, 2005, filed with the SEC and all subsequent reports and proxy statements filed by Commerce thereafter pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 do not and will not contain a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time the document was filed. Since the filing of such Report on Form 10-K, no other report, proxy statement, or other document has been required to be filed by Commerce pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 which has not been filed with the SEC and delivered to Company. Commerce has delivered to Company the following documents: Form 10-K for Fiscal Year Ended December 31, 2005; the Annual Report to Shareholders for such year; and a copy of the Proxy Statement for the 2005 Annual Meeting of Shareholders of Commerce. Commerce is in compliance in all material respects, with all rules, regulations, and requirements of the Sarbanes-Oxley Act of 2002 and the SEC.

(f) Status of Commerce Common Stock to be Issued.  The shares of Commerce Common Stock into which the Company Common Stock is to be exchanged or converted pursuant to this Agreement will be, when delivered as specified in this Agreement, validly authorized and issued, fully paid and non-assessable, and registered pursuant to an effective registration statement under the Securities Act.

(g) Governmental Regulation.  Commerce and its subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of their respective businesses and ownership of their respective properties. Commerce and its subsidiaries have complied in all material respects with all federal, state and local statutes, regulations, ordinances or rules applicable to the ownership of their respective properties or for the conduct of their respective businesses.

(h) Litigation.  There are no actions, suits, claims, demands or other proceedings or investigations (either judicial or administrative) pending or, to the knowledge of Commerce, threatened against or affecting the properties, assets, rights or business of Commerce or its subsidiaries or the right to carry on or conduct their respective businesses, nor are there any grounds therefor, which would in the aggregate materially and adversely affect the business, operations, properties or financial condition of Commerce and its subsidiaries or which will or could prevent or materially impair the transactions contemplated by this Agreement.

(i) Taxes.  Commerce and its subsidiaries have filed with the appropriate governmental agencies all federal, state and local Tax and information returns and Tax Returns due in respect of any of their business or properties in a timely fashion and have paid all amounts due shown on such returns, except where the failure to make such filing or make such payment, individually or in the aggregate, would not materially and adversely affect the business, operations, properties or financial condition of Commerce and its subsidiaries.

(j) Defaults.  Neither Commerce nor any of its subsidiaries is in material breach or material default under any agreement or commitment to which Commerce or any of its subsidiaries is a party, or under any loan agreement, note, security agreement, guarantee or other document pursuant to or in connection with Commerce’s or any of its subsidiaries’ extension of credit; and there has not occurred any event which, after the giving of notice, the lapse of time or otherwise, would constitute any such default under, or result in any such breach of, any such agreement, commitment or extension of credit.

(k) Information Supplied.  None of the information supplied or to be supplied by Commerce and Sub for inclusion or incorporation by reference in (a) the Registration Statement (as defined in Section 5.1(a)) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement (as defined in Section 5.1(a) will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information supplied by Company.

(l) Welfare Benefit Plans.  No group health or dental plan maintained by Commerce contains a pre-existing condition exclusion.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1  Covenants of Company.  During the period from the date of this Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by this Agreement or to the extent that Commerce or Sub shall otherwise consent in writing, which consent shall not be unreasonably withheld) Company agrees that it will and will cause each of its Subsidiaries to carry on the business of Company and each of its Subsidiaries in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact the present business organizations of Company and each of its Subsidiaries, maintain the rights and franchises of, and preserve the relationships with customers, suppliers and others having business dealings with, Company and each of its Subsidiaries to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, except as set forth in Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Effective Time, Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Commerce and Sub in writing:

(a) (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for cash dividends in an amount per share not greater than, and consistent with the manner and frequency of, dividends paid by the Company consistent with any dividends paid in 2004 and 2005 and any dividends by a wholly-owned Subsidiary of the Company to Company, (ii) set any record or payment dates for the payment of any dividends or distribution on its capital stock except in the ordinary course of business consistent with past practice, (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iv) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock or the capital stock of any other Subsidiary of Company or any securities convertible into or exercisable for any shares of such capital stock;

(b) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than issuances of Company Common Stock, including a cashless exercise, pursuant to the exercise of Company Options.

(c) except as required to perform its obligations under this Agreement, amend or propose to amend its Certificate of Incorporation or its By-laws or other organizational documents or that of any Subsidiary;

(d) (i) enter into any new material line of business, (ii) change its lending, investment, liability management and other material banking policies in any respect which is material to Company, except as required by law or by policies imposed by a Bank Regulator, or (iii) except as set forth in Section 4.1(d) of the Company Disclosure Schedule, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities incurred or committed to in the ordinary course of business consistent with past practice but in no event for more than $25,000 as to any one such item or $50,000 as to all such items in the aggregate;

(e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof; provided, however, that the foregoing shall not prohibit foreclosures and other debt- previously-contracted acquisitions in the ordinary course of business consistent with past practice;

(f) sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Company), which are material, individually or in the aggregate, to Company, other than in the ordinary course of business consistent with past practice;

(g) incur any long-term indebtedness for borrowed money or guarantee any such long-term indebtedness or issue or sell any long-term debt securities or warrants or rights to acquire any long-term debt securities of Company or any of its Subsidiaries or guarantee any long-term debt securities of others other than (i) indebtedness of any Subsidiary of Company to Company or to another Subsidiary of Company, (ii) deposits taken in the ordinary course of business consistent with past practice, or (iii) renewals or extensions of existing long-term indebtedness without any change in the material terms thereof;

(h) intentionally take or fail to take any action that would, or reasonably might be expected to, result in any of the representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Closing set forth in ARTICLE VI (including without limitation the conditions set forth in Section 6.3(d)) not being satisfied, or (unless such action is required by applicable law or sound banking practice) which would adversely affect the ability of Commerce, Sub or Company to obtain any of the Requisite Regulatory Approvals;

(i) change the methods of accounting of Company or any of its Subsidiaries, except as required by changes in GAAP as concurred in by such party’s independent auditors;

(j) (i) enter into, adopt, amend (except for technical amendments and such amendments as may be required by law) or terminate any Employee Plan or any agreement, arrangement, plan or policy between Company or any of its Subsidiaries and one or more of its directors or officers, increase in any manner the compensation or fringe benefits of any director, officer or employee of Company or any of its Subsidiaries (other than customary annual merit raises for officers and employees consistent with past practice and amounts and annual bonuses consistent with past practice and amounts, which will be paid on or about December 31, 2006) without obtaining the prior written consent of Commerce and Sub (which consent shall not be unreasonably withheld) or pay or grant any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares or any similar awards) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, (ii) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of Company or any of its Subsidiaries of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement, or (iii) with respect to any Employee Plan which is a defined benefit or defined contribution pension plan, permit or cause (A) a consolidation or merger of any such Employee Plan, (B) a spin-off involving any such Employee Plan, (C) a transfer of assets and/or liabilities from or to any such Employee Plan, or (D) any similar transaction involving any such Employee Plan;

(k) enter into any contract that would be required to be disclosed on Section 3.1(i) of the Company Disclosure Schedule or renew or terminate any contract listed in Section 3.1(i) of the Company Disclosure Schedule through any volitional conduct, other than renewals of contracts or leases for a term of one year or less without material adverse changes to the terms thereof;

(l) issue or agree to issue any letters of credit or otherwise guarantee the obligations of any other persons except in the ordinary course of business consistent with past practice;

(m) engage or participate in any material transaction or incur or sustain any material obligation in excess of $10,000 individually or $50,000 in the aggregate, not in the ordinary course of business consistent with past practice;

(n) settle any claim, action or proceeding involving money damages involving a payment by Company or Bank (other than claims paid by an insurance company) in excess of $100,000 as to any such matter, or settle any other matter not involving money damages which is material to Company;

(o) except as required by GAAP or applicable law or regulation, change or make any tax elections, change any method of accounting with respect to taxes, file any amended tax return, or settle or compromise any federal, state, local or foreign material tax liability;

(p) relocate or close any branch or loan production office;

(q) enter into any securitization or similar transactions with respect to any loans, leases or other assets of Company or any of its Subsidiaries;

(r) take any action which would materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement;

(s) make any single loan (or series of loans to the same or related entities or persons) or any commitment to loan (or series of commitments to the same or related entities or persons) which would be graded “OAEM” under Bank’s rating system or in an amount greater than $400,000 (“New Credit”) other than renewals of existing loans or commitments to loan provided that any New Credit shall be made in the ordinary course of business and consistent with Bank’s loan committee procedures existing on the date hereof and provided further that in addition any New Credit between $150,000 and $400,000 shall be approved by Bank’s chief executive officer.

(t) purchase or invest in any securities other than U.S. government obligations or other securities backed by the full faith and credit of the United States having a maturity of not more than three (3) years from the date of purchase;

(u) acquire or purchase any assets of or make any investment in any financial institution other than the purchase of loans or participations therein in the ordinary course of business,

(v) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;

(w) make any loan or other extension of credit, or commit to make any such loan or extension of credit, to any director or officer of Company or its Subsidiaries, other than renewals of existing loans or commitments to loan, without giving Commerce five days’ notice in advance of Company’s or its Subsidiary’s approval of such loan or extension of credit or commitment relating thereto;

(x) make any adjustments to Bank’s loan loss reserve account except for increases to such account and appropriate charge-offs and recoveries following its normal historical practices;

(y) agree to, or make any commitment to, take any of the actions prohibited by this Section 4.1; or

(z) take or cause to be taken any action which would disqualify the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

4.2  Cooperation With Commerce.

(a) Between the date hereof and the Closing Date and upon reasonable notice, Commerce and its authorized representatives shall be permitted full access during regular business hours to all properties, books, records, contracts and documents of Company and its Subsidiaries, reasonably requested by Commerce. Company shall furnish to Commerce and its authorized representatives all information with respect to the affairs of Company and its Subsidiaries as Commerce may reasonably request. During such period, Company shall (and shall cause each of its Subsidiaries to) make available to Commerce and Sub and their representatives and advisors, as reasonably requested, a copy of each report, schedule, registration statement and other document filed or received by Company during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which such party is not permitted to disclose under applicable law or reports or documents which are subject to an attorney-client privilege or which constitute attorney work product). Commerce and Sub will hold any such information with respect to Company and its Subsidiaries which is nonpublic in confidence to the extent required by, and in accordance with, the provisions of the letter dated August 7, 2006 between Company and Commerce (the “Confidentiality Agreement”). No investigation by Commerce or Sub shall affect the representations and warranties of Company.

(b) Company and its Subsidiaries shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company’s shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action (i) allow a representative of Commerce to attend as an observer all meetings of the Boards of Directors of Company and Subsidiaries and all meetings of the committees of each such board, including, without limitation, the audit and executive committees thereof and any other meeting of Company and its Subsidiaries officials at which policy is being made; provided, that representatives of Commerce shall not be permitted to attend any portion of any meeting at which officers or directors of the Company or any Subsidiary discuss this Agreement and the transactions contemplated hereby; (ii) Company and its Subsidiaries shall give reasonable notice to Commerce of any such meeting and, if known, the agenda for business to be discussed at such meeting; and (iii) Company and its Subsidiaries shall provide to Commerce all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors and shall provide any other financial reports or other analyses prepared for senior management of the Company or its Subsidiaries. All such information provided to Commerce or discussed at any of the meetings described herein at which a Commerce observer is present shall be maintained as confidential information in accordance with the Confidentiality Agreement.

(c) Company shall cooperate with Commerce in taking those planning actions necessary to be in a position to convert its data processing procedures and formats to procedures and formats used by Commerce as of the Effective Time. Commerce shall provide such assistance and consultation as Company may reasonably require in such planning process.

4.3  Covenants of Commerce and Sub.

(a) Regulatory Approvals.  Subject to the terms and conditions of this Agreement, Commerce and Sub agree to use their reasonable best efforts to secure as expeditiously as practicable all the necessary approvals, regulatory or otherwise, needed to consummate the transactions contemplated herein. Commerce and Sub shall provide to Company’s counsel a copy of all applications for such approvals and shall keep such counsel or the Company advised of the status of the regulatory review process.

(b) Information.  Commerce and Sub shall provide such information and answer such inquiries as Company may reasonably request or make concerning the subject matter of the representations and warranties of Commerce and Sub herein.

(c) Tax-Free Reorganization Treatment.  Neither Commerce nor Sub shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

(d) Employee Benefits.  Employees of Company and its Subsidiaries shall be eligible to participate in all “Commerce employee welfare or pension benefit plans” (as defined in ERISA) in accordance with their terms which will provide for immediate entry (and therefore no waiting period) at the Effective Time. For purposes of Commerce’s Participating Investment Plan Company employees who become employed by Commerce shall be 100% vested.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1  Regulatory Matters.

(a) Registration Statement and Proxy Statement.  Commerce shall as soon as practicable prepare and file a registration statement on Form S-4 to be filed with the SEC pursuant to the Securities Act for the purpose of registering the shares of Commerce Common Stock to be issued in the Merger (the “Registration Statement”). Company, Commerce and Sub shall each provide promptly to the other such information concerning their respective businesses, financial conditions, and affairs as may be required or appropriate for inclusion in the Registration Statement or the proxy statement for the special stockholders’ meeting of Company to be called for the purpose of considering and voting on the Merger (the “Proxy Statement”). Company, Commerce and Sub shall each cause their counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and filing of the Registration Statement and the Proxy Statement. Commerce shall not include in the Registration Statement any information concerning Company to which Company shall reasonably and timely object in writing. Commerce, Sub and Company shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as may be practicable and thereafter Company shall distribute the Proxy Statement to its stockholders in accordance with applicable laws not fewer than 20 business days prior to the date on which this Agreement is to be submitted to its stockholders for voting thereon. If necessary, in light of developments occurring subsequent to the distribution of the Proxy Statement to Company or stockholders, Company shall mail or otherwise furnish to its shareholders such amendments or supplements to the Proxy Statement materials as may, in the reasonable opinion of Commerce, Sub, or Company, be necessary so that the Proxy Statement materials, as so amended or supplemented, will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as may be necessary to comply with applicable law. Commerce and Sub shall not be required to maintain the effectiveness of the Registration Statement after delivery of the Commerce Common Stock issued pursuant hereto for the purpose of resale of Commerce Common Stock by any person. For a period of at least two years from the date of the conversion of shares described in Section 2.2 hereof, Commerce shall make available “adequate current public information” within the meaning of and as required by paragraph (c) of Rule 144 adopted pursuant to the Securities Act.

(b) State Securities Laws.  The parties hereto shall cooperate in making any filings required under the securities laws of any state in order either to qualify or register the Commerce Common Stock so it may be offered and sold lawfully in such state in connection with the Merger or to obtain an exemption from such qualification or registration.

(c) Affiliates.  Certificates representing shares of Commerce Common Stock issued to “affiliates” (as defined in Rules 145 and 405 adopted under the Securities Act) of Company pursuant to this Agreement will be subject to stop transfer orders (as reasonably required in connection with Rule 145) and will bear a restrictive legend set out in Exhibit 5.1(c); provided, however, that following receipt of an opinion of counsel reasonably satisfactory to Commerce that a proposed sale, pledge, transfer or other disposition of a specified number of shares of Commerce Common Stock by an affiliate will comply with or will be exempt from the Securities Act, Commerce shall, as promptly as practicable after receipt of the stock certificates representing such affiliate’s Commerce Common Stock (and in any event within seven (7) business days after such receipt), direct the Transfer Agent for the Commerce Common Stock to remove the stop transfer order related thereto and reissue a stock certificate evidencing such shares to the affiliate without such restrictive legend.

(d) Indemnification.  Commerce agrees to indemnify and hold harmless Company and its directors, officers, employees, representatives and agents from and against any and all claims, liabilities, damages and expenses (including reasonable attorneys’ fees), whether arising under federal or state securities or Blue Sky laws or otherwise, which may be asserted against any of them and which arise as a result of any alleged act or failure to act, or any alleged statement or omission, of Commerce done or made in connection with the Merger, Registration Statement, Proxy Statement, or any other statement or form filed or required to be filed with the SEC or any state securities department or delivered or required to be delivered to the holders of Company Common Stock.

(e) Governmental Entity Communications.  Commerce, Sub and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined in Section 6.1(b)) will not be obtained or that the receipt of any such approval will be materially delayed.

5.2   Shareholders’ Meetings.

(a) Company shall call a meeting of its shareholders for the purpose of voting upon the adoption of this Agreement. Company will, through its Board of Directors, recommend to its shareholders adoption of this Agreement unless the Board of Directors of Company determines in good faith, based upon the written advice of outside counsel, that making such recommendation, or failing to withdraw, modify or amend any previously made recommendation, would constitute a breach of fiduciary duty by Company’s Board of Directors under applicable law. In addition, nothing in this Section 5.2 or elsewhere in this Agreement shall prohibit accurate disclosure by Company of information that is required to be disclosed in the Proxy Statement, or otherwise required to be disclosed by applicable law or regulation or the rules of any securities exchange or automated quotation system on which the securities of Company may then be traded.

(b) Company shall use all commercially reasonable efforts to cause such meeting of its shareholders to take place as soon as is reasonably practicable after the Registration Statement is declared effective by the SEC.

(c) Except as set forth herein, neither the Board of Directors of Company nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Commerce or Sub, the approval or recommendation by the Board of Directors of Company or any such committee of this Agreement or the Merger. Notwithstanding the foregoing, the Board of Directors of Company, to the extent required by its fiduciary obligations, as determined in good faith by the Board of Directors of Company based on advice of independent counsel, may (subject to the following sentences), withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend any Superior Proposal (as defined herein), enter into an agreement with respect to such Superior Proposal or terminate this Agreement, in each case at any time after the receipt by Commerce or Sub of a written notice advising Commerce or Sub that the Board of Directors of Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal.

5.3  Acquisition Proposals.  Company and each Subsidiary shall not, directly or indirectly, and shall instruct and otherwise use its best efforts to cause their respective officers, directors, employees, agents or advisors or other representatives or consultants not to directly or indirectly, solicit or initiate any proposals or offers relating to any Acquisition Proposal (as defined below). Company shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action, promptly advise Commerce orally and in writing of any request for information relating to, or of any, Acquisition Proposal, or any inquiry with respect to or which could lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making any such request, Acquisition Proposal or inquiry. Company shall, unless the Board of Directors of Company determines, in good faith, that the exercise of its fiduciary duties to Company shareholders under applicable law, as advised by outside counsel, prohibits the taking of such action, keep Commerce fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. For purposes hereof, “Superior Proposal” shall mean any bona fide written Acquisition Proposal by a third party on terms determined in good faith by the Board of Directors of Company to be reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal and, if consummated to be more favorable to the shareholders of Company from a financial point of view than the Merger. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer to acquire in any manner 15% or more of any class of equity securities of, or a merger, consolidation, business combination, sale, recapitalization, liquidation, dissolution or other disposition or similar transaction involving 15% or more of the assets of, Company or any Significant Subsidiary of Company, or any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Company or any Significant Subsidiary of Company (other than pursuant to the transactions contemplated by this Agreement). A “Significant Subsidiary” means any Subsidiary of a person that would constitute a Significant Subsidiary of such person within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC.

5.4  Legal Conditions.  Each of Company, Commerce and Sub shall, and shall cause its respective Subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the transactions contemplated by this Agreement and as promptly as practicable, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and or any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. Each of Company, Commerce and Sub will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

(a) Each of Company, Commerce and Sub agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary and proper or advisable to consummate, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using all reasonable best efforts to (i) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (ii) defend any Litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages, (iii) provide to counsel to the other party hereto representations and certifications as to such matters as such counsel may reasonably request in order to render the opinion referred to in Section 6.2(j).

5.5  Plan Termination.  Company’s 401(k) Plan shall be terminated by Company pursuant to the appropriate corporate action undertaken prior to the Effective Date, which termination shall be contingent upon receipt of a determination from the Internal Revenue Service that such termination does not adversely affect the qualified status of the Plan. If a favorable Internal Revenue Service determination letter is received, then the 401(k) Plan accounts shall be distributed pursuant to the Plan.

5.6  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action.

5.7  Fees and Expenses.  Unless otherwise agreed by the parties in writing or as otherwise provided herein, each party hereto shall bear and pay all costs and expenses incurred by it incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, including fees and expenses of its own financial advisors, accountants and counsel, all printing, filing, mailing and other incidental fees. Commerce will bear and pay all costs and expenses related thereto associated with the Registration Statement and the Proxy Statement.

5.8  Cooperation.  During the period from the date of this Agreement to the Effective Time, each of Company, Commerce and Sub shall, (i) confer on a regular and frequent basis with the other, report on operational matters, policies and banking practices and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Company or Commerce or Sub, as the case may be, or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein, (ii) cause each Subsidiary of Company and Commerce and Sub that is a bank to file all call reports with the appropriate Bank Regulators and all other reports, applications and other documents required to be filed with the applicable Governmental Entities between the date hereof and the Effective Time and (iii) coordinate with the other the declaration of any dividends in respect of Commerce Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Commerce Common Stock or Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Commerce Common Stock and/or Company Common Stock and any shares of Commerce Common Stock any such holder receives in exchange therefor in the Merger.

5.9  Advice of Changes.  Commerce, Sub and Company shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse

Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

5.10  Dissenters’ Rights.  Company shall include in the notice of shareholder’s meeting required by Section 5.2 hereof a description of appraisal rights as contained in Section 1091 of the OGCA.

5.11  Indemnification; Directors’ and Officers’ Insurance.

(a) Commerce shall indemnify, defend, and hold harmless the present directors, officers, employees, and agents of Company and its Subsidiaries (each, an “Indemnified Party”) after the Effective Time against all damages in connection with any action arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Missouri Law.

(b) With respect to all persons who are currently covered by Company’s directors’ and officers’ liability insurance, or will become covered by such insurance prior to the Effective Time, the Surviving Corporation shall maintain in effect for a period of not less than three years following the Effective Time directors’ and officers’ liability insurance in an amount not less than the current coverage with respect to matters occurring prior to the Effective Time; provided, that in no event shall the Surviving Corporation be required to expend under this Section 5.11(b) more than an aggregate of 150% of the current annual premium expended by Company to provide such coverage (the “Maximum Premium Amount”). In the event the Surviving Corporation would be required to expend more than the Maximum Premium Amount to provide such coverage, it shall maintain under this Section 5.11(b) the greatest amount of such insurance which it can obtain for the Maximum Premium Amount.

5.12  Certain Financial Statement Adjustments.  The Company agrees to make such pre-closing adjustments to its stub financial statements as shall be reasonably requested by Commerce (the “Requested Adjustments”); provided that such Requested Adjustments shall not be required to be made more than three (3) Business Days prior to the Closing, the Company shall not be required to make any Requested Adjustments which are not consistent with GAAP and such Requested Adjustments shall not be taken into account in the calculation of the Company’s stockholders’ equity or in the calculation of the Company’s loan loss reserve referenced in Section 6.2(f). In the event that this Agreement is terminated pursuant to Section 7.1 and Company is not able to reverse such Requested Adjustments, Commerce agrees to reimburse Company for any loss or expense incurred as a result of such Requested Adjustments. No action taken by the Company pursuant to the provisions of this Section 5.12 shall constitute an acknowledgment by the Company or create any implication, for any purpose, that such action was necessary for any purpose other than to comply with the provisions of this Section 5.12.

ARTICLE VI

CONDITIONS PRECEDENT

6.1  Conditions to Each Party’s Obligation.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b) Other Approvals.  All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all the foregoing, “Consents”) which are necessary pursuant to the Merger, other than immaterial Consents which, if not obtained, would have no Material Adverse Effect on the consummation of the transactions contemplated by this Agreement or on either Commerce, Sub or the Surviving Corporation, shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect.

(c) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or the Transaction Agreements shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement or the Transaction Agreements, by any Federal, state or foreign Governmental Entity of competent jurisdiction which makes the consummation of the transactions contemplated by this Agreement or the Transaction Agreements illegal.

(d) Registration Statement.  The Registration Statement shall become effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

6.2 Conditions to Obligations of Commerce and Sub.  The obligation of Commerce and Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Commerce and Sub:

(a) Representations and Warranties.  The representations and warranties of Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Commerce and Sub shall have received a certificate signed on behalf of Company by its Chief Executive Officer to such effect.

(b) Performance of Obligations.  Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Commerce and Sub shall have received a certificate signed on behalf of Company by its any executive officer to such effect.

(c) Corporate Action.  Commerce and Sub shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Company and of the holders of the Company Common Stock authorizing the execution, delivery and performance by Company of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Company.

(d) Material Adverse Effect.  Except as disclosed to Commerce and Sub in writing prior to the date hereof, no Material Adverse Effect upon Company shall have occurred since the date of this Agreement and Company shall not be a party to or, to the Company’s knowledge, threatened with, and to Company’s knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any government agency, which in the reasonable judgment of Commerce and Sub, could have a Material Adverse Effect upon Company, and Commerce and Sub shall have received a certificate signed on behalf of Company by its Chief Executive Officer to such effect.

(e) Closing Documents.  Commerce and Sub shall have received from Company such certificates and other closing documents as counsel for Commerce shall reasonably request.

(f) Financial Measures.  On the Closing Date, Company’s stockholders’ equity shall not be less than $11,953,000 (excluding adjustments for (i) the effect of FASB 115, relating to fluctuations in the value of the Bank’s securities portfolio, (ii) the effect of FASB 123R, relating to the effects of expensing stock options, (iii) in the event the Company causes the Bank to sell or discount any loan carried on the books of the Bank as of the date hereof pursuant to the written request of Commerce, the effect of such sale or discount, (iv) the effect of any adjustments made in accordance with Section 5.12 of this Agreement, and (v) the effect of any transaction related charges, including but not limited to fees of the Company’s legal and financial advisor. The Bank’s loan loss reserve shall not be less than $824,000, all as determined on the basis of the financial statements of Company as prepared in accordance with GAAP consistently applied and applicable bank regulatory instructions.

(g) Sales of Shares.  Each person who is an “affiliate” (as defined in Rules 145 and 405 adopted under the Securities Act) of the Company at the time this Agreement is submitted to approval of the stockholders of the company shall deliver to Commerce a letter in the form of Exhibit 5.1(c).

(h) Tax Representations.  The Chief Executive Officer and Chief Financial Officer of the Company and each shareholder of Company owning more than 10% of the outstanding Company Common Stock shall have made those representations reasonably requested by counsel and necessary to enable them to render the opinion described in paragraph (j) below.

(i) Dissenting Shareholders.  Company Dissenting Shares shall not constitute more than 10% of the outstanding shares of Company Common Stock on the Closing Date. Notwithstanding anything in this Agreement to the contrary, Commerce shall not be entitled to waive the condition contained in this subsection unless it commits to provide the Surviving Corporation with funds necessary to pay the aggregate appraisal amount for such Company Dissenting Shares.

(j) Tax Opinion.  Commerce shall have received the opinion of Blackwell Sanders Peper Martin LLP, counsel to Commerce, dated the Closing Date, in form and substance reasonably satisfactory to Commerce, to the effect that the Merger should be treated for Federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

(k) Cancellation of Unexercised Options.  Company will have taken all necessary corporate action to cause the cancellation, effective as of the Closing Date, of all outstanding options under the Company’s stock option plans which remain unexercised at the Closing Date.

(l) Opinion of Counsel.  Commerce shall have received an opinion of McAfee & Taft dated the Closing Date in form and substance reasonably satisfactory to Commerce covering the matters set out in Exhibit 6.2(l) hereto.

(m) Non-Competition Agreements.  Commerce shall have entered into non-competition agreements with each of Carl Hudgins, Steve Austin, and Bruce Humphrey and the members of the Company’s board of directors.

(n) Termination of Fiserv Contract.  Bank shall have provided notice of termination of its contract with Fiserv no later than November 1, 2006 and such contract shall terminate in May, 2007.

(o) Loan Portfolio.  The loans listed on Schedule 6.2(o) shall have been removed from the Bank’s loan portfolio in accordance with the guidelines specified in Schedule 6.2(o).

6.3  Conditions to Obligations of Company.  The obligation of Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived by Company:

(a) Representations and Warranties.  The representations and warranties of Commerce and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

(b) Performance of Obligations.  Commerce and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

(c) Corporate Action.  Company shall have received a copy of the resolution or resolutions duly adopted by the Board of Directors (or a duly authorized committee thereof) of Commerce and Sub authorizing the execution, delivery and performance by Commerce and Sub of this Agreement and the other Transaction Agreements, certified by the Secretary or an Assistant Secretary of Commerce and Sub.

(d) Tax Opinion.  Company shall have received, at Commerce’s expense, an opinion of Blackwell Sanders Peper Martin LLP, addressed to Company and its shareholders and in form and substance reasonably satisfactory to Company and Company counsel, dated the Closing Date, to the effect that the Merger will be a tax-free reorganization under Section 368(a) of the Code and no gain or loss will be recognized by the shareholders of Company to the extent they receive Commerce Common Stock solely in exchange for shares of Company Common Stock.

(e) Material Adverse Effect.  Except as disclosed to Company in writing prior to the date hereof, no Material Adverse Effect upon Commerce or Sub shall have occurred since June 30, 2006 and Commerce or Sub shall not be a party to or so far as Commerce’s and Sub’s knowledge, threatened with, and to Commerce’s and Sub’s knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any governmental agency, which in the reasonable judgment of Company, could have a Material

Adverse Effect upon Commerce or Sub, and Company shall have received a certificate signed on behalf of Commerce and Sub by an executive officer to such effect.

(f) Closing Documents.  Company shall have received from Commerce and Sub such certificates and other closing documents as counsel for Company shall reasonably request.

(g) Opinion of Counsel.  Company shall have received an opinion of Blackwell Sanders Peper Martin LLP, counsel to Commerce, dated the Closing Date, in form and substance reasonably satisfactory to Company covering the matters set forth in Exhibit 6.3(g) hereto.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after adoption of the Agreement by the shareholders of Company:

(a) by mutual consent of Commerce, Sub and Company in a written instrument;

(b) by either Commerce, Sub or Company (i) upon written notice to the other party if any Bank Regulator shall have issued an order denying approval of the Merger and the other material aspects of the transactions contemplated by this Agreement or if any Governmental Entity of competent jurisdiction shall have issued a final permanent order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or (ii) if any Governmental Entity shall have taken any action, or enacted, entered, enforced or deemed applicable to the transaction contemplated by this Agreement, any rule, regulation or order in connection with the grant of Requisite Regulatory Approvals or otherwise which imposes any noncustomary restriction or condition that would, in the reasonable judgment of Commerce, materially and adversely affect the operations of Bank’s business subsequent to the Merger, and in any such case the time for appeal or petition for reconsideration of any such order referred to in clauses (i) or (ii) shall have expired without such appeal or petition being granted;

(c) by either Commerce, Sub or Company if the Merger shall not have been consummated on or before June 30, 2007; provided that if the Merger shall not have been consummated on or before such date, such termination date may be extended by up to 60 days thereafter (i) at the election of the non-breaching party, if the Merger shall not have been consummated due to the volitional breach of any material representation, warranty or covenant in this Agreement by Commerce, Sub or Company, or (ii) at the election of the party who has requested any Requisite Regulatory Approval, in the event that the Merger shall not have been consummated due to the fact that any such Requisite Regulatory Approvals shall not yet have been received;

(d) by Commerce or Sub in the event of a breach by Company of any representation, warranty or covenant contained in this Agreement, which breach (i) either is not cured within 45 days after the giving of written notice to Company, or is of a nature which cannot be cured prior to the Closing and (ii) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;

(e) by Company in the event of a breach by Commerce or Sub of any representation, warranty or covenant contained in this Agreement, which breach (1) either is not cured within 45 days after the giving of written notice to Commerce and Sub or is of a nature which cannot be cured prior to the Closing and (2) would entitle the non-breaching party to elect not to consummate the transactions contemplated hereby pursuant to ARTICLE VI;

(f) by Commerce or Sub if the Board of Directors of Company fails to recommend adoption of this Agreement by the shareholders of Company, or amends or modifies such recommendation in a manner materially adverse to Commerce or Sub or withdraws such recommendation to the shareholders of Company;

(g) by the Company prior to the vote of the stockholders, without further action, if the Company desires to enter into a definitive agreement with respect to a Superior Proposal pursuant to and in accordance with Section 5.2(c), above; provided, however, that such determination and the right to terminate under this Section 7.1(g) shall not be effective until the Company has made payment to Commerce of the amounts required to be paid pursuant to Section 7.5, below;

(h) by Commerce, Sub or Company, if the Company Shareholder Approval shall not have been obtained at a duly held meeting of shareholders of Company held for such purpose or at any adjournment, postponement or continuation thereof;

(i) by Commerce or Sub in the event there has been a change, or any event involving a prospective change, in the business, financial condition or results of operations of Company or any of its Subsidiaries which has had, or would be reasonably likely to have, a Material Adverse Effect on Company; provided, however, that termination pursuant to this subsection (i) shall be effective 45 days after the giving of written notice to Company if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (i) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to the Closing; and

(j) by Company in the event there has been a change, or any event involving a prospective change, in the business, financial condition or results of operations of Commerce, Sub or any of its Subsidiaries which has had, or would be reasonably likely to have, a Material Adverse Effect on Commerce or Sub; provided, however, that termination pursuant to this subsection (ii) shall be effective 45 days after the giving of written notice to Commerce and Sub if the change or event described in said notice has not been cured; and provided, further that termination under this subsection (ii) shall be effective immediately after the giving of written notice if said change or event cannot be cured prior to Closing.

7.2  Effect of Termination.  The termination of this Agreement shall not terminate or affect the obligations of the parties under Sections 5.7 or 7.5 or otherwise to pay expenses as provided elsewhere herein, to maintain the confidentiality of the other party’s information pursuant to Section 4.2 or the provisions of this Section 7.2 or of Section 8.2 or 8.6, and shall not affect any agreement after such termination. The parties agree that, except as provided in the immediately preceding sentence, upon the termination of this Agreement pursuant to Section 7.1 hereof, this Agreement shall become null and void and no party shall have any liability or obligation with respect hereto; provided, any such termination of this Agreement pursuant to Sections 7.1(d) or 7.1(e) hereof shall not in any manner release or be construed as so releasing the non-terminating party or parties from any liability or damage to the other party or parties arising out of, in connection with or otherwise relating to, directly or indirectly, such parties willful breach of its covenants, agreements, representations or warranties hereunder, except to the extent expressly provided herein.

7.3  Amendment.  This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of Company, but after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4  Extension; Waiver.  At any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

7.5  Termination Fee.  (a) The Company shall pay to Commerce in immediately available funds, within three (3) Business Days after demand by the Company, an amount equal to $1,250,000 (the “Termination Fee”) if this Agreement is terminated by Company pursuant to Section 7.1(g), above, the payment of which shall be made in conjunction with the Company’s termination of this Agreement.

(b) If this Agreement is terminated by Commerce or Sub pursuant to Section 7.1(f), above, and within twelve (12) months following the termination of this Agreement an Acquisition Proposal is consummated or the Company enters into an agreement providing for an Acquisition Proposal, then Company shall pay or cause to be paid to Commerce in immediately available funds an amount equal to the Termination Fee within three (3) Business Days after Company enters into such agreement or such transaction is consummated, whichever is earlier.

(c) If (A) this Agreement is terminated by Commerce or the Company, as applicable, pursuant to Section 7.1(c) above (and prior to such termination the Company shall not have held a meeting of its stockholders pursuant to Section 5.2, above) or Section 7.1(h), above, and (B) within twelve (12) months following the termination of this Agreement an Acquisition Proposal is consummated or Company enters into an Agreement providing for an Acquisition Proposal, then the Company shall pay or cause to be paid to Commerce in immediately available funds an amount equal to the Termination Fee within three (3) Business Days after Company enters into such agreement or such transaction is consummated, whichever is earlier.

(d) The Company acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.5 and, in order to obtain such payment, Commerce makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.5, the Company shall pay to Commerce, in addition to the amount of such judgment, Commerce’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.5 at The Wall Street Journal prime rate in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.5 shall be the exclusive remedy for a termination of this Agreement as specified in this Section 7.5 and shall be in lieu of damages incurred in the event of any such termination of this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

8.1  Survival of Representations, Warranties and Covenants.  No investigation by Commerce, Sub or Company made before or after the date hereof shall affect the representations and warranties which are contained in this Agreement; provided that all representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time other than covenants and agreements that by their terms are to survive or be performed, in whole or in part, after the Effective Time; provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive Commerce, Sub or Company (or any director or officer thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either Commerce, Sub or Company, the aforesaid representations, warranties, covenants and agreements being material inducements to the consummation by Commerce, Sub and Company of the transactions contemplated herein.

8.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to Company, to:

South Tulsa Financial Corporation
Bank South
6130 East 81st Street
Tulsa, OK 74137-2101
Attention: R. Carl Hudgins
Fax: (918) 879-2227

with a copy (which shall not constitute notice) to:

McAfee & Taft A Professional Corporation
Tenth Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102
Attention: C. Bruce Crum
Fax: (405) 235-0439

(b) if to Commerce or Sub, to:

Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106
Attention: Kevin G. Barth
Fax: (816) 234-2333

with a copy to:
Commerce Bancshares, Inc.
1000 Walnut — 16th Floor
Kansas City, Missouri 64106
Attention: J. Daniel Stinnett, Esq.
Fax: (816) 234-2333

and (which shall not constitute notice)

Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attention: Dennis P. Wilbert, Esq.
Fax: (816) 983-8080

8.3  Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

8.4  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5  Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.  This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The parties hereby acknowledge that, except as hereinafter agreed to in writing, no party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof. No current or former employee of Company, Commerce, Sub, or any of their respective Subsidiaries, shall be construed as a third party beneficiary under this Agreement, and no provision in this Agreement shall create any right in any such employee (or his or her beneficiary or dependent) for any reason, including, without limitation, in respect of employment, continued employment, or resumed employment with the Surviving Corporation, Company, Commerce or Sub (or any of their respective Affiliates) or in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan maintained by the Surviving Corporation, Company, Commerce or Sub (or any of their respective Affiliates). Notwithstanding the foregoing, Section 5.11 is intended for the benefit of the Indemnified Parties and may be enforced by them.

8.6  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without giving effect to the principles of conflicts of law.

8.7  Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining there from, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.8  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9  Publicity.  Commerce, Sub, Bank, and Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law. Without limiting the reach of the preceding sentence, Commerce, Sub and Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, Company and its Subsidiaries shall (a) consult with Commerce and Sub regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Commerce and Sub with shareholders lists of Company and (c) subject to the Company’s approval which shall not be unreasonably withheld, allow and facilitate Commerce and Sub contact with shareholders of Company.

IN WITNESS WHEREOF, Commerce, Sub and Company has caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of date first above written.

COMMERCE BANCSHARES, INC.

By:	/s/ Kevin G. Barth
Name: Kevin G. Barth

Title:	Executive Vice President

CBI-KANSAS, INC.

By:	/s/ A. Bayard Clark
Name: A. Bayard Clark

Title:	Vice President

SOUTH TULSA FINANCIAL CORPORATION

By:	/s/ Nevyle R. Cable
Name: Nevyle R. Cable

Title:	President

EXHIBIT 5.1(c)

FORM OF AFFILIATE LETTER

Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64106

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of South Tulsa Financial Corporation, an Oklahoma corporation (“South Tulsa”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulation”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of          , 2006 (the “Merger Agreement”), by and between Commerce Bancshares, Inc., a Missouri corporation (“Commerce”), CBI-Kansas, Inc., a Kansas corporation (“CBI”), a wholly-owned subsidiary of Commerce, and South Tulsa, South Tulsa shall be merged with and into CBI (the “Merger”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to Commerce and CBI as follows:

(a) I shall not make any sale, transfer or other disposition of Commerce Common Stock in violation of the Act or the Rules and Regulations.

(b) I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Commerce Common Stock to the extent I believed necessary with my counsel or counsel for South Tulsa.

(c) I have been advised that the issuance of Commerce Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of South Tulsa I may be deemed to have been an affiliate of South Tulsa and the distribution by me of Commerce Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Commerce Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Commerce, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) I understand that Commerce is under no obligation to register the sale, transfer or other disposition of Commerce Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) I also understand that stop transfer instructions will be given to Commerce’s transfer agent with respect to Commerce Common Stock and that there will be placed on the certificates for Commerce Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

(f) I also understand that unless the transfer by me of my Commerce Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Commerce reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated

1

under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to Commerce’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Effective Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Commerce (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Commerce, or other evidence reasonably satisfactory to Commerce, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of South Tulsa as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:

Name:

Accepted this [          ] day of
[          ], 2006
Commerce Bancshares, Inc.

By:

Name:

Title:

2

EXHIBIT 6.2(l)

OPINION OF COUNSEL
SOUTH TULSA FINANCIAL CORPORATION

1. South Tulsa Financial Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (“South Tulsa”).

2. Bank South is a state bank duly organized, validly existing and in good standing under the laws of the State of Oklahoma (“Bank”).

3. South Tulsa and Bank each possess the corporate power and authority to own its properties and to conduct its business as it is now being conducted.

4. South Tulsa has all requisite corporate power and authority to enter into the Agreement and Plan of Merger dated as of          , 2006 (the “Agreement”) and to consummate the transactions contemplated thereby.

5. The corporations listed on Section 3.1(k) of the Company Disclosure Schedule are each incorporated, duly organized, validly existing and in good standing under the laws of the jurisdictions of incorporation and each possesses the corporate power and authority to own its properties and conduct its businesses as are now being conducted.

6. The execution and delivery of the Agreement, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action on the part of South Tulsa and, assuming due authorization, execution and delivery of the Agreement by Commerce and Sub, the Agreement constitutes a valid and binding obligation of South Tulsa, enforceable against South Tulsa in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally, or the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

7. The execution and delivery by South Tulsa of the Agreement, and the consummation of the transactions contemplated thereby, will not (i) violate its Certificate of Incorporation or By-laws, (ii) breach, or result in a default under, any of its existing obligations under any agreement known to us, (iii) to the best of our knowledge, breach or otherwise violate any of its existing obligations under any order, writ, decree or injunction of any court or government agency, or (iv) violate any applicable provisions of statutory law or regulation.

8. Except as disclosed in the Agreement, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by South Tulsa of the merger or the other transactions contemplated by the Agreement.

9. The authorized and issued capital of South Tulsa conforms to the description thereof contained in Section 3.1(b) of the Agreement. All of the issued and outstanding shares of the Company (the “Company Common Stock”) are validly issued, fully paid and nonassessable and none of such shares has been issued in violation of any statutory preemptive right.

10. The authorized and issued capital of Bank conforms to the description thereof contained in Section 3.1(b) of the Agreement. South Tulsa is the owner of record of all of the issued and outstanding shares of common stock of Bank. South Tulsa has no direct or indirect subsidiaries other than the banks, corporations or organizations listed on Schedule 3.1(k). All of the issued and outstanding shares of common stock of Bank and the corporations listed on Section 3.1(k) of the Company Disclosure Schedule are validly issued, fully paid and, except as provided by Section 220 of the Oklahoma Banking Code, nonassessable and none of such shares has been issued in violation of any statutory preemptive right.

EXHIBIT 6.3(h)

OPINION OF COUNSEL
FOR COMMERCE

1. Commerce is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and is duly registered as a bank holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas.

2. Commerce and Sub each possesses the corporate power and authority to own its properties and to conduct its business as it is now being conducted.

3. Commerce and Sub each have all requisite corporate power and authority to enter into the Agreement and to consummate the transactions contemplated thereby.

4. The execution and delivery of the Agreement and Plan of Merger dated as of          , 2006 (the “Agreement”), and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action on the part of Commerce and Sub, respectively, and, assuming due authorization, execution and delivery of the Agreement by South Tulsa Financial Corporation, the Agreement constitutes a valid and binding obligation of Commerce and Sub enforceable against Commerce and Sub, as the case may be, in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally, or the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

5. The execution and delivery by each of Commerce and Sub of the Agreement, and the consummation of the transactions contemplated thereby, will not (i) violate its Certificate or Articles of Incorporation or By-laws, (ii) breach, or result in a default under, any of its existing obligations under any agreement which is an exhibit (whether incorporated by reference or otherwise) to Commerce’s most recently filed reports on Form 10-K and Form 10-Q, (iii) to the best of our knowledge, breach or otherwise violate any of its existing obligations under any order, writ, decree or injunction of any court or governmental agency, or (iv) violate any applicable provisions of statutory law or regulation.

6. Except as disclosed in the Agreement, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Commerce or Sub of the Merger or the other transactions contemplated by the Agreement.

7. The authorized and issued capital of Commerce conforms to the description thereof contained in Section 3.2(c) of the Agreement. The shares of Commerce common stock to be issued in connection with the merger pursuant to the Agreement have been duly authorized, and, when issued in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable and none of such shares are subject to any statutory preemptive right.

APPENDIX B

FORM OF SHAREHOLDER VOTING AGREEMENT

VOTING AGREEMENT

[Name]

This VOTING AGREEMENT (the “Agreement”) is made and entered into as of December   , 2006, between Commerce Bancshares, Inc., a Missouri corporation (“Commerce”), and [Name], a shareholder (“Shareholder”) of South Tulsa Financial Corporation, an Oklahoma corporation (“Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Commerce, Company and CBI-Kansas, Inc., a Kansas corporation, and a wholly-owned first-tier subsidiary of Commerce (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Company with and into Merger Sub (the “Merger”). Pursuant to the Merger, shares of common stock of Company, par value $1.00 per share (“Company Common Stock”) will be converted into shares of Commerce Common Stock on the basis described in the Merger Agreement.

B. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

C. Shareholder is the record holder or beneficial owner of, or exercises voting power over, such number of outstanding shares of Company Common Stock as is indicated below in Section 1.

D. As a material inducement to enter into the Merger Agreement, Commerce desires Shareholder to agree, and Shareholder is willing to agree, to vote the Shares (as defined below), and such other shares of capital stock of Company over which Shareholder has voting power, so as to facilitate consummation of the Merger.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

Section 1.  Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants to Commerce that, as of the date of this Agreement:

(a) The Shareholder (i) lawfully owns, and has full and exclusive power to vote and direct the voting of, and to dispose of and direct the disposition of,           shares of common stock, par value $1.00 per share, of the Company (the “Common Shares (such Common Shares together with any Common Shares acquired by the Shareholder after the date of this Agreement, whether such Common Shares are acquired by way of exercise of options or other rights to purchase Common Shares or by way of dividend, distribution, exchange, merger, consolidation, grant of proxy or otherwise, the “Shares”), and (ii) is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of options to acquire -[option#]- Common Shares (the “Company Options”).

(b) The Shareholder has voting power and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such right. The Shareholder does not hold or beneficially own any securities of the Company on the date hereof other than the Shares and the Company Options.

(c) The Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(d) This Agreement has been validly executed and delivered by the Shareholder and, assuming due and valid authorization, execution and delivery thereof by Commerce, constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief, and may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in a violation of, or constitute (with or without due notice or lapse of time or both) a default under, or conflict with, or give rise to any right of termination, cancellation or acceleration under any contract, trust, note, bond, mortgage, indenture, license, agreement, or material contractual restriction or obligation of any kind to which the Shareholder is a party or by which the Shareholder or the Shares are bound, which singularly or in the aggregate, would prevent or adversely affect the ability of the Shareholder to perform the obligations under this Agreement. The consummation of the transactions contemplated hereby will not violate, or require any consent, approval or notice under, any provision of any judgment, order, injunction, decree, statute, law, rule or regulation applicable to the Shareholder which, singularly or in the aggregate, would prevent or adversely affect the ability of the Shareholder to perform his obligations under this Agreement.

(f) The Shares owned by the Shareholder are now, and at all times during the term hereof will be, held by the Shareholder or by a nominee or custodian for the benefit of the Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts, agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a Shareholder in respect of such Shares (collectively, “Encumbrances”), except for any such Encumbrances arising hereunder.

(g) If the Shareholder’s Shares are subject to community property interests under the laws of any jurisdiction, the Shareholder has agreed to have executed and delivered to Commerce such consents, waivers and approvals as are necessary for the execution of this Agreement and the approval and consummation of the transactions contemplated hereby regarding the Shareholder.

(h) The Shareholder understands and acknowledges that Commerce is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

Section 2.  Transfer of the Shares.

Prior to the termination of this Agreement and except as otherwise provided herein, the Shareholder agrees that it shall not: (a) transfer, assign, sell, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares, Company Options or other rights to acquire Shares or any right or interest therein; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (d) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares or (e) take any other action that would in any way restrict, limit or interfere with the performance of the Shareholder’s obligations hereunder or the transactions contemplated hereby or make any representation or warranty of the Shareholder untrue or incorrect. The provisions of this Section 2 shall not restrict (i) Transfers by will or by operation of law (in which case this Agreement shall bind the transferee) (ii) Transfers by gift made by the Shareholder, subject to the donee expressly assuming the obligations of the undersigned arising under this Agreement, or (iii) Transfers as Commerce may otherwise permit in writing.

Section 3.  Voting Arrangements; Irrevocable Proxy.

(a) The Shareholder hereby agrees that, during the time this Agreement is in effect, at the Company Shareholders’ Meeting, however called, and at every adjournment or postponement thereof, such Shareholder shall: (i) appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote, or execute proxies in respect of, the Shares, or cause the Shares to be voted, or proxies to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement that has been agreed to by the Board of Directors of the Company) and the Merger, and any action required in furtherance thereof; and (iii) vote, or execute proxies in respect of, the Shares, or cause his Shares to be voted, or proxies to be executed in respect thereof, against (A) any agreement or transaction relating to any Acquisition Proposal (other than as proposed by Commerce), (B) a Superior Proposal or (C) any amendment of the Company’s Certificate of Incorporation or Bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected (a) to prevent or materially impede or delay the consummation of the Merger or the consummation of the transactions contemplated by this Agreement or (b) to deprive Commerce of any material portion of the benefits anticipated by Commerce to be received from the consummation of the Merger or the other transactions contemplated by this Agreement or (c) to change in any manner the rights of the Shares, presented to the shareholders of the Company (regardless of any recommendation of the Board of Directors of the Company) or in respect of which vote or proxy of the Shareholder is requested or sought, unless such transaction has been approved in advance by Commerce.

(b) Subject to the provisions set forth in Section 8 hereof and as security for the Shareholder’s obligations under Section 3(a), the Shareholder hereby irrevocably constitutes and appoints each of Commerce, Merger Sub and J. Daniel Stinnett, acting together or separately and its or his designees as its or his attorney and proxy in accordance with the OGCA, with full power of substitution and resubstitution, to cause the Shareholder’s Shares to be counted as present at the Company Shareholders’ Meeting or any other meeting of shareholders of Company, to vote the Shares at the Company Shareholders’ Meeting or any other meeting of shareholders of Company, however called, and to execute consents in respect of the Shares as and to the extent provided in Section 3(a).

(c) The Shareholder represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and have been revoked. The Shareholder hereby agrees not to grant any subsequent proxy or power of attorney with respect to the Shares.

(d) The Shareholder hereby affirms that the proxy set forth in this Section 3 is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder hereby further affirms that the proxy set forth in this Section 3 is coupled with an interest and, except as set forth in this Section 3 or in Section 8, is, subject to the terms and conditions contained herein, intended to be irrevocable in accordance with the provisions of Section 1057 of the OGCA. The Shareholder hereby agrees that, if for any reason the proxy granted herein is not irrevocable (subject to the terms of this Agreement), then the Shareholder agrees to vote the Shares in accordance with Section 3(a) hereof as instructed by Commerce in writing.

Section 4.  Fiduciary Duties.  The Shareholder is signing this Agreement solely in the Shareholder’s capacity as an owner of the Shares and Company Options, and nothing herein shall prohibit or preclude the Shareholder from the exercise of the Shareholder’s fiduciary duties as an officer or director of the Company.

Section 5.  Voting Provisions.  To the extent that the Shareholder has dispositive power, but not voting power, over any of his Shares, Section 3 of this Agreement shall only apply to the Shares held by the Shareholder over which the Shareholder retains voting power.

Section 6.  Certain Events.  In the event of any change in the Common Shares by reason of a stock dividend, stock split, split-up, recapitalization, reorganization, business combination, consolidation, exchange of shares, or any similar transaction or other change in the capital structure of the Company affecting the Common Shares or the acquisition of additional Common Shares, or other securities or rights of the Company by the Shareholder, this Agreement and the obligations hereunder shall attach to any additional Common Shares or other securities or rights of the Company issued to or acquired by the Shareholder.

Section 7.  Further Assurances.  The Shareholder shall, upon request of Commerce, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Commerce to be necessary or desirable to carry out the provisions hereof and to vest in Commerce the power to vote the Shares as contemplated by Section 3.

Section 8.  Termination.  This Agreement, and all rights and obligations of the parties hereunder, shall terminate and shall have no further force or effect upon the earliest of (a) the Effective Time, (b) the date the Merger Agreement is terminated in accordance with its terms; provided, however, that Section 9 hereof shall survive any termination of this Agreement.

Section 9.  Expenses.  All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

Section 10.  Miscellaneous.

(a) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Shareholder, to such Shareholder at the following address:

With a copy (which shall not constitute notice) to:

McAfee & Taft A Professional Corporation
19th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102-0439
Attention: C. Bruce Crum
Fax: (405) 235-0439

If to Commerce, to:

Commerce Bancshares, Inc.
1000 Walnut
Kansas City, Missouri 64108
Attention: Kevin G. Barth
Fax: (816) 234-2333

with a copy to:

Commerce Bancshares, Inc.
1000 Walnut — 16th Floor
Kansas City, Missouri 64106
Attention: J. Daniel Stinnett, Esq.
Fax: (816) 234-2333

and (which shall not constitute notice) to:

Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
Attention: Dennis P. Wilbert, Esq.
Fax: (816) 983-8080

(b) Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) Counterparts.  This Agreement may be executed manually or by facsimile by the parties hereto in any number of counterparts, each of which shall be considered one and the same agreement.

(d) Entire Agreement.  This Agreement (together with the Merger Agreement and any other exhibits, annexes, schedules, documents and instruments referred to herein and therein or contemplated thereby or therein) constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof.

(e) Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without giving effect to any conflict of laws principles thereof that might require the application of the law of another jurisdiction.

(f) Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Commerce may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned subsidiaries of Commerce (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns, and the provisions of this Agreement are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g) Severability of Provisions.  If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions are fulfilled to the extent possible.

(h) Specific Performance.  The parties hereto acknowledge that money damages would be an inadequate remedy for any breach of this Agreement by any party hereto, and that the obligations of the parties hereto shall be enforceable by any party hereto through injunctive or other equitable relief.

(i) Amendment.  No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

(j) Binding Nature.  This Agreement is binding upon and is solely for the benefit of the parties hereto and their respective successors, legal representatives and assigns.

IN WITNESS WHEREOF, Commerce and the Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

[Name]

COMMERCE BANCSHARES, INC.

By:
Name: Kevin G. Barth
Title: Executive Vice President

APPENDIX C

OPINION OF SOUTH TULSA FINANCIAL ADVISOR

December 4, 2006

Board of Directors
South Tulsa Financial Corporation
6130 East 81st Street
Tulsa, OK 74137-2101

Dear Members of the Board:

We understand that South Tulsa Financial Corporation, an Oklahoma corporation (“South Tulsa”), on the one hand, and Commerce Bancshares, Inc., a Missouri corporation (“Commerce”), and CBI-Kansas, Inc., a Kansas corporation and wholly owned subsidiary of Commerce (“Sub”), on the other hand, are about to enter into an Agreement and Plan of Merger to be dated December 4, 2006 (the “Agreement”) pursuant to which South Tulsa will merge with and into Sub and become a wholly owned subsidiary of Commerce (the “Merger”). In connection with the Merger, subject to certain adjustments and except as provided for in the Agreement, each outstanding share of common stock, $1.00 par value per share, of South Tulsa (the “Common Stock”) issued and outstanding at the Effective Time shall be converted into such number of shares of common stock, $5.00 par value per share, of Commerce (“Commerce Common Stock”) as shall be equal to the quotient of $340.54 (the “Company Per Share Value”) divided by the Commerce Stock Price if the Commerce Stock Price is greater than or equal to $45.30 and less than or equal to $50.06; that number of shares of Commerce Common Stock equal to the Company Per Share Value divided by $45.30 if the Commerce Stock Price is less than $45.30; and that number of shares of Commerce Common Stock equal to the Company Per Share Value divided by $50.06 if the Commerce Stock Price is greater than $50.06 (collectively, the “Merger Consideration”). Capitalized terms used but not otherwise defined herein, shall have the same meaning ascribed to them in the Agreement. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Common Stock of South Tulsa.

Hovde Financial, Inc. (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We were retained by South Tulsa to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from South Tulsa in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, South Tulsa has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and all attachments thereto;

Board of Directors
December 4, 2006

(ii)	reviewed certain historical publicly available business and financial information concerning South Tulsa and Commerce;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning South Tulsa;

(iv)	analyzed certain financial projections prepared by the management of South Tulsa;

(v)	held discussions with members of the senior management of South Tulsa and Commerce for the purpose of reviewing the future prospects of South Tulsa and Commerce;

(vi)	reviewed historical market prices and trading volumes of Commerce Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of Commerce Common Stock by the holders of Common Stock of South Tulsa relative to the pro forma contribution of South Tulsa’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations. In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by South Tulsa and Commerce and in the discussions with the managements of South Tulsa and Commerce. In that regard, we have assumed that the financial forecasts, including, without limitation, the projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of South Tulsa and Commerce and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by South Tulsa, Commerce or their respective subsidiaries are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of South Tulsa or Commerce or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of South Tulsa, Commerce or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as tax free reorganization under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to South Tulsa, Commerce and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Commerce or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Commerce or any of the surviving corporations after the Merger.

Board of Directors
December 4, 2006

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which Commerce Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Common Stock of South Tulsa as to how such holder should vote with respect to the Agreement at any meeting of holders of the Common Stock of South Tulsa.

This letter is solely for the information of the Board of Directors of South Tulsa and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Common Stock of South Tulsa in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the holders of Common Stock of South Tulsa pursuant to the Agreement is fair, from a financial point of view.

Sincerely,
/s/  Hovde Financial, Inc.

HOVDE FINANCIAL, INC.

APPENDIX D

SECTION 1091 OF THE OKLAHOMA GENERAL CORPORATION ACT

§18-1091. Appraisal rights.

APPRAISAL RIGHTS

A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word “shareholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and “depository receipt” means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of Section 1081, other than a merger effected pursuant to subsection G of Section 1081, and Section 1082, 1086, 1087, 1090.1 or 1090.2 of this title.

2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

(1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(2) held of record by more than two thousand holders.

No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.

b. In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Section 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

a. shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

b. shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or

c. cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

d. any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

D. Appraisal rights shall be perfected as follows:

1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

2. If the merger or consolidation is approved pursuant to the provisions of Section 1073 or 1083 of this title, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten (10) days thereafter shall notify each of the holders of any class or series of stock of the constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of the constituent corporation, and shall include in the notice a copy of this section. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder’s shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder’s shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

a. each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

b. the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty (120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder’s written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

G. At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court’s decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

K. From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

L. The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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